SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PROTOCOL AND JUSTIFICATION OF INCORPORAÇÃO

Companhia de Bebidas das Américas - AMBEV, a publicly-held company with headquarters in the City of São Paulo, State of São Paulo, Brazil, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor (part), suites 41 and 42, Itaim Bibi, enrolled with the CNPJ/MF under No. 02.808.708/0001-07 (hereinafter simply referred to as “AMBEV”), herein represented by its directors and executive officers, pursuant to the special form provided for by Article 224 of Law No. 6,404/76, as amended; and

Labatt Brewing Canada Holding Ltd., a company duly organized and validly existing under the laws of Bahamas, with headquarters at Fort Nassau Centre, Marlborough Street, P.O. Box N-4875, Nassau (hereinafter simply referred to as the “LABATT HOLDING”), herein represented by its administrators,

TAKING INTO ACCOUNT:

(i)

The meeting of AMBEV’s Board of Directors, held on March 1st, 2004, in which (i) the negotiation by AMBEV’s executive committee of the Incorporação Agreement, to be executed by and between AMBEV, Interbrew S.A., a corporation organized under the laws of Belgium, with headquarters at Vaarstraat 94, Leuven (“Interbrew”), LABATT HOLDING and Labatt Brewing Company Limited, a corporation duly organized and validly existing under the federal laws of Canada, with headquarters at 207 Queen’s Quay West, suite 299, Toronto (“Labatt”), establishing the main terms and conditions for the Merger, and of any and all ancillary documents necessary for the implementation of the merger (the “Merger”) of LABATT HOLDING into AMBEV (together the “Incorporação Agreement”), was authorized; and (ii) the appointment of Citigroup Global Markets Inc. (“Citigroup”) that carried out the economic valuation of AMBEV and of LABATT HOLDING, for purposes of determining the substitution ratio between LABATT HOLDING’s shares and AMBEV’s shares to be used in the Merger, and prepared the corresponding report was ratified;

(ii)

The meeting of AMBEV’s Board of Directors, held on March 2, 2004, in which the following matters were approved: (i) the execution by AMBEV of the Incorporação Agreement; (ii) the appointment, to be submitted to the Shareholders’ Meeting of AMBEV, of the specialized company APSIS Consultoria Empresarial S/C Ltda., with headquarters in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua São José, 90, suite 1802B, Centro, 20010-020, enrolled with the Legal Entities Taxpayers Register (CNPJ/MF) under No. 27.281.922/0001-70 (“APSIS”), to proceed with the valuation of LABATT HOLDING’s equity including assets and liabilities, pursuant to Law No. 6,404/76, and, therefore, to draw up the corresponding appraisal report for the implementation of the Merger; and (iii) the preparation, by AMBEV’s management, of this Protocol and Justification of Incorporação (the “Protocol and Justification”) and of the Proposal of Incorporação (the “Proposal”);

(iii)

The meeting of LABATT HOLDING’s shareholders, held on March 16, 2004, in which the terms and conditions of the Protocol and Justification have been approved and its administrators have been authorized to practice the necessary acts that precede the enforcement of the Merger; and

(iv)	The terms and conditions of the Incorporação Agreement executed on March 3, 2004.

HAVE AGREED to execute this Protocol and Justification in accordance with the following clauses and conditions:

1. Reasons for the Operation.

1.1. The Merger is part of a broad association plan of AMBEV with Interbrew, the indirect holder of 100% of LABATT HOLDING’s shares. LABATT HOLDING is a holding company which shall hold as its main asset, in the moment of the Merger, the equity interest of 99.9% in Labatt Holding B.V., a company organized under the laws of Holland, with headquarters at Ceresstraat 19,4811 CA Breda (“Labatt Holding B.V.”), also a holding company that, in its turn, will hold as its main asset, in the moment of the Merger, the equity interest held in Labatt. Following the Merger, AMBEV shall hold, directly or indirectly, 100% of the shares issued by Labatt.

1.2. AMBEV shall continue to be a company dedicated to the production and trade of beers, concentrates, sodas and other beverages, concentrating however, after the Merger, its operations in the Americas, in combination with Interbrew’s strength in Europe and in Asia.

1.3. The managements of AMBEV and LABATT HOLDING believe that the Merger will bring benefits to AMBEV and to LABATT HOLDING’s shareholders, as it will result in the combination of savings with technical, supply and other general and administrative costs, also generating material commercial synergies.

2. Purposes of the Merger.

2.1. The Merger shall be carried out in such a manner that AMBEV receives – for their respective book values - the totality of the assets, rights and liabilities of LABATT HOLDING. As a result of the Merger, AMBEV shall increase its net worth in an amount equivalent to the total amount of LABATT HOLDING’s total net worth to be absorbed.

2.2. Since LABATT HOLDING is a company headquartered abroad, the Merger proposal will be submitted to the Brazilian Central Bank (“BACEN”) in order to obtain its prior approval before the Merger is effected, in a way to guarantee that the investments of LABATT HOLDING’s sole shareholder in AMBEV and the investment of AMBEV in Labatt Holding B.V. are duly registered with BACEN.

2.3. The transaction object of this Protocol and Justification will be, within the legal terms, informed to the regulatory and antitrust authorities in Brazil and abroad.

3. Substitution ratio, number and type of shares to be attributed to LABATT HOLDING’s shareholders and rights of shares.

3.1. LABATT HOLDING’s sole shareholder shall receive 23,345,117,153 shares issued by AMBEV, being 9,532,468,614 common shares and 13,812,648,539 preferred shares, subject to the provisions contained in items 3.2 to 3.6 below. The substitution ratio to be used in the exchange of LABATT HOLDING’s shares for AMBEV’s shares to be attributed to LABATT HOLDING’s sole shareholder was established, as equitably appropriate, based on the economic value of AMBEV and of LABATT HOLDING, appraised according to the same criteria and on the same date, pursuant to Article 264, of Law No. 6,404/76. AMBEV will request to the Comissão de Valores Mobiliários the authorization to adopt the economic value criteria for calculation of the substitution ratio, according to the terms of the final part of the head of such article, Citigroup having verified the aforementioned calculation and established the following range for the issue of AMBEV’s shares:

Lower limit	19.79 billion shares
Higher limit	28.34 billion shares

3.2. The number of the new AMBEV’s shares to be issued and attributed to LABATT HOLDING’s sole shareholder may be modified due to possible adjustments to the value to be attributed, in the Merger, to LABATT HOLDING’s net worth, as a result of the following facts.

3.3. Labatt holds, directly or indirectly, a 30% aggregate equity interest in FEMSA Cerveza S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico (“Cerveza”). Fomento Económico Mexicano, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico (“Femsa”), is the other main shareholder of Cerveza.

3.4. In the event Femsa acquires, on or prior to the date the Merger is effected (the “Merger Date”), Labatt’s existing 30% equity interest in Cerveza, the number of AMBEV’s shares to be issued due to the Merger will be adjusted and, in this case, 19,264,363,201 shares will be issued, being 7,866,181,882 common shares and 11,398,181,319 preferred shares. According to Citigroup, in such event, the range applicable for the issuance of AMBEV’s shares would be determined pursuant to the table below:

Lower limit	16.5 billion shares
Higher limit	23.6 billion shares

3.5. The preliminary appraisal report prepared by APSIS referred to in item 4.2 below contemplates such circumstance, providing the value of LABATT HOLDING’s equity including assets and liabilities duly adjusted for this potential sale.

3.6. In case Labatt’s existing interest in Cerveza is not sold to Femsa on or prior to the Merger Date, there will be no adjustment as to the number of shares issued by AMBEV due to the Merger. If, however, Labatt’s existing interest in Cerveza is sold to Femsa following the Merger Date, Interbrew and LABATT HOLDING, through subsidiaries, have agreed to make a cash adjustment for any difference between the price at which Labatt’s interest in Cerveza is sold to Femsa and the value attributed to LABATT HOLDING’s equity including assets and liabilities that is merged into AMBEV’s capital for the interest owned in Cerveza (through LABATT HOLDING’s indirect subsidiary, Labatt).

3.7. Additionally, it should be noted that, before or after the Merger Date, Cerveza’s indirect equity interest in a joint venture entered into with subsidiaries of Femsa, relating to activities carried out in the United States of America (“LUSA”), may be sold to Labatt. If this occurs, Labatt Holding B.V. and Interbrew have agreed to make a cash adjustment relating to the equity interest of Labatt in LUSA. In view of the above, the value of said equity interest and the effects of its sale have been considered to be neutral in the report prepared by the Citigroup and in the appraisal report prepared by APSIS for the Merger for the purposes of LABATT HOLDING’s valuation.

3.8. AMBEV’s shares to be transferred to LABATT HOLDING’s sole shareholder in substitution to the shares of LABATT HOLDING, all of the same type and which will be extinguished, are entitled to the same rights as the present outstanding AMBEV’s shares, participating entirely in the results of the fiscal year in progress. AMBEV will issue both common and preferred shares in the same proportion of AMBEV’s common and preferred shares currently issued and outstanding. The statutory rights and advantages of AMBEV’s outstanding common and preferred shares will not be modified.

4. Criteria for the appraisal of LABATT HOLDING’s net worth and form of addressing the equity fluctuation.

4.1. LABATT HOLDING’s net worth shall be merged taking into account the book value, based on the elements of its special balance sheet to be drawn up within the 30 (thirty) days prior (the “Reference Date”) to the date in which the General Meeting that will approve the respective appraisal report, the Merger and the resulting increase in AMBEV’s corporate capital will take place, taking into account the transfer of Labatt Holding B.V.’s shares to LABATT HOLDING, in the scope of the restructuring referred to in item 4.3 below. The Merger shall be effected based on LABATT HOLDING’s net worth value determined by the appraisal report mentioned in item (ii) of the preamble, to be drawn up by APSIS, in relation to which there are no conflicts or pooling of interests, present or potential, with the controlling party of AMBEV or of LABATT HOLDING, or before their minority shareholders, or with respect to the Merger itself. The equity fluctuation appraised from the Reference Date until the date in which the Merger is effected shall be absorbed by AMBEV, subject to the terms, conditions and adjustments of the Incorporação Agreement. The special balance sheet of LABATT HOLDING to be drawn up in the Reference Date shall be done in compliance with the criteria established in Law No. 6,404/76 and in the rules of the securities market and in the main principles of accountability applied in Brazil.

4.2. For information purposes, APSIS elaborated, at the request of AMBEV’s management, a preliminary appraisal report anticipating that LABATT HOLDING, after the restructuring described in item 4.3 below, shall be worth, at least, CAD$7,798,000,000.00 (seven billion, seven hundred and ninety eight million Canadian dollars), equivalent to R$17,498,000,000.00 on December 31, 2003. This preliminary appraisal report shall, upon prior ratification, by AMBEV’s shareholders, of APSIS’s indication, be updated and confirmed by APSIS, finally being submitted to the approval of AMBEV’s shareholders at the time of the General Meeting referred to in item 4.1 above.

4.3. Still for purposes of information, LABATT HOLDING’s pro-forma financial statements were elaborated, which are found attached to the preliminary appraisal report prepared by APSIS referred in item 4.2 above, with reference date of December 31, 2003, considering the effects of Labatt’s restructuring represented by the exclusion of certain assets and liabilities not included in the association between AMBEV and Interbrew and that, therefore, will not be transferred to AMBEV as a result of the Merger. Such pro-forma financial statements also register, in explanatory notes, Labatt’s contingencies, also considering the effects of the respective restructuring.

5. AMBEV’s corporate capital increase.

5.1. As referred to in item 4.2 above, it is estimated that the book value of LABATT HOLDING’s net worth, to be merged into AMBEV, is of R$17,498,000,000.00, such value being subject to (i) the effects of a possible exchange rate variation; (ii) the adjustments referred to in item 3 above; and (iii) the confirmation of the preliminary estimate by APSIS. The amount of the capital increase resulting therefrom shall be subject to the provisions of item 6.1 below.

6. Composition of the capital and shares after the Merger.

6.1. The conveyance of LABATT HOLDING’s net worth will result in the increase of AMBEV’s net worth in the same amount referred to in item 5.1 above, and in the consequent increase of its corporate capital, being understood that the effective amount of AMBEV’s capital stock increase will be determined taking into consideration the amount destined for capital reserve, still to be defined. Referred capital stock will be divided into 61,882,450,915 shares, being 25,268,347,005 common shares and 36,614,103,910 preferred shares, such numbers being subject to the adjustments arising from the events mentioned in item 5.1 above.

6.2. All of LABATT HOLDING’s shares will be extinguished in the moment of the Merger, being substituted for the new shares issued by AMBEV, pursuant to item 3.

7. Amendment to AMBEV’s By-laws.

7.1. Upon approval of the Merger hereunder, the head of article 5 of AMBEV’s Bylaws, which deals with its capital stock, shall become effective with the following language, provided that its paragraphs shall remain unchanged, subject to possible adjustments that come to be effected, in case the events referred to in item 5.1 above occur:

“Article 5th – The capital stock is of R$20,622,058,673.54 (twenty billion, six hundred and twenty-two million, fifty eight thousand, six hundred and seventy three reais and fifty four cents), represented by 61,882,450,915 (sixty one billion, eight hundred and eighty two million, four hundred and fifty thousand, nine hundred and fifteen) shares, of which 25,268,347,005 (twenty five billion, two hundred and sixty eight million, three hundred and forty seven thousand and five) are common shares and 36,614,103,910 (thirty six billion, six hundred and fourteen million, one hundred and three thousand, nine hundred and ten) are preferred shares, all registered and without par value.”

8. Designation of the Specialized Appraising Companies.

8.1. As mentioned in item (ii) of the preamble above, AMBEV’s administrators appointed APSIS as specialized appraising company to proceed with the appraisal of LABATT HOLDING’s net worth to be transferred to AMBEV as a result of the operation hereunder. Nevertheless, the appointment hereunder shall be conditioned to the ratification, by AMBEV’s general shareholder’s meeting that reviews this Protocol and Justification, according to the first paragraph of article 227 of Law No. 6,404/76. 8.2. Additionaly, as mentioned in item (i) of the preamble above, Citigroup was appointed to assess AMBEV and LABATT HOLDING based on their economic value, in order to determine the substitution ratio between LABATT HOLDING’s shares and AMBEV’s shares at the time the Merger becomes effective, pursuant to the provisions of Article 264 of Law No. 6,404/76.

9. Extinction of LABATT HOLDING

9.1. The enforcement of the Merger described hereunder shall lead to the extinction of LABATT HOLDING, which assets, rights and liabilities shall be succeeded by AMBEV for all legal purposes, in compliance with item 4.3 above.

10. Final Provisions

10.1. The values referred to in this Protocol and Justification were – under the terms of the sole paragraph of article 224 of Law No. 6,404/76 – indicated by estimate based on the preliminary analysis made by AMBEV’s and LABATT HOLDING’s administrators, taking into account the balance sheets drawn up as of December 31, 2003, and on the investments reorganization project prepared by LABATT.

10.2. This Protocol and Justification and the financial statements that were used as basis for determination of LABATT HOLDING’s net worth, as well as the other documents referred to in Article 3 of Instrução CVM 319 of December 3, 1999, will be available at AMBEV’s headquarters on March 22nd, 2004.

10.3. The characteristics of the Merger causes the inapplicability, at this moment, of the provisions of the fiscal and corporate legislation regarding the goodwill to be registered based on the perspective of future profitability.

10.4. Since the transaction has already obtained the approval of LABATT HOLDING’s sole shareholder, that is a party to the Incorporação Agreement, the provisions regarding the right of the partners of the merged company to withdrawal are not applicable to the case.

10.5. AMBEV’s publicly-held company registration with the Comissão de Valores Mobiliários will be maintained.

10.6. Corporate Acts. The following acts shall occur: (a) AMBEV’s Extraordinary Shareholders Meetings to (i) approve this Protocol and Justification and authorize the capital increase to be subscribed and paid-up by LABATT HOLDING with the contribution of its net worth as per the estimated amounts, as well as appoint the specialized appraisal company that will assess such net worth and (ii) approve the appraisal report referred to in item 8.1 above, and the enforcement of the Merger; and (b) all of those necessary, related to LABATT HOLDING, under the laws of Bahamas, for the approval of the operation object of this Protocol and Justification.

IN WITNESS WHEREOF, THE PARTIES HAVE EXECUTED THIS INSTRUMENT IN 4 (FOUR) COUNTERPARTS OF SAME FORM AND CONTENT, TOGETHER WITH THE UNDERSIGNED WITNESSES.

São Paulo, March 19, 2004

[execution page of the Protocol and Justification of Incorporação re. the merger of
Labatt Holding into AMBEV dated as of March , 2004]

Companhia de Bebidas das Américas – AMBEV:

Marcel Herrmann Telles	Victório Carlos de Marchi

Jorge Paulo Lemann	Carlos Alberto da Veiga Sicupira

José Heitor Attílio Gracioso	Roberto Herbster Gusmão

Magim Rodrigues Junior	Vicente Falconi Campos

Diego Fernando Miguens Bemberg	Carlos Alves de Brito

Luis Felipe Pedreira Dutra Leite	Juan Manoel Vergara Galvis

Claudio Brás Ferro	José Adílson Miguel

Miguel Nuno da Mata Patrício	Luiz Fernando Ziegler de Saint Edmond

Pedro de Abreu Mariani

[continuation of the execution page of the Protocol and Justification of Incorporação re. the merger of Labatt Holding into
AMBEV dated as of March , 2004]

Labatt Brewing Canada Holding Ltd.:

Welwyn Limited	Rosencrantz Limited
by Bryan Glinton	By Bryan Glinton

Witnesses:
1. ____________________
Name:
ID:
CPF/MF:

2. ____________________
Name:
ID:
CPF/MF:

Valuation Report

February 27, 2004

Table of Contents

1	EXECUTIVE SUMMARY

2	THE NORTH AMERICAN ASSETS A. Labatt B. FEMSA Cerveza

3	AMBEV A. Brazil and International Operations B. Quinsa

Appendix A. Overview of Valuation Methodologies B. Comparable Companies and Precedent Transaction Analyses

Important Notice

Companhia de Bebidas das Americas - AmBev (“AmBev” or the “Company”) and N.V. Interbrew S.A. (“Interbrew”) are proposing to enter into a combination transaction between the two companies (the “Combination Transaction”). As part of the Combination Transaction, AmBev will acquire from Interbrew selected North and Latin American assets of Interbrew, namely 100% of the Canadian business of Labatt Brewing Company Ltd. or LBCL (“Labatt”) and may acquire 30% of the capital stock of FEMSA Cerveza, S.A. de C.V. (“FEMSA Cerveza”) (together, the “North American Assets”) through an “Incorporação” (the “Merger Transaction”).

Citigroup Global Markets Inc. (“Citigroup”) has been informed by AmBev that the Merger Transaction may also include 70% of the capital stock of Labatt USA (“LUSA”) and due to existing confidentiality agreements, Citigroup will not be granted access to the necessary information to prepare a valuation analysis of LUSA. As a result, this material does not include a valuation analysis of LUSA. In addition, Citigroup has been informed by AmBev that:

(i)	post resolution of the confidentiality agreement restrictions, an economic valuation analysis of LUSA’s assets will be conducted, and

(ii)
LUSA will be contributed as part of the Merger Transaction with a net debt amount equal to the value of its assets as per such economic valuation, resulting in an implied equity value of zero, thus not impacting the number of AmBev shares to be issued pursuant to the Merger Transaction.

The following pages contain material provided to the Board of Directors of AmBev by Citigroup in connection with the proposed Merger Transaction.

The information contained in this material was obtained from AmBev, Interbrew, Labatt and other sources. Any estimates and projections contained herein have been prepared or adopted by the managements of AmBev, Interbrew and Labatt or obtained from public sources, or are based upon such estimates and projections, and involve numerous and significant subjective determinations, and there is no assurance that such estimates and projections will be realized. Citigroup does not take responsibility for such estimates and projections, or the basis on which they were prepared. No representation or warranty, expressed or implied, is made as to the accuracy or completeness of any such information and nothing contained herein is, or shall be relied upon as, a representation, whether as to the past, the present or the future.

In preparing this material, Citigroup assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citigroup and upon the assurances of the managements of AmBev, Interbrew and Labatt that no relevant information and data was omitted or undisclosed to Citigroup. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Citigroup, Citigroup was advised by the respective managements of AmBev, Interbrew and Labatt that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of AmBev, Interbrew and Labatt as to the future financial performance of AmBev, Labatt and FEMSA Cerveza, and their respective affiliates. Citigroup has not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of any such entities nor has Citigroup made any physical inspection of the properties or assets of such entities.

Financial analyses, such as those contained in this material, involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed, the appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The estimates contained in the analyses reflected in this material and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable to those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses actually may be acquired or sold, the actual value of securities when issued in a transaction or the prices at which securities may trade at any time.

This material is not intended to be and does not constitute an opinion or recommendation as to any matters relating to the Merger Transaction or any related transaction. The accompanying material was prepared to assist the Board of Directors of AmBev in its evaluation of the North American Assets to be acquired by AmBev and the AmBev shares to be issued to Interbrew in exchange for the North American Assets in the context of the Merger Transaction and may be used by the Board of Directors (i) for the information of the shareholders of AmBev; (ii) for purposes of article 264 of Brazilian Law 6,404/76, as amended; and (iii) for purposes of registration of foreign capital resulting from the Merger Transaction with the Central Bank of Brazil. Citigroup expresses no view as to the relative merits of the Merger Transaction or any related transaction as compared to any alternative business strategies that might exist for AmBev or the effect of any other transaction in which

AmBev might engage. Neither AmBev, Interbrew, Labatt nor Citigroup nor their respective legal or financial advisors or accountants take any responsibility for the accompanying material if used by persons other than the Board of Directors of AmBev. This material is necessarily based upon information available to Citigroup, and financial, stock market and other conditions and circumstances existing and disclosed to Citigroup, as of the date of the material. Citigroup does not have any obligation to update or otherwise revise the accompanying material. Except as specifically provided herein, this material was not compiled or prepared with a view toward compliance with any securities or corporations laws (including Articles 8 and 223 to 227 of Brazilian Law 6,404/76, as amended) and is not intended to be and does not constitute a recommendation to any shareholder of AmBev or Interbrew as to how such shareholder should vote on any matters relating to the Merger Transaction, the Combination Transaction or any related transaction. The use of this material or the analyses or other information contained herein without the prior written consent of Citigroup is strictly prohibited.

Citigroup has prepared this material in connection with the Merger Transaction for the Board of Directors of AmBev and will receive a fee for such services payable upon consummation of the Merger Transaction. Citigroup and its affiliates in the past have provided and currently may be providing services to AmBev, Interbrew, Labatt and FEMSA Cerveza unrelated to the proposed Merger Transaction, for which services Citigroup and its affiliates have received and would expect to receive compensation. In the ordinary course of business, Citigroup and its affiliates may actively trade or hold the securities of AmBev or Interbrew for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citigroup and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with AmBev, Interbrew, Labatt or FEMSA Cerveza and their respective affiliates.

Financial calculations throughout this material may not add up due to rounding.

1 Executive summary

Valuation Methodology

IN PREPARING THIS VALUATION REPORT, CITIGROUP EVALUATED THE ECONOMIC VALUE OF BOTH THE NORTH AMERICAN ASSETS AND AMBEV BASED ON THE FOLLOWING METHODOLOGIES

The North American Assets	• Labatt – Discounted Cash Flow methodology • FEMSA Cerveza – Publicly available comparable company methodology

AmBev	• AmBev Brazil (1) – Discounted Cash Flow methodology • Quilmes International Bermuda Ltd. (“Quilmes”) (2) – Discounted Cash Flow methodology

Other Methodologies	• Provided comparative evidence for the DCF methodology • Publicly available comparable companies • Precedent transactions in the brewing industry
(1) Includes Brazilian and international operations (except Quinsa as defined below) of AmBev.
(2) Quilmes is a majority owned subsidiary of Quilmes Industrial S.A. (“Quinsa”).

Scope of Work

CITIGROUP’S FINANCIAL ANALYSIS WAS BASED ON, AMONG OTHER THINGS, THE FOLLOWING:

Labatt

• Audited financial statements as of December 31, 2002 and December 31, 2003 for LBCL
• Unaudited pro forma Income Statement for Labatt provided by Interbrew (2001- 2003)
• Unaudited pro forma Balance Sheet as of December 31, 2003 for Labatt provided by Interbrew
• Labatt’s business plan as provided by LBCL’s management
• Business plan review sessions with LBCL’s management
• General discussions with LBCL’s management
• Publicly available information on the brewing industry in Canada

FEMSA Cerveza

• Publicly available information regarding the beer sector in Mexico and in the US
• Publicly available audited financial statements as of December 31, 2003 for FEMSA, S.A. de C.V. (“FEMSA”)
• Publicly available information on Grupo Modelo, S.A. de C.V. (“Modelo”)

AmBev and Quinsa Operations

• Audited financial statements as of December 31, 2002 and September 30, 2003 for AmBev and Quinsa
• Unaudited balance sheets as of December 31, 2003 for AmBev and Quinsa provided by AmBev’s management
• AmBev’s Brazilian and international business plan (1) as provided by AmBev’s management
• Quilmes’ business plan as provided by AmBev
• Business plan review sessions with AmBev’s management
• Publicly available information on the brewing industry in Latin America

Macroeconomic & Market	• Publicly available information and estimates • Assessment of general economic and market conditions
(1) Includes Brazilian and international operations (except Quinsa) of AmBev.

Valuation of the North American Assets

(US$ in millions, unless specified otherwise)	Low	High

Labbat
Firm Value Range (a)	$5,799	$6,609
(-) Net Debt and Adjustments (b)	1,002	1,002

Implied Equity Value Range	$4,796	$5,607

(+) FEMSA Cerveza

Implied Firm Value Range (c)	$4,095	$4,607
(-) Net Debt (d)	200	200
Implied Equity Value Range	$3,895	$4,407
% of Capital Stock Acquired	30.0%	30.0%
Implied Equity Value Range to HoldCo (e)	$1,168	$1,322
Debt Assumed by HoldCo (e)	206	206

Implied Equity Value Range to AmBev	$963	$1,116

Total Implied Equity Value Range of the North American Assets	$5,759	$6,723

(a) See page 10 for calculation details.
(b) Source: Labatt’s unaudited pro forma Balance Sheet as of December 31, 2003.
(c) See page 17 for calculation details.
(d) Source: FEMSA’s audited financial statements as of December 31, 2003.
(e) Citigroup has been informed by AmBev that the capital stock of FEMSA Cerveza will be acquired pursuant to the Merger Transaction through a Holdco, which shall have as assets 30% of the capital stock of FEMSA Cerveza and as liabilities third-party debt in the amount of US$206 mm.

Valuation of AmBev

	Range
(US$ in millions, unless specified otherwise)	Low	High

AmBev's Brazil and International Operations (Except Quinsa)
Firm Value Range (a)	$9,589	$11,515
(-) Net Debt and Adjustments (b)	1,039	1,039

Implied Equity Value Range	$8,550	$10,476

(+) Quinsa

Firm Value Range (c)	$1,492	$1,788
(-) Net Debt and Adjustments (d)	301	301
Implied Equity Value Range	$1,191	$1,487
% of Quilmes' Stake Held by AmBev (e)	49.7%	49.7%

Implied Equity Value to AmBev	$591	$738

Total Implied AmBev Equity Value Range	$9,142	$11,214

Number of Shares Outstanding (bn) (f)	38.5	38.5
Number of ADR Equivalents (mm) (g)	385.4	385.4
Implied Price Range (h)	$23.7	$29.1

(a) See page 19 for calculation details.
(b) Source: AmBev’s unaudited Balance Sheet as of December 31, 2003.
(c) See page 26 for calculation details.
(d) Source: AmBev’s unaudited Balance Sheet as of December 31, 2003.
(e) Direct and indirect stake held by AmBev.
(f) As of December 31, 2003. Source: AmBev.
(g) Each ADR Equivalent represents 100 shares of AmBev.
(h) Price reflects economic value and does not distinguish between classes of shares of AmBev.

Summary Conclusions

	Range
(US$ in millions, unless specified otherwise)	Low	High

North American Assets
Total Equity Value Range (a)	$5,759	$6,723

	Range
(US$ in millions, unless specified otherwise)	High	Low

AmBev
Total Equity Value Range (b)	$11,214	$9,142
Number of Shares Outstanding (bn) (c)	38.5	38.5
Number of ADR Equivalents (mm) (d)	385.4	385.4

Implied Price Range Per ADR (e)	$29.1	$23.7

Range of AmBev Shares to be Issued (bn) (f)	19.79	28.34

(a) As per calculation on page 6. If FEMSA Cerveza is not acquired in the Merger Transaction, the Total Equity Value Range would be US$4,796 MM to US$5,607 MM.
(b) As per calculation on page 7.
(c) As of December 31, 2003. Source: AmBev.
(d) Each ADR Equivalent represents 100 shares of AmBev.
(e) Price reflects economic value and does not distinguish between different classes of shares of AmBev.
(f) Citigroup has been informed by AmBev that, if acquired, the equity value of LUSA will be zero, and, thus the number of AmBev shares to be issued is assumed not to be impacted by AmBev’s acquisition of LUSA. If FEMSA Cerveza is not acquired in the Merger Transaction, the range of AmBev shares to be issued would be 16.5 bn to 23.6 bn.

2 THE NORTH AMERICAN ASSETS

A. Labatt

Company Overview

Business Overview

• Labatt Breweries of Canada is the 2nd largest brewer in Canada with an estimated annual domestic beer production of c.9.5 mm Hls and a market share of approximately 43.0% for 2003
• The company currently operates 8 breweries in Canada with an aggregate annual installed capacity of approximately 14.4 mm Hls
• Labatt currently produces a total of 62 domestic brands and distributes 18 imported brands
• The leading brands in Labatt’s portfolio include Budweiser, Labatt Blue, Kokanee, Keiths, Blue Light, Wildcat, Labatt Lite, and Lucky, among others
• Labatt also distributes other beers throughout Canada including Stella Artois, Rolling Rock, Guinness, Becks, Bass, Sol and Dos Equis, among others

Corporate Structure

Geographical Footprint (Production Facilities)

Source: Interbrew, Labatt, Wall Street research.

Brand Portfolio

• Labatt portfolio includes 11 of the top 20 brands in Canada

#1	Budweiser	12.2%
#3	Blue	9.3
#7	Kokanee	3.3
#8	Keiths IPA	1.9
#10	Blue Light	1.8
#11	Wildcat	1.6
#12	Labatt Lite	1.5
#16	Lucky	1.1
#17	Budweiser Light	1.0
#18	Blue Dry	1.0
#19	Extra Dry	0.9

Source: PSI – Share Reported Industry (Package), Labatt.

Projected Unlevered Free Cash Flows and Valuation Results

	Projected Fiscal Year Ending December 31,
(In Millions, unless specified otherwise)	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

Unlevered Free Cash Flow (CAD$)	$353.3	$414.0	$458.2	$465.2	$477.0	$488.9	$501.2	$513.8	$526.7	$539.9
Unlevered Free Cash Flow (US$)	280.4	336.6	375.6	387.7	397.5	406.3	415.2	424.4	433.8	443.4

Terminal EBITDA (US$)										$754.9
Terminal Adjusted Free Cash Flow (US$) (a)										443.4

	Terminal EBITDA Multiple Range

	8.5x	9.0x	9.5x	10.0x	10.5x

WACC	Firm Value of 12/31/03

6.5%	$6,253	$6,454	$6,655	$6,856	$7,057
7.0%	6,033	6,225	6,417	6,609	6,801
7.5%	5,824	6,007	6,190	6,373	6,556
8.0%	5,624	5,799	5,974	6,148	6,323
8.5%	5,433	5,600	5,767	5,934	6,101

WACC	Implied Perpetuity Growth Rate

6.5%	(0.4%)	(0.0%)	0.3%	0.6%	0.9%
7.0%	0.1	0.4	0.8	1.1	1.3
7.5%	0.6	0.9	1.2	1.5	1.8
8.0%	1.0	1.4	1.7	2.0	2.3
8.5%	1.5	1.9	2.2	2.5	2.8

(a) Terminal Adjusted Free Cash Flow defined as terminal EBITDA plus capital expenditures less depreciation.
(b) Equity Value equals Firm Value less total debt and minority interest, plus cash and investments in unconsolidated subsidiaries.
Note: Net Debt of US$1,002 mm. Source: Labatt's unaudited pro-forma Balance Sheet as of December 31,2003.
CAD$ based cash flows translated to US$ at the average projected exchange rate for each period.

Source: Interbrew, Labatt, market information.

	Terminal Value

	$6,416	$6,794	$7,171	$7,549	$7,926

WACC	Equity Value as of 12/31/03

6.5%	$5,251	$5,452	$5,653	$5,854	$6,055
7.0%	5,031	5,223	5,415	5,607	5,799
7.5%	4,822	5,005	5,188	5,371	5,554
8.0%	4,622	4,796	4,971	5,146	5,321
8.5%	4,431	4,597	4,764	4,931	5,098

WACC	Present Value Of Terminal Value / Firm Value

6.5%	54.7%	56.1%	57.4%	58.7%	59.8%
7.0%	54.1	55.5	56.8	58.1	59.2
7.5%	53.5	54.9	56.2	57.5	58.7
8.0%	52.8	54.3	55.6	56.9	58.1
8.5%	52.2	53.7	55.0	56.3	57.5

Weighted Average Cost of Capital (WACC)

Equity Beta

Company	Beta (b)

Interbrew	0.73
Anheuser Busch	0.58
Carlsberg	0.59
Heineken	0.51
Scottish & Newcastle	0.68
SABMilier	0.78
Molson	0.90

Median	0.68

Source: Bloomberg as of February 27, 2004.

WACC Calculation

	Low	Average	High

COST OF EQUITY
U.S. Risk Free Rate (30-Year U.S. Treasury) (a)	4.84%	4.84%	4.84%
Equity Market Risk Premium	5.50%	6.50%	7.50%
Equity Beta (b)	0.68	0.68	0.68
Adjusted Equity Market Risk Premium	3.74%	4.42%	5.10%

Total	8.58%	9.26%	9.94%

COST OF DEBT
U.S. Risk Free Rate (10-Year U.S. Treasury) (a)	3.98%	3.98%	3.98%
Implied Credit Spread (c)	1.00%	1.00%	1.00%
Cost of Debt (Pretax)	4.98%	4.98%	4.98%

Marginal Tax Rate	32.00%	32.00%	32.00%

Total	3.39%	3.39%	3.39%

Debt/Capitalization (Target)	30.00%	30.00%	30.00%

WACC	7.02%	7.50%	7.97%

Notes:
(a) Treasury yields as of 02/27/04.
(b) Average adjusted 2-year Beta from Bloomberg as of 02/27/04.
(c) Implied from cost of debt.

Projected Income Statement

	Projected Fiscal Year Ending December 31,
(US$ in Millions, unless specified otherwise)	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

Revenues	$1,561.2	$1,677.1	$1,767.1	$1,841.6	$1,887.9	$1,929.6	$1,972.2	$2,015.7	$2,060.3	$2,105.8
Cost of Goods Sold (excl. Dep.)	730.8	747.4	772.3	804.1	824.2	842.5	861.1	880.1	899.6	919.4

Gross Profit (Before Dep.)	$830.4	$929.7	$994.8	$1,037.6	$1,063.6	$1,087.1	$1,111.1	$1,135.6	$1,160.7	$1,186.3
Selling, General & Administration	310.9	344.0	362.2	376.4	385.1	392.9	400.8	408.9	417.1	425.6
Other Operating Expenses (Income)	(0.8)	(0.9)	(0.9)	1.0	1.8	2.5	3.3	4.1	5.0	5.9

EBITDA (Op. Cash Flow)	$520.3	$586.5	$633.5	$660.2	$676.8	$691.7	$707.0	$722.6	$738.6	$754.9
Depreciation	83.5	82.8	83.4	84.4	86.5	88.4	90.3	92.3	94.4	96.5
Amortization of Intangibles	2.1	1.4	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0

EBIT (Op. Income)	$434.7	$502.4	$549.9	$575.8	$590.3	$603.3	$616.6	$630.3	$644.2	$658.4

Revenue Growth	--	7.4%	5.4%	4.2%	2.5%	2.2%	2.2%	2.2%	2.2%	2.2%
EBITDA Growth	--	12.7	8.0	4.2	2.5	2.2	2.2	2.2	2.2	2.2

Gross Margin	53.2%	55.4%	56.3%	56.3%	56.3%	56.3%	56.3%	56.3%	56.3%	56.3%
EBITDA Margin	33.3	35.0	35.8	35.8	35.8	35.8	35.8	35.8	35.8	35.8

Source: Interbrew, Labatt.

MACROECONOMIC ASSUMPTIONS

		Projected Fiscal Year Ending December 31,
		2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

US Inflation	(%)	1.1%	1.1%	1.6%	1.7%	1.8%	1.8%	1.8%	1.8%	1.8%	1.8%
Local Inflation	(%)	1.2	1.5	1.8	2.0	2.1	2.1	2.1	2.1	2.1	2.1
Exchange Rate (Avg.)	(CAD I US$)	1.26	1.23	1.22	1.20	1.20	1.20	1.21	1.21	1.21	1.22

Source: Wall Street research and Smith Barney research estimates.

Summary Projected Operating Assumptions

(US$ in millions, unless specified otherwise)

VOLUMES (HLs in Thousands)

REVENUES

COST OF GOODS SOLD

Source: Interbrew, Labatt.

EBITDA

Labatt’s Operating Projections

		Projected Fiscal Year Ending December 31,

(US$ in Millions)		2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

Market Size	(His 000's)	21,417	21,523	21,631	21,739	21,848	21,957	22,067	22,177	22,288	22,399
Market Growth	(%)	0.0%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%
Total Indy Volumes	(His 000's)	9,543	9,585	9,725	9,774	9,823	9,872	9,921	9,971	10,021	10,071
Domestic Beer Volume	(His 000's)	9,231	9,446	9,579	9,627	9,675	9,724	9,772	9,821	9,870	9,920
Domestic Beer Market Share	(%)	43.1%	43.9%	44.3%	44.3%	44.3%	44.3%	44.3%	44.3%	44.3%	44.3%

Revenues	(US$ MM)	$1,561.2	$1,677.1	$1,767.1	$1,841.6	$1,887.9	$1,929.6	$1,972.2	$2,015.7	$2,060.3	$2,105.8
Costs of Good Sold	(US$ MM)	730.8	747.4	772.3	804.1	824.2	842.5	861.1	880.1	899.6	919.4
COGS / HI	(US$/ HI)	76.6	78.0	79.4	82.3	83.9	85.3	86.8	88.3	89.8	91.3
SG&A	(US$ MM)	310.9	344.0	362.2	376.4	385.1	392.9	400.8	408.9	417.1	425.6
SG&A / HI	(US$/ HI)	32.6	35.9	37.2	38.5	39.2	39.8	40.4	41.0	41.6	42.3
Other Operating Expenses (Income)	(US$ MM)	(0.8)	(0.9)	(0.9)	1.0	1.8	2.5	3.3	4.1	5.0	5.9

EBITDA	(US$ MM)	$520.3	$586.5	$633.5	$660.2	$676.8	$691.7	$707.0	$722.6	$738.6	$754.9
EBITDA Margin	(%)	33.3%	35.0%	35.8%	35.8%	35.8%	35.8%	35.8%	35.8%	35.8%	35.8%
EBITDA / HI	(US$/ HI)	$54.5	$61.2	$65.1	$67.5	$68.9	$70.1	$71.3	$72.5	$73.7	$75.0

Source: Interbrew, Labatt.

B. FEMSA Cerveza

FEMSA Cerveza Overview

Business Overview

  FEMSA Cerveza is the second largest brewer in Mexico with a 42% market share as of December 31, 2003
  FEMSA Cerveza currently operates 6 breweries in Mexico with an aggregate annual installed capacity of approximately 32.2 mm Hls
  In 2003, FEMSA Cerveza sold an aggregate volume of 24.6 mm Hls, of which 22.6 mm Hls were sold in the Mexican market and 2.0 mm Hls were exports
  FEMSA Cerveza produces and distributes 14 brands of beer in up to nine different presentations, resulting in a portfolio of 51 different product offerings
  The most important brands in FEMSA Cerveza’s portfolio include: Tecate, Carta Blanca, Sol, Superior, Indio and XX Lager
  The company exports its products to more than 67 countries worldwide, with North America (US and Canada) being its most important export market, followed by certain markets in Asia, Europe and Latin America

Source: FEMSA 4Q'03 and FY2002 20-F public filings.

Simplified Corporate Structure

Financial Highlights

(US$ in Millions)	2001	2002	2003

Revenues	$1,917.1	$1,927.4	$1,952.5
EBITDA	508.5	560.7	575.1
EBITDA Margin	26.5%	29.1%	29.5%

Net Debt	178.8	145.6	200.0
Net Debt / EBITDA	0.4x	0.3x	0.3x

Note: Constant Pesos as of December 31,2003, converted to US$ at the exchange rate for
December 31,2003 of Ps. 11.2285/ US$ as reported by Bloomberg.

Source: FEMSA 4Q'03 and FY2002 20-F public filings.

FEMSA Cerveza Valuation Approach

Methodology	• Comparable company analysis

Rationale	• No access to management / business plan • Based on publicly available information • Minority investment • Relatively good public comparable available

Comparable Company	• Modelo
    - Largest brewer in Mexico with a 56% market share
    - Strong portfolio of brands with large volume dedicated to exports
    - Corona Extra is the #2 imported beer in the United States
- Gaining share from FEMSA Cerveza in Mexico in the last years

Key Statistics

(US$ in Millions)	FEMSA Cerveza	MODELO

Volumes (Hls mm)	24.6	41.9
Revenues	$1,952.5	$3,602.8
EBITDA	575.1	1,110.9
EBITDA Margin	29.5%	30.8%
Market Share	42.0	56.0
Major Brands	Sol, Dos Equis, Tecate	Corona, Modelo
Exports (Hls mm)	2.0	11.8
Exports (% Total)	8.1%	28.2%

Multiple Discount	• A discount of between 10% and 20% to Modelo’s implied Firm Value to 2003 EBITDA trading multiple has been applied to FEMSA Cerveza’s 2003 EBITDA

Source: FEMSA and Modelo 4Q’03 public filings.

Public Comparable Valuation of FEMSA Cerveza

(US$ in Millions, unless specified otherwise)				Firm Value / EBITDA

Company	Price (a)	Market Cap. (a)	Firm Value	2003 (b)

Modelo	$2.68	$8,702	$10,016	8.9x

	Range

	Low	Average	High

Discount to Grupo Modelo's FV / 2003 EBITDA Multiple	20.0%	15.0%	10.0%
Implied FV / 2003 EBITDA Multiple for FEMSA Cerveza	7.1	7.6	8.0
FEMSA Cerveza 2003 EBITDA (c)	$575	$575	$575

FEMSA Cerveza Implied Firm Value	$4,095	$4,351	$4,607
(-) Net Debt (c)	200	200	200

FEMSA Cerveza Implied Equity Value Range	$3,895	$4,151	$4,407

% of Capital Stock Acquired	30.0%	30.0%	30.0%
Equity Value Range to HoldCo (d)	$1,168	$1,245	$1,322
Assumed HoldCo Debt (d)	206	206	206

Total lmplied Equity Value Range to AmBev (e)	$963	$1,040	$1,116

(a) Share prices as of February 27, 2004. Source: Bloomberg.
(b) 2003 EBITDA of US$1,110.9 mm. Source: Modelo’s 4Q’03 filing. Firm Value to EBITDA multiple calculated using local currency figures.
(c) Source: FEMSA’s audited financial statements as of December 31, 2003.
(d) Citigroup has been informed by AmBev that the capital stock of FEMSA Cerveza will be acquired pursuant to the Merger Transaction through a Holdco, which shall have as assets 30% of the capital stock of FEMSA Cerveza and as liabilities third-party debt in the amount of US$206 mm.
(e) Given the lack of availability of information for LUSA, Citigroup has adopted the conservative approach of attributing no value to FEMSA Cerveza’s 30% ownership interest in LUSA.

3 AmBev

A. Brazil and International Operations

AmBev Overview

Company Description

  AmBev is the 5th largest brewer in the world, with 2003 total volume of 94.6 mm Hls and the largest brewer in Latin America when consolidating Quinsa
  The company was created in 1999 as a result of the merger between Antarctica and Brahma
  As of December 31, 2003, AmBev held approximately 64% of the Brazilian beer market, enjoying a strong brand portfolio
• Skol (no. 1 brand with 32.0% market share) • Brahma (no. 2 brand with 18.2% market share) • Antarctica (no. 5 brand with 9.5% market share)

  In addition, AmBev is also the number 2 player in the carbonated soft drinks market in Brazil and sells non-alcoholic non-carbonated products
• #2 in soft drinks in Brazil (Guaraná Antarctica) and distributor for Pepsi products • Other products include Gatorade, Lipton Iced Tea and water

International Operations

Company	Country	Year	Description

Cervecera Nacional	Venezuela	1996	One of the leading brewers in Venezuela
JV with CabCorp	Guatemala	2002	Leading Pepsi distribution in Central America
Embotelladoras Rivera	Peru	2003	Pepsi distributor in Peru
Cervecería Suramericana	Ecuador	2003	#2 brewer in Ecuador
Embotelladora Dominicana	Dominican Republic	2004	Leading Pepsi bottler in the Dominican Republic
Source: AmBev.

Simplified Corporate Structure

Financial Summary

(US$ in Millions)	2002	2003

Net Revenues	$2,687.7	$2,826.7
EBITDA	956.9	1,000.1
EBITDA Margin	35.6%	35.4%

Cash & Equivalents	$992.0	$964.7
Total Debt	1,269.8	2,065.7
Net Debt	277.9	1,101.0
Shareholders Equity	1,168.8	1,507.0

Source: AmBev.
Note: Pro forma for the proportional consolidation of Quinsa.

Projected Unlevered Free Cash Flows and Valuation Results

	Projected Fiscal Year Ending December 31,

(US$ in Millions, unless specified otherwise)	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

Unlevered Free Cash Flow (R$ MM) (a)	$2,107.3	$2,483.8	$3,501.3	$3,168.3	$3,195.3	$3,495.1	$3,817.1	$4,163.3	$4,500.8	$4,860.4
Unlevered Free Cash Flow (US$ MM)	703.7	788.5	1,083.0	960.3	948.6	1,015.6	1,085.7	1,159.2	1,226.6	1,296.6

Terminal EBITDA (US$ MM)	$2,076.7
Terminal Adjusted Free Cash Flow (US$ MM)(b)	1,383.4

Terminal EBITDA Multiple Range

7.0x	7.5x	8.0x	8.5x	9.0x

WACC	Firm Value as of 12/31/03

11.0%	$11,195	$11,561	$11,926	$12,292	$12,658
12.0%	10,512	10,846	11,180	11,515	11,849
13.0%	9,885	10,191	10,497	10,802	11,108
14.0%	9,309	9,589	9,869	10,149	10,429
15.0%	8,780	9,036	9,293	9,550	9,806

WACC	Implied Perpetuity Growth Rate

11.0%	1.4%	1.9%	2.5%	2.9%	3.4%
12.0%	2.3	2.9	3.4	3.9	4.3
13.0%	3.2	3.8	4.3	4.8	5.2
14.0%	4.1	4.7	5.2	5.7	6.1
15.0%	5.0	5.6	6.2	6.6	7.1

Terminal Value

$14,537	$15,575	$16,614	$17,652	$18,690

WACC	Equity Value as of 12/31/03 (c)

11.0%	$10,156	$10,522	$10,887	$11,253	$11,619
12.0%	9,473	9,807	10,141	10,476	10,810
13.0%	8,846	9,152	9,458	9,763	10,069
14.0%	8,270	8,550	8,830	9,110	9,390
15.0%	7,741	7,997	8,254	8,511	8,767

WACC	Present Value Of Terminal Value / Firm Value

11.0%	45.7%	47.4%	49.1%	50.6%	52.0%
12.0%	44.5	46.2	47.8	49.4	50.8
13.0%	43.3	45.0	46.6	48.1	49.6
14.0%	42.1	43.8	45.4	46.9	48.3
15.0%	40.9	42.6	44.2	45.7	47.1

(a) Reais in Millions
(b) Terminal Adjusted Free Cash Flow defined as terminal EBIIDA plus capital expenditures less depreciation.
(c) Equity Value equals Firm Value less total debt and minority interest, plus cash and investments in unconsolidated subsidiaries.
Note: Total Net Debt and Minority Interest of US$1,039 mm. Source: AmBev' s unaudited financial statements as of December31, 2003.

__________________________________________________
Source: AmBev, market information.

Weighted Average Cost of Capital (WACC)

Equity Beta

Company	Beta (b)

Interbrew	0.73
Anheuser Busch	0.58
Carlsberg	0.59
Heineken	0.51
Scottish & Newcastle	0.68
SABMilier	0.78
Molson	0.90

Median	0.68

Source: Bloomberg as of February 27, 2004.

WACC Calculation

	Low	Average	High

COST OF EQUITY
U.S. Risk Free Rate (30-Year U.S. Treasury) (a)	4.84%	4.84%	4.84%

Equity Market Risk Premium	5.50%	6.50%	7.50%
Equity Beta (b)	0.68	0.68	0.68
Adjusted Equity Market Risk Premium	3.74%	4.42%	5.10%
Political Risk Premium (c)	5.00%	5.50%	6.00%

Total	13.58%	14.76%	15.94%

COST OF DEBT
U.S. Risk Free Rate (10-Year U.S. Treasury) (a)	3.98%	3.98%	3.98%
Implied Credit Spread (d)	1.00%	1.00%	1.00%
Political Risk Premium (c)	5.00%	5.50%	6.00%
Cost of Debt (Pretax)	9.98%	10.48%	10.98%

Effective Tax Rate (e)	24.00%	24.00%	24.00%

Total	7.58%	7.96%	8.34%

Debt/Capitalization (Target)	25.00%	25.00%	25.00%

WACC	12.08%	13.06%	14.04%

______________________________________
Notes:
(a) Treasury yields as of 02/27/04.
(b) Average adjusted 2-year Beta from Bloomberg as of 02/27/04.
(c) Based on trading levels of benchmark Brazilian international bonds.
(d) Implied from cost of debt.
(e) Effective tax rate after adjusting for capital deductions ("juros sabre capital proprio") and deferred tax assets.

Projected Income Statement

	Projected Fiscal Year Ending December 31,

(US$ in Millions, unless specified otherwise)	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

Revenues	$2,928.9	$3,147.9	$3,493.6	$3,614.3	$3,746.5	$3,881 .4	$4,021.5	$4,167.0	$4,318.1	$4,474.9
Cost of Goods Sold (excl. Deprec.)	1,126.6	1,150.5	1,205.3	1,245.9	1,290.3	1,335.5	1,382.4	1,431.1	1,481.6	1,534.0

Gross Profit (Before Deprec.)	$1,802.3	$1,997.4	$2,288.4	$2,368.4	$2,456.2	$2,545.9	$2,639.1	$2,735.9	$2,836.5	$2,940.9
Selling, General & Administration	674.1	700.0	722.6	740.8	760.2	779.7	799.9	820.6	842.1	864.2

EBITDA (Operating Cash Flow)	$1,128.2	$1,297.4	$1,565.7	$1,627.6	$1,696.0	$1,766.2	$1,839.3	$1,915.3	$1,994.4	$2,076.7
Depreciation	242.8	266.7	292.5	321.4	157.6	199.2	241.7	284.9	301.0	313.5
Amortization of Intangibles	67.7	64.4	62.7	61.5	60.2	58.9	57.7	56.5	55.3	16.8
Other expenses	(49.5)	(47.1)	(45.9)	(44.9)	(44.0)	(43.1)	(42.2)	(41.3)	(40.4)	(39.6)

EBIT (Operating Income)	$867.1	$1,013.4	$1,256.4	$1,289.7	$1,522.2	$1,551.1	$1,582.1	$1,615.2	$1,678.5	$1,786.0

Revenue Growth	-	7.5%	11.0%	3.5%	3.7%	3.6%	3.6%	3.6%	3.6%	3.6%
EBITDA Growth	-	15.0	20.7	4.0	4.2	4.1	4.1	4.1	4.1	4.1

Gross Margin	61.5%	63.5%	65.5%	65.5%	65.6%	65.6%	65.6%	65.7%	65.7%	65.7%
EBITDA Margin	38.5	41.2	44.8	45.0	45.3	45.5	45.7	46.0	46.2	46.4

Note: Assumes proportional consolidation of international operations (50% of Guatemala, 100% of Peru and 51% of Venezuela).
Excludes recently acquired operations in Ecuador and Dominican Republic.
Source: AmBev.

Macroeconomic Assumptions

	Projected Fiscal Year Ending December 31,

	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

Brazilian Inflation - % p.a. (IPCA)	5.3%	4.5%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
Year End FX Rate (R$ / US$)	$3.100	$3.200	$3.266	$3.332	$3.405	$3.478	$3.553	$3.630	$3.708	$3.789
Average FX Rate (R$ / U$)	$2.995	$3.150	$3.233	$3.299	$3.368	$3.441	$3.516	$3.592	$3.669	$3.749
Real GDP Grow1h	3.50%	4.00%	3.00%	3.50%	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%

Source: Wall Street research and Smith Barney research estimates.

Summary Projected Operating Assumptions

(US$ in millions, unless specified otherwise)
VOLUMES (HLs in Thousands)

REVENUES

COST OF GOODS SOLD

EBITDA

Source: AmBev.

AmBev’s Operating Projections

		Projected Fiscal Year Ending December 31,

		2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

BRAZIL

Market Size
Beer	(His 000's)	85,106	88,511	92,316	93,932	95,811	97,727	99,681	101,675	103,709	105,783
CSD (a)	(His 000's)	110,305	114,828	119,765	121,861	124,298	126,784	129,320	131,906	134,545	137,235
NANC (b)	(His 000's)	--	--	--	--	--	--	--	--	--	--

AmBev Market Share
Beer	(%)	67.3%	67.7%	68.0%	68.0%	68.0%	68.0%	68.0%	68.0%	68.0%	68.0%
CSD (a)	(%)	16.6%	17.5%	18.6%	18.6%	18.6%	18.6%	18.6%	18.6%	18.6%	18.6%
NANC (b)	(%)	--	--	--	--	--	--	--	--	--	--

AmBev Volumes	(His 000's)	76,738	81,262	86,313	87,824	89,580	91,372	93,199	95,063	96,964	98,904
Beer	(His 000's)	57,259	59,951	62,768	63,867	65,144	66,447	67,776	69,132	70,514	71,924
Growth	(%)	--	4.7%	4.7%	1.8%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
CSD (a)	(His 000's)	18,311	20,095	22,276	22,666	23,119	23,582	24,054	24,535	25,025	25,526
Growth	(%)	--	9.7%	10.9%	1.8%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
NANC (b)	(His 000's)	1,168	1,216	1,268	1,291	1,316	1,343	1,370	1,397	1,425	1,453
Growth	(%)	--	4.1%	4.3%	1.8%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

Revenues	(US$ MM)	$2,928.9	$3,147.9	$3,493.6	$3,614.3	$3,746.5	$3,881.4	$4,021.5	$4,167.0	$4,318.1	$4,474.9
Brazil Beer		2,247.7	2,400.3	2,659.2	2,757.4	2,864.9	2,974.8	3,088.9	3,207.4	3,330.5	3,458.2
Brazil CSD (a)		439.9	478.5	535.9	555.7	577.3	599.4	622.3	646.1	670.9	696.6
Brazil NANC (b)		49.9	51.9	55.4	57.4	59.7	62.0	64.4	66.8	69.4	72.0
Brazil Others		36.0	36.0	36.8	37.5	38.2	38.9	39.6	40.3	41.1	41.8
International Operations		155.5	181.3	206.3	206.3	206.3	206.3	206.3	206.3	206.3	206.3
Cost of Goods Sold	(US$ MM)	$1,126.6	$1,150.5	$1,205.3	$1,245.9	$1,290.3	$1,335.5	$1,382.4	$1,431.1	$1,481.6	$1,534.0
SG&A		674.1	700.0	722.6	740.8	760.2	779.7	799.9	820.6	842.1	864.2

EBITDA	(US$ MM)	$1,128.2	$1,297.4	$1,565.7	$1,627.6	$1,696.0	$1,766.2	$1,839.3	$1,915.3	$1,994.4	$2,076.7
EBITDA Margin	(%)	38.5%	41.2%	44.8%	45.0%	45.3%	45.5%	45.7%	46.0%	46.2%	46.4%

Source: AmBev.
(a) Carbonated Soft Drinks.
(b) Non-Alcoholic, Non-Carbonated drinks.

B. Quinsa

Company Description

  Quinsa is the largest beverage company in the Southern Cone, with 2003 sales of approximately 20 mm Hls
  Quinsa enjoys leading beer market shares in Argentina, Bolivia, Paraguay and Uruguay, and also operates in Chile
  Quinsa also operates in the soft drinks segment, focusing on bottling and distribution of Pepsi products
• Acquired controlling stake in BAESA, the largest Pepsi bottler in Argentina
• Recently acquired 2 additional Pepsi franchises in Argentina and sold its Coca-Cola bottling operations in Paraguay back to Coca-Cola

  The company was acquired by AmBev in 2002

Simplified Corporate Structure

Overview of Operations

Country	Mark Share (Beer)	2003 Volumes (MM Hls)	Major Brands

Argentina (Beer)	76.5%	10.0	Quilmes, Imperial, Iguana, Andes
Argentina (CSD)	NA	5.9	Pepsi, Gatorade, Tropicana
Bolivia	97.7	1.8	Paceña, Tropical Extra
Chile	10.1	0.4	Becker, Báltica
Paraguay	88.3	1.6	Pilsen, Dorada, Baviera
Uruguay (Beer)	95.5	0.4	Pilsen, Doble, Zillertal
Uruguay (CSD)	NA	0.2	Pepsi, Gatorade, Tropicana

Source: AmBev.
NA: Not Applicable.

Financial Summary

(US$ in Millions)	2001	2002	2003

Net Revenues	$938.7	$468.6	$582.8
EBITDA	233.1	92.8	190.4
EBITDA Margin	24.8%	19.8%	32.7%

Cash & Equivalents	$124.9	$162.6	$138.0
Total Debt	368.8	374.6	340.0
Net Debt	243.9	212.0	202.0
Shareholders Equity	659.1	523.2	570.4

Source: Quinsa and AmBev.

Projected Unlevered Free Cash Flows and Valuation Results

	Projected Fiscal Year Ending December 31,
(In Millions, unless specified otherwise)	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

Unlevered Free Cash Flow	$76.6	$128.2	$178.0	$186.3	$197.1	$209.9	$223.1	$237.1	$252.1	$267.0

Terminal EBITDA										$460.5
Terminal Adjusted Free Cash Flow (a)										$249.2

	Terminal EBITDA Multiple Range
	7.0x	7.5x	8.0x	8.5x	9.0x

WACC	Firm Value as of 12/31/03

15.0%	$1,735	$1,792	$1,849	$1,906	$1,963
16.0%	1,631	1,684	1,736	1,788	1,840
17.0%	1,536	1,584	1,632	1,680	1,728
18.0%	1,448	1,492	1,536	1,580	1,624
19.0%	1,367	1,408	1,448	1,489	1,529

WACC	Implied Perpetuity Growth Rate

15.0%	6.7%	7.3%	7.7%	8.1%	8.5%
16.0%	7.7	8.2	8.6	9.1	9.4
17.0%	8.6	9.1	9.6	10.0	10.4
18.0%	9.5	10.1	10.5	10.9	11.3
19.0%	10.5	11.0	11.5	11.9	12.3

(a) Terminal Adjusted Free Cash Flow defined as terminal EBITDA plus capital expenditures less depreciation,
(b) Equity Value equals Firm Value less total debt and minority interest, plus cash and investments in unconsolidated subsidiaries.
Note: Net Debt and Minority Interest of US$301 mm. Source: Quinsa's unaudited financial statements as of December 31, 2003.

Source: AmBev.

	Terminal Value
	$3,223	$3,453	$3,684	$3,914	$4,144

WACC	Equity Value as 12/13/03 (b)

15.0%	$1,434	$1,491	$1,548	$1,605	$1,661
16.0%	1,330	1,382	1,435	1,487	1,539
17.0%	1,235	1,283	1,331	1,379	1,426
18.0%	1,147	1,191	1,279	1,279	1,323
19.0%	1,066	1,106	1,147	1,187	1,228

WACC	Present Value Of Terminal Value / Firm Value

15.0%	45.9%	47.6%	49.3%	50.8%	52.2%
16.0%	44.8	46.5	48.1	49.6	51.1
17.0%	43.7	45.4	47.0	48.5	49.9
18.0%	42.5	44.2	45.8	47.3	48.7
19.0%	41.4	43.1	44.7	46.2	47.6

Weighted Average Cost of Capital (WACC)

Equity Beta

Company	Beta (b)

Interbrew	0.73
Anheuser Busch	0.58
Carlsberg	0.59
Heineken	0.51
Scottish & Newcastle	0.68
SABMilier	0.78
Molson	0.90

Median	0.68

Source: Bloomberg as of February 27, 2004.

WACC Calculation

	Low	Average	High

COST OF EQUITY
U.S. Risk Free Rate (30-Year U.S. Treasury) (a)	4.84%	4.84%	4.84%

Equity Market Risk Premium	5.50%	6.50%	7.50%
Equity Beta (b)	0.68	0.68	0.68
Adjusted Equity Market Risk Premium	3.74%	4.42%	5.10%

Political Risk Premium (c)	9.50%	10.00%	10.50%

Total	18.08%	19.26%	20.44%

COST OF DEBT
U.S. Risk Free Rate (10-Year U.S. Treasury) (a)	3.98%	3.98%	3.98%
Implied Credit Spread (d)	1.00%	1.00%	1.00%
Political Risk Premium (c)	9.50%	10.00%	10.50%
Cost of Debt (Pretax)	14.48%	14.98%	15.48%

Marginal Tax Rate	35.00%	35.00%	35.00%

Total	9.41%	9.74%	10.06%

Debt/Capitalization (Target)	25.00%	25.00%	25.00%

WACC	15.91%	16.88%	17.85%

Notes:
(a) Treasury yields as of 02/27104.
(b) Average adjusted 2-year Beta from Bloomberg as of 02/27/04.
(c) Based on trading levels of benchmark Argentine intemational bonds.
(d) Implied from cost of debt.

Projected Income Statement

	Projected Fiscal Year Ending December 31,

(US$ in Millions, unless specified otherwise)	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

Revenues	$713.2	$731.2	$776.7	$827.5	$882.9	$933.2	$986.4	$1,042.6	$1,102.1	$1,165.0
Cost of Goods Sold (excl. Dep.)	333.6	332.6	349.5	373.4	397.3	418.7	441.2	465.1	490.3	516.9

Gross Profit (Before Dep.)	$379.6	$398.7	$427.2	$454.0	$485.6	$514.5	$545.1	$577.5	$611.8	$648.2
Selling, General & Administration	128.0	129.7	131.8	139.4	147.5	154.7	162.3	170.4	178.8	187.7

EBITDA (Op. Cash Flow)	$251.6	$269.0	$295.4	$314.7	$338.1	$359.8	$382.8	$407.2	$433.0	$460.5
Depreciation	83.5	78.9	73.2	66.7	62.3	64.5	66.6	69.0	71.8	72.0
Amortization of Intangibles	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

EBIT (Op. Income)	$168.1	$190.1	$222.1	$248.0	$275.8	$295.3	$316.1	$338.1	$361.2	$388.5

Revenue Growth	--	2.5%	6.2%	6.5%	6.7%	5.7%	5.7%	5.7%	5.7%	5.7%
EBITDA Growth	--	6.9	9.8	6.5	7.4	6.4	6.4	6.4	6.4	6.3

Gross Margin	53.2%	54.5%	55.0%	54.9%	55.0%	55.1%	55.3%	55.4%	55.5%	55.6%
EBITDA Margin	35.3	36.8	38.0	38.0	38.3	38.6	38.8	39.1	39.3	39.5

Source: AmBev.

MACROECONOMIV PROJECTIONS

		Projected Fiscal Year Ending December 31,

		2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

Argentina
Inflation	(%)	6.9%	5.0%	3.7%	3.3%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Average Exchange Rate	(locaI/US$)	$2.91	$2.99	$3.10	$3.11	$3.11	$3.14	$3.18	$3.21	$3.24	$3.27
Devaluation	(%)	0.2%	2.8%	3.4%	0.5%	0.0%	1.0%	1.0%	1.0%	1.0%	1.0%
Real GDP Growth	(%)	5.0%	3.3%	3.3%	3.3%	3.3%	3.3%	3.3%	3.3%	3.3%	3.3%

Source: Wall Street research and Smith Barney research estimates.

Summary Projected Operating Assumptions

(US$ in millions, unless specified otherwise)

VOLUMES (HLs in Thousands)

REVENUES

COST OF GOODS SOLD

Source: AmBev.

EBITDA

Quilmes’ Operating Projections

		Projected Fical Year Ending December 31,

(US$ in Millions)		2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

ARGENTINA

Market Size	(His 000's)	47,891	49,315	50,778	52,548	54,380	56,277	58,240	60,272	62,376	64,553
Beer	(His 000's)	13,500	13,900	14,300	14,866	15,455	16,067	16,703	17,365	18,052	18,767
Soft Drinks	(His 000's)	34,391	35,415	36,478	37,682	38,925	40,210	41,537	42,907	44,323	45,786

Quilmes Market Share	(%)	34.8%	34.1%	34.9%	34.9%	35.0%	35.1%	35.1%	35.2%	35.3%	35.4%
Beer	(%)	77.2	73.2	74.5	74.5	74.5	74.5	74.5	74.5	74.5	74.5
Soft Drinks	(%)	18.1	18.8	19.3	19.3	19.3	19.3	19.3	19.3	19.3	19.3

Quilmes Volumes	(His 000's)	16,653	16,823	17,697	18,351	19,030	19,734	20,464	21,222	22,007	22,822
Beer	(His 000's)	10,420	10,180	10,651	11,073	11,511	11,967	12,441	12,934	13,446	13,978
% Growth	(%)	4.5%	(2.3%)	4.6%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
Soft Drinks	(His 000's)	6,233	6,643	7,046	7,279	7,519	7,767	8,023	8,288	8,561	8,844
% Growth	(%)	6.3%	6.6%	6.1%	3.3%	3.3%	3.3%	3.3%	3.3%	3.3%	3.3%

Revenues / HI	(US$/HI)	$29.1	$29.5	$30.2	$31.0	$32.0	$32.6	$33.3	$33.9	$34.6	$35.3
Beer	(US$/HI)	29.7	30.1	30.2	31.1	32.0	32.6	33.3	33.9	34.6	35.3
Soft Drinks	(US$/HI)	25.5	25.7	25.9	26.6	27.4	27.9	28.5	29.0	29.6	30.2

Revenues	(US$ MM)	$484.6	$496.2	$534.2	$569.3	$608.2	$643.3	$680.5	$719.8	$761.4	$805.4
Beer		309.1	306.8	322.1	344.0	368.3	390.5	414.0	438.9	465.3	493.3
Soft Drinks		158.8	170.9	182.4	193.5	205.9	216.9	228.5	240.8	253.6	267.2
Other		16.7	18.5	29.8	31.8	33.9	35.9	38.0	40.2	42.5	44.9

Cash Costs
Cost of Goods Sold	(US$ MM)	246.7	245.5	261.7	277.8	295.6	311.5	328.3	346.0	364.7	384.5
SG&A	(US$ MM)	67.9	71.0	73.4	77.4	81.8	85.6	89.6	93.8	98.3	103.0

EBITDA	(US$ MM)	$170.0	$179.7	$199.1	$214.1	$230.7	$246.2	$262.5	$279.9	$298.4	$318.0
EBITDA Margin	(%)	35.1%	36.2%	37.3%	37.6%	37.9%	38.3%	38.6%	38.9%	39.2%	39.5%
EBITDA / HL	(US$/HI)	$10.2	$10.7	$11.2	$11.7	$12.1	$12.5	$12.8	$13.2	$13.6	$13.9

Source: AmBev.
		Projected Fical Year Ending December 31,

(US$ in Millions)		2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

INTERNATIONAL BEVERAGES OPERATIONS (a)

Revenues	(US$ MM)	$222.2	$228.7	$235.1	$250.1	$265.8	$280.1	$295.1	$310.9	$327.6	$345.2
COGS		82.5	82.6	83.5	90.9	96.4	101.4	106.6	112.1	117.9	124.0
SG&A		41.8	40.7	40.6	43.0	45.5	47.7	50.0	52.5	55.0	57.7

EBITDA		$98.0	$105.4	$111.0	$116.2	$123.9	$131.0	$138.5	$146.4	$154.7	$163.5
EBITDA Margin	(%)	44.1%	46.1%	47.2%	46.5%	46.6%	46.8%	46.9%	47.1%	47.2%	47.4%

TOTAL BEVERAGES (b)

Revenues	(US$ MM)	$706.8	$724.9	$769.3	$819.4	$874.0	$923.4	$975.6	$1,030.7	$1,089.0	$1,150.7
COGS		329.1	328.1	345.2	368.7	392.0	412.9	434.9	458.1	482.6	508.5
SG&A		109.6	111.7	114.1	120.4	127.3	133.3	139.6	146.3	153.3	160.7

EBITDA		$268.0	$285.1	$310.1	$330.3	$354.7	$377.2	$401.0	$426.3	$453.1	$481.5
EBITDA Margin	(%)	37.9%	39.3%	40.3%	40.3%	40.6%	40.8%	41.1%	41.4%	41.6%	41.8%

CORPORATE & OTHER (c)

Revenues	(US$ MM)	$6.3	$6.3	$7.4	$8.1	$8.9	$9.8	$10.8	$11.9	$13.1	$14.4
COGS		4.4	4.4	4.3	4.8	5.2	5.8	6.3	7.0	7.7	8.4
SG&A		18.3	18.1	17.8	19.0	20.3	21.5	22.7	24.1	25.5	27.0

EBITDA		($16.4)	($16.1)	($14.7)	($15.6)	($16.6)	($17.4)	($18.2)	($19.1)	($20.1)	($21.0)

TOTAL QUILMES

Revenues	(US$ MM)	$713.2	$731.2	$776.7	$827.5	$882.9	$933.2	$988.4	$1,042.6	$1,102.1	$1,165.0
COGS		333.6	332.6	349.5	373.4	397.3	418.7	441.2	465.1	490.3	516.9
SG&A		128.0	129.7	131.8	139.4	147.5	154.7	162.3	170.4	178.8	187.7

EBITDA		$251.6	$269.0	$295.4	$314.7	$338.1	$359.8	$382.8	$407.2	$433.0	$460.5
EBITDA Margin	(%)	35.3%	36.8%	38.0%	38.0%	38.3%	38.6%	38.8%	39.1%	39.3%	39.5%

(a) Other beverages include soft drinks, bottled water and juices.
(b) Total beverages includes Argentina and international beverage operations.
(c) Corporate and other includes corporate overhead expenses and Fábrica Paraguay de Vidrios (Glass Company of Paraguay)
Source: AmBev.

Appendix

A. Overview of Valuation Methodologies

Discounted Cash Flows (“DCF”)

Based on operating variables for a company and management assumptions, income statement and balance sheet projections are utilized to derive projected cash flows.

Projected cash flows are then discounted at a risk-based cost of capital weighted by the target capital structure to arrive at an implied Firm Value.

• This valuation method is based on the capability of a company to generate cash flows in the future
• The free cash flows are projected for a certain number of years and then discounted at a discount rate that reflects a company’s cost of capital and the risk associated with the cash flows it generates
• A DCF analysis is based mainly on the following elements:
     • Projection of financial statements (key value driving factors)
     • The cost of capital to discount the projected cash flows

PROS

• Captures future growth potential
• Reflects standalone value of the business

CONS

• Ability to deliver projected results
• Significant weight on terminal value
• No value for strategic consideration

Weighted Average Cost of Capital

The discount rate or hurdle rate that accounts for both business and financial risks is the investment’s after-tax weighted average cost of capital (WACC).

Weighted Average Cost of Capital Components

Comparable Companies Analysis

Whereas no publicly traded companies provide an identical match to the operations of a company, important information can be drawn from the way similar enterprises are valued by public markets.

• In making use of the implicit ratios of publicly traded companies to derive a valuation, the following possible factors for differences generally are considered:
     • Size of the enterprise and access to markets and financing
     • Condition of fixed assets and need for additional investments
     • Administrative and operational aspects
     • Macroeconomic, country or regional factors
• The financial and operational ratios drawn from the group of companies selected can be applied to similar variables to obtain other data points of value to complement the findings of a DCF analysis

PROS

• Reflects market assessment of value and performance

CONS

• Potential distortion due to market specifics
• Ability to find “true” comparables
• Lack of control premium assessment

Private Market Precedent Transactions

Although no two transactions are identical, relevant information can be drawn from recent mergers and acquisitions in the sector.

• Implicit multiples and general issues in transaction structuring, financing and other transaction particulars are used to compare with a company and a transaction
• The selection of precedent transactions generally incorporates the following criteria:
     • Specifics of the transaction
     • Geographical location of company operations
     • Time context of transactions as it relates to market and sector conditions
     • Capital structure associated with transactions

PROS

• Reflects actual considerations paid for companies
• Ability to assess control premium

CONS

• Scarcity of “true” precedents
• Limited public information

B. Comparable Companies and Precedent Transaction Analyses

Comparable Companies Analysis

(US$ in MM, except for per share data)					Firm Value / EBITDA

Company	Country	Price (1)	Market Cap. (1)	Firm Value	LTM (2)	2003E	2004E

Latin America
Bavaria	Colombia	$6.35	$1,556	$3,832	5.9x (3)	5.9x (3)	5.6x
AmBev	Brazil	26.90	10,367	11,535	11.5 (3)	11.5 (3)	9.2
CCU	Chile	4.90	1,561	1,764	12.1 (3)	12.1 (3)	10.3
Modelo	Mexico	2.68	8,702	10,016	8.9 (3)	8.9 (3)	8.1
Quinsa	Argentina	1.85	1,265	1,606	8.4 (3)	8.4 (3)	6.4

		Mean			9.4x	9.4x	7.9x
		Median			8.9	8.9	8.1

International
Molson	Canada	$22.80	$2,895	$3,841	8.3x	8.5x	7.7x
Interbrew	Belgium	30.20	12,907	17,874	9.3 (4)	9.6	8.7
SABMilier	South Africa	10.52	12,560	16,657	8.3	8.4	7.3
Heineken	Netherlands	43.51	17,056	20,928	8.1 (4)	8.1	7.9
Anheuser-Busch	USA	53.22	43,362	48,511	12.1	11.7	11.1

		Mean			9.2x	9.3x	8.5x
		Median			8.3	8.5	7.9

Source: Company filings, Bloomberg and Wall Street research.
(1) Share prices as of February 27, 2004
(2) L TM as of September 30, 2003.
(3) Actual 2003 EBITDA.
(4) L TM as of June 30, 2003.

Precedent Transaction Analysis

(US$ in millions, unless otherwise indicated)

Date Announced	Acquiror	Target	FV / LTM EBITDA

Latin America
Feb-03	Bavaria	UPC Backus & Johnston	10.7x
Feb-03	Heineken NV	CCU	11.8
Sep-02	Heineken NV	FIFCO	15.8
May-02	Bavaria	Backus	12.0
Feb-02	Ambev	Quilmes	10.7
Feb-02	Molson	Kaiser	12.0
Nov-01	Bavaria	Cervecería Nacional	11.7
Nov-01	SAB	Cervecería Hondurena	11.0

			11.8x
North America
May-02	SAB	Miller	9.2x
Aug-95	Interbrew	Labatt	10.4

			9.8x
Europe
May-03	SABMiller PLC	Birra Peroni Industriale SpA	12.6x
May-03	Heineken NV	BBAG	10.2
Nov-02	Interbrew	Gilde	8.6
Feb-02	Scottish & Newcastle	Hartwall	10.1
Feb-02	Heineken NV	Bravo	9.3
Dec-01	Coors	Carling	8.1
Aug-01	Interbrew	Becks	13.0
Jul-00	Interbrew	Bass Brewers	9.6

			9.9x
Branded Consumer Large Cap
Dec-02	Carbury Schweppes (a)	Adams	11.4x
Jan-01	Nestle	Ralston Purina	15.7
Dec-00	Pepsi	Quaker	15.4
Oct-00	Kellog	Keebler	10.2
Jul-00	General Mills	Pillsbury	11.0
Jun-00	Unilver	Bestfoods	14.4
Jun-00	Philip Morris	Nabisco Holdings	13.9

			13.9x
(a) Transaction value $3.75B net of $450M of tax benefits. Transaction multiples are based on Adams’s FY 2001 results.
Source: Wall Street research.

REPORT	RJ-030/04
REFERENCE DATE:	December 31, 2003
REQUESTED BY:
COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV, with headquarters located at Rua Dr. Renato Paes de Barros, 1017, 4º andar, São Paulo, State of São Paulo, Corporate Taxpayers' Identification (CNPJ) # 028.087.08.0001/07, hereinafter named AMBEV .

OBJECT:
LABATT BREWING CANADA HOLDING LTD (LABATT HOLDING), with headquarters in Fort Nassau Centre, Nassau, Bahamas, including its controlled company LABATT HOLDING B.V., company constituted under the laws of the Kingdom of Holland, with headquarters located at Ceresstraat, 4811 CA Breda (LABATT HOLDING B.V.) to be created as part of the asset reorganization process, as well as, its controlled companies, LABATT BREWING COMPANY LIMITED (LABATT CANADA), FEMSA CERVEZA S.A (FEMSA CERVEZA) and LABATT HOLDINGS INC. (LABATT USA), considering its corporate restructuring project.

OBJECTIVE:
Determination of LABATT HOLDING's net asset value to be transferred to AMBEV upon the incorporation of LABATT HOLDING by AMBEV, as per the dispositions of Articles 226 and 227 of Law # 6,404, as of December 15, 1976 (Corporate Law).

ÍNDICE

1.	INTRODUCTION	3
2.	PRINCIPLES AND RESERVATIONS	4
3.	LIMITATION OF RESPONSABILITIES	5
4.	VALUATION METHODOLOGIES	6
5.	COMPANIES PROFILES: LABATT HOLDING AND LABATT HOLDING B.V.	10
6.	CONTROLLED COMPANY PROFILE: FEMZA CERVEZA	14
7.	INVESTED COMPANY PROFILE: FEMZA CERVEZA	15
8.	FEMSA CERVEZA VALUATION	16
9.	LABATT CANADA VALUATION	18
10.	LABATT HOLDING VALUATION	25
11.	CONCLUSION	28
12.	LIST OF ATTACHMENTS	29

1. INTRODUCTION

APSIS CONSULTORIA EMPRESARIAL S/C Ltda. hereinafter named APSIS , with headquarters located at Rua São José, nº 90, grupo 1.802, in Rio de Janeiro, State of Rio de Janeiro, Corporate Taxpayers' Identification (CNPJ) # 27.281.922/0001-70, was appointed to determine the net asset value of LABATT HOLDING to be transferred to AMBEV upon the incorporation of LABATT HOLDING by AMBEV, as per the dispositions of Articles 226 and 227 of Law # 6,404, as of December 15, 1976, as deliberated in AMBEV's Extraordinary Shareholders Meeting.

For preparing this report, we have considered data and information provided by third parties, including documents and verbal interviews with the client. Estimations used in this study are based on documents and information, such as:

  beer market studies and projections
  LABATT HOLDING corporate restructuring project
  LABATT CANADA 's pro forma balance sheet
  LABATT CANADA 's capital expenditure descriptive report
  accounting documents of involved companies (LABATT HOLDING, LABATT CANADA ; FEMSA CERVEZA and LABATT USA )
  budget and managing reports of involved companies.

The APSIS team, which as responsible for the preparation of this study, comprises the following professionals:

•	ANA CRISTINA FRANÇA DE SOUZA Civil Engineer post graduated in accounting (CREA/RJ 91.1.03043-4)
•	CESAR DE FREITAS SILVESTRE Accountant (CRC RJ 44779/O-3)
•	CLAUDIO MARÇAL DE FREITAS Accounting (CRC RJ 55029/O-1)
•	DÉBORA COELHO LUCAS Civil Engineer master degree in production engineering (CREA/RJ 96.1.22619-7)
•	LUIZ PAULO CESAR SILVEIRA Mechanical Engineer master degree in business administration (CREA/RJ 89.1.00165-1)
•	RICARDO DUARTE CARNEIRO MONTEIRO Civil Engineer post graduated in economic engineering (CREA/RJ 30137-D)
•	SÉRGIO FREITAS DE SOUZA Economist (CORECON/RJ 23521-0)

2. PRINCIPLES AND RESERVATIONS

The object report of the following enumerated, calculated and specified study is strictly based on the fundamental principles described below.

  Consultants involved in the study does not have neither personal relation nor interest towards its subject,

  In the best consultant's knowledge and credit, analysis, opinions and conclusions expressed in this Report are based on true and precise information, diligences, researches and surveys.

  The report includes all restricting conditions imposed by adopted methodologies, which affect the analysis, opinions and conclusions included in it.

  APSIS' professionals' fees are not subject to the completion of this report.

  APSIS is fully responsible for the Valuation Engineering subject, including the implied ones, for performing its honorable duties, which are set forth in laws, codes or own regulations.

  In this report, information provided by third parties is deemed as accurate, being their source included in such report.

  Such report was prepared by APSIS and any one, except its own consultants, has worked on analysis and respective conclusions.

  For projection purposes, we have assumed the inexistence of any kind of judicial or extra judicial burden or lien, involving the companies, except for the ones included in the report.

  This report complies with all specifications and criteria established by USPAP (Uniform Standards of Professional Appraisal Practice), as well as the requirements imposed by different bodies, such as: Ministry of Finance, Brazilian Central Bank, Brazilian SEC (CVM), SUSEP (Private Insurance Superintendence), RIR (Income Tax Regulation), etc.

3. LIMITATION OF RESPONSIBILITIES

  For preparing this report, APSIS has used information and historic data audited by third parties, as well as non-audited information and projections, provided in written or oral form by the company's management or obtained from mentioned sources. Then, APSIS has deemed as true all information and data obtained for this report and has no responsibility regarding their truth.

  The scope of this study does not include neither the auditing of financial statements nor the revision of works performed by its auditors.

  Our study was developed for being used by AMBEV and other companies involved in the project, aiming at the objective previously described.

  We are not liable for occasional losses incurred by AMBEV and its controlled companies, their shareholders, officers, creditors or other parties resulting from the utilization of data and information provided by the company and included in this report.

  Analysis and conclusions included in this report are based on several premises, made on the present date, on future operating projections, such as: prices, volumes, market share, revenues, taxes, capital expenditures, operating margins, etc. Then, future operating results of the company may be different from any forecast or estimation included in this report.

4. VALUATION METHODOLOGIES

INCOME APPROACH: CASH FLOW

This methodology defines the company's profitability as being its operating value, equivalent to the future net discounted cash flow. This flow is comprised of net income after taxes, added to non-cash items (amortization and depreciation) and excluding capital expenditures in operating assets (working capital, plants, installed capacity, etc.)

The projective period of the net cash flow is determined considering the time that the company will spend to reach a stable operating activity, or, in other words, with no relevant operating variations. The flow, then, is brought to present value, using a discount rate, which will reflect the risk associated to the market, company and capital structure.

NET CASH FLOW

For calculating the net cash flow, we use the Invested Capital as income measure, where:

INVESTED CAPITAL NET CASH FLOW
Earnings before non-cash items, interests and taxes (EBITDA)
( - ) Non-cash items (depreciation and amortization)
( = ) Net income before taxes (EBIT)
( - ) Income Tax and Social Contribution (IT/SC)
( = ) Net Income after taxes
( + ) Non-cash items (depreciation and amortization)
( = ) Gross net flow
( - ) Capital Expenditures (CAPEX)
( + ) Other income
( - ) Other expenses
( - ) Working capital variation
( = ) Net cash flow

RESIDUAL VALUE

Upon the termination of the projective period, it is considered the perpetuity, which contemplates all flows to be generated after the last projected year and their respective growths. The perpetuity value is calculated and discounted for the reference date. The company's residual value (perpetuity) is usually estimated utilizing the constant growth model. Such model assumes that upon the termination of the projective period, net income will have a constant perpetual growth. This model calculates the perpetuity value in the last year of the projective period, by using the geometric progression model, transporting it, afterwards, to the first projected year.

DISCOUNT RATE

The discount rate to be used to calculate the present value of yields determined in the projected cash flow represents the minimum profitability required by investors, considering that the company will be financed by both own capital, which will require a higher yield when compared to a standard risk investment, and third-parties capital.

Such rate is calculated by the WAAC ( Weighted Average Cost of Capital) methodology, in which the cost of capital is determined by the weighted average of capital structure components market value (own and third-parties capital), as described below.

COMPANY VALUE

The net cash flow of Invested Capital is generated by the company's global operation, available for all capital financers, shareholders and other investors. Then, for determining the shareholders' value, it is necessary to deduct the third-parties general indebtedness.

Another necessary adjustment is the inclusion of non-operating assets, i.e., those that are consolidated in the company's operating activities, being added to the calculated operating value.

MARKET APPROACH: MULTIPLES

As per this methodology, the value of a business may be obtained through comparisons with the value of other companies pertaining to the same industry, making use of profitability indicators to weigh the analysis. Such indicators are named market multiples, and applied over the indicator of the company under analysis, determine the company value.

ASSET APPROACH

This approach aims to value a company by adjusting the accounting value (net balance) to its respective fair market values. Relevant assets and liabilities are valued by their fair market value, and then, compared to their accounting value (net balance).

Such dully-analyzed adjustments are added to the accounting Net Equity, determining, then, the company market value as per the asset approach. The company fair market value will correspond to the Net Equity value, considering the valued assets and liabilities adjustments.

5. COMPANIES PROFILES: LABATT HOLDING E LA BATT HOLDING B.V.

COMPANIES

LABATT HOLDING was created in March 2004, as part of INTERBREW GROUP restructuring project, aiming to segregate the investments made in the holding company LABATT HOLDING B.V., company which, upon the conclusion of the restructuring process, will concentrate all investments made by INTERBREW in LABATT CANADA .

LABATT HOLDING will have as single equity element, the investments made in LABATT HOLDING B.V. On the other hand, the single equity element of LABATT HOLDING B.V. is the investment made in LABATT CANADA .

CONTROLLING GROUP: INTERBREW

LABATT HOLDING is controlled by INTERBREW GROUP based in Brussels ( Belgium ), through INTERBREW INTERNATIONAL B.V.. INTERBREW is one of the oldest breweries in the world, controlling operations in 21 countries including the American continents, Europe and Asia , and it has stock interests in several breweries around the world.

The group's strategy is to strongly operate in the largest worldwide beer markets. The main competitive advantage is a brand portfolio (local and international premium brands), which guarantees the first positions in all markets where the company operates. In the last 10 years, Interbrew registered the best growth in Earnings Per Share (EPS) in the sector, corresponding to 24.6%, through an excellent new brand development history and the creation of leading brands all around the world.

RESTRUCTUIRNG TRANSACTION

LABATT HOLDING's restructuring project contemplates the following corporate movements and acts:

ASSUMPTION 1

  Creation of LABATT HOLDING

  Creation of LABATT HOLDING B.V.

  Restructuring of LABATT CANADA , including:

    intercompany loans refund

    long term debt restructuring

    sale of its operations in Cuba , Europe and Asia

    maintenance of Canada operations

    maintenance of Mexico Operations (30%-investment in FEMSA CERVEZA)

    maintenance of USA operations (70%-investment in LABATT USA )

    maintenance of other investments

  Contribution to LABATT HOLDING B.V. of the investment made in LABATT CANADA at its fair market value

  Contribution to LABATT HOLDING of the investment made in LABATT HOLDING B.V. at its carrying value

ASSUMPTION 2

  Creation of LABATT HOLDING

  Creation of LABATT HOLDING B.V.

  Restructuring of LABATT CANADA , including:

    intercompany loans refund

    long term debt restructuring

    sale of its operations in Cuba , Europe and Asia

    maintenance of Canada operations

    sale of Mexican operations (30%-investment in FEMSA CERVEZA) at carrying value (with no change in net equity)

    maintenance of USA operations (70%-investment in LABATT USA )

    maintenance of other investments

  Contribution to LABATT HOLDING B.V. of the investment made in LABATT CANADA at its fair market value

  Contribution to LABATT HOLDING of the investment made in LABATT HOLDING B.V. at its carrying value

After these stages, we will have the following structure of companies.

ASSUMPTION 1

ASSUMPTION 2

6. CONTROLLED COMPANY PROFILE: LABATT CANADA

THE COMPANY

Since its foundation in 1847, LABATT became an internationally acknowledged brand, with 60 types of beers, approximately 3,800 employees in Canada and eight industrial plants in the country. In order to meet the growing demand and the popularity of premium beers, LABATT founded, in 1997, the OLAND SPECIALTY BEER COMPANY, with units in Toronto, Vancouver and Montreal, aiming to become the leading company in the Canadian beer market, sponsoring and taking part into events all around the country, through the Western, Ontario, Quebec and Atlantic regional companies.

PRODUCTS

LABATT BLUE is the Canadian beer most sold in the world. However, besides this brand, the group has other 50 brands, such as: Labatt Genuine Draft, John Labatt Classic and Labatt Ice®.

7. INVESTED COMPANY PROFILE: FEMZA CERVEZA

THE COMPANY

The market beer in Mexico is twice the Canadian market and LABATT participates in this market through the partnership with FEMSA – MEXICO 'S FORMENTO ECONÓMICO MEXICANO, S.A., the largest beverage company in Latin America, exporting its products to USA , Canada , Latin America, Europe and Asia .

FEMSA started operating in 1890 with the foundation of the brewery CERVECERÍA CUAUHTÉMOC. Nowadays, based in Monterrey , in Mexico , it operates through the subsidiaries FEMSA Cerveza, Coca-Cola FEMSA, FEMSA Comercio, FEMSA Empaques and FEMSA Logística.

In 1994, the Canadian and Mexican companies created a strategic joint venture and LABATT currently has a 30%-participation in the capital of FEMSA CERVEZA S/A.

PRODUCTS

FEMSA CERVEZA produces and distributes the most acknowledged brands in the market, such as: Tecate, Tecate Light, Carta Blanca, Superior , Sol, XX Lager, Dos Equis Ambar, Indio , Boemia, and Noche Buena.

Its six modern industrial plants ( Guadalajara , Monterrey , Navojoa, Orizaba , Tecate and Toluca ) have obtained the ISO 9002 international quality certification, as well as the CLEAN INDUSTRY certification granted by the Mexican Federal Government.

8. FEMSA CERVEZA VALUATION

For determining FEMSA CERVEZA market value, we have proceeded the valuation using the comparable companies market multiples methodology. Such methodology was selected, to the detriment of the discounted cash flow methodology, due to the following reasons:

  lack of access to managing information and FEMSA CERVEZA Business Plan;
  minor investment;
  easiness to access public information of comparable companies; and
  access to comparable public companies valuations.

Other important point to consider in this methodology is the selection of the multiple that best represents the company value. Most used multiples are NOR (Net Operating Revenues), EBITDA (earnings before income tax, depreciations and amortizations), market share, net income, etc.

SELECTED SAMPLE

For calculating the selected indicator, the multiple over the EBITDA, we have used available public information about MODELO S.A. group, a Mexican brewery with market share of 57%, which produces the CORONA brand, among others (see annex 1).

DETERMINING THE MULTIPLE

The calculation of the OPERATING VALUE/EBITDA multiple is included in Annex 1. As a security margin, it was applied a 15%-discount over the calculated multiple, due to the smaller market share held by FEMSA. The value we have reached for the multiple, based on previously mentioned premises, was 7.6x.

NET DEBT

It was considered, for calculating the FEMZA CERVEZA's net debt on the reference date, the amount of US$ 200 thousand, according to information obtained by the client.

FEMSA CERVEZA MARKET VALUE

Summarizing the procedures previously listed, the company market value is US$ 4,151.00 million, as follows:

EBITDA	US$ 575.10 million
COMPANY OPERATING VALUE	US$ 4,351.00 million
NET DEBT (DEBT – NET CASH)	(US$ 200.00 million)
COMPANY VALUE	US$ 4,151.00 million

MARKET VALUE OF THE INVESTMENT MADE IN FEMSA CERVEZA

Considering a 30%-interest, the investment value is US$1,245.00 million, equivalent of CAD$1,606.00 million.

VALUATION	100.00%	30.00%
FEMSA CERVEZA (US$ million)	USD 4,150	USD 1,245
FEMSA CERVEZA (CAD$ million)	$5,353	$1,606

9. LABATT CANADA VALUATION

For determining the market value of LABATT CANADA , we have proceeded the valuation using the future profitability methodology.

Projections for sale volume and price, production, costs and capital expenditures have been estimated according to historical performance, company's budget information and Canadian beer market studies (Annex 2).

For forecasting LABATT CANADA's results in the future, we have used the pro forma balance sheet as of December 2003 as the beginning balance sheet, and from that point, we have made assumptions involving all movements contemplated in item 5 (LABATT HOLDING profile) and their respective impacts on operating results.

Find in annex 1, a detailed economic-financial model, including operating projections based on historical performances and on the multi-yearly budget of INTERBREW group, as well as on the projections made by the group's strategy area.

RETROSPECTIVE FINANCIAL ANALYSIS

LABATT CANADA had pro forma Net Revenues of CAD$ 1,748 million in 2001 in Canada , CAD$ 1,812 million in 2002 and CAD$ 1,877 million in 2003, representing a 7%-growth in the period, as per managing information provided by LABATT and AMBEV.

Pro forma EBITDA reached CAD$ 541 million in 2001, CAD$ 585 million in 2002 and CAD$ 584 million in 2003, corresponding to an 8%-growth in the period.

GENERAL CONSIDERATIONS

LABATT CANADA economic-financial model was conducted in order to show its capacity to generate cash in the proposed period of time, making use, basically, of information previously mentioned.

  Reference Date: December 31, 2003
  The methodology is based on the generation of discounted free cash flow for a projective period of 10 years.
  The free cash flow started in the YEAR 01 (January-December 2004) and ended in YEAR 10 (January to December 2013).

The sale volume and market share were slightly reduced in the period (1%-loss in market share), offset by a real increase in prices, however, larger marketing investments projected in the business plan are expected to recover the market share up to 2006.

  After the projective period, it was considered the perpetuity with annual growth of 0.50%.
  The flow was projected in constant currency and the present value was calculated with real discount rate (does not consider inflation)
  Values are denominated in millions of Canadian dollars, unless otherwise indicated.
  Quotation: 1 CAD$ 1.00000 = US$ 0.77529 ( source: Brazilian Central Bank )
  Quotation: 1 CAD$ 1.00000 = R$ 2.24393 ( source: Brazilian Central Bank)

PROJECTION PREMISES

INS AND OUTS	PREMISES	LOGIC
NET PRICE
  For 2004, we used net prices as of Dec/03, plus 5%.
  We projected a real increase of 1.2% for 2005 and 0.9% for 2006. From 2006, prices become stable (no forecast of real increases).
  Average price projected for 2004 is CAD$ 209.63/hl.
In a conservative point of view, there is no room for a real price increase in the Canadian beer market after 2006. Increases occurred in 2004 and 2005 aim to recover inflationary losses.
VOLUME
  The Canadian total beer market was estimated in 21,417 thousand hl in 2003.
  For 2004, such number should be stable, projecting an annual growth of 0.5%.
  From this point, LABATT CANADA should maintain a historical market share of approximately 45% of this market (9,543 thousand hl of beer sold in 2004).
The beer market is mature and stable, according to the market study provided by the client.
VOLUME GROWTH	Annual market growth of 0.5%, with market share maintenance.	Very competitive market.
NET OPERATING REVENUES (NOR)	NOR means Gross Operating Revenues (GOR) excluding direct taxes and other deductions. The average value of such deductions at LABATT CANADA corresponds to 23.5% of GOR.	The cash flow bottom line is the NOR, following the model of accounting statements and management reports adopted by LABATT CANADA .
COST OF GOODS SOLD (COGS)
  Variable average cost (inputs, labor and logistics) in CAD$/hl registered in the last 12 months, projecting a productivity level improvement up to 2006, becoming stable from that point.
  Fixed cost (overhead, maintenance and distribution centers), contemplates some reduction up to 2005, becoming stable from that point.
  Depreciation in Operation Costs was not included.
  Variable cost projected for 2004: CAD$ 78.07/hl.
  Fixed cost projected for 2004: CAD$ 195.76 thousand.

  Projected values were taken from managing reports and the multi-yearly budget provided by LABATT.
  The depreciation exclusion aims to remove the impact of volume on the verified cost. The depreciation will be added in the projection afterwards

MARKETING EXPENSES
  These expenses are variable, estimated in CAD$ 16.99/hl for 2004, being reduced to the historical level of CAD$ 15.82/hl from 2006.
  The higher budget for 2004 and 2005 aims to recover the 0.5%-market share in these years.
Projected values were taken from managing reports and the multi-yearly budget provided by LABATT.
COMMERCIAL EXPENSES
  These expenses are variable, estimated in CAD$ 12,56/hl for 2004, being reduced to the historical level of CAD$ 10,38/hl from 2006.
  The higher budget for 2004 and 2005 aims to recover the 0.5%-market share in these years.
Projected values were taken from managing reports and the multi-yearly budget provided by LABATT.
MANAGING EXPENSES	Excluded from the Multi-yearly Budget and maintained stable for the full projective period (average of CAD$ 141.35 million/year).	Projected values were taken from managing reports and the multi-yearly budget provided by LABATT.
DEPRECIATION	Average rate of 5.3% over original cost.	Balance Sheet historical averages.
INCOME TAX AND SOCIAL CONTRIBUTION ON INCOME	Total of 34 % over EBIT, expected to be reduced to 32% up to 2006.	Flat rate.
NON-OPERATING RESULT	It was not considered in projections.

WORKING CAPITAL

  Terms were projected based on the balances of LABATT CANADA's pro forma balance sheet accounts ended on December 31, 2003 (Annex 4).
  Working capital variation, based on historical premises, was calculated as of January 2004, considering the following parameters:
    Receivables: 52 days from net revenue
    Inventories: 60 days from COGS
    Payables: 100 days from COGS
    Advanced Expense: maintained stable at CAD$ 49.79 million
    Other payable accounts: maintained stable at CAD$ 18.32 million
    Taxes: maintained stable at CAD$ 185.65 million

CAPITAL EXPENDITURES

  Fixed assets capital expenditures in fixed assets were maintained at 4.6% of Net Revenue after 2006, according to historical average.
  Up to 2006, information was taken from LABATT CANADA 's Multi-year Budget.

DETERMINING THE DISCOUNT RATE

It was calculated as per the WACC ( Weighted Average Cost of Capital ) methodology, in which the cost of capital is determined by the weighted average of the capital structure components market value (own and third-parties capital) at annual real discount rate (without inflation) of 6.50%.

OPERATING VALUE CALCULATION

Considering the Operating Cash Flow projected for next 10 years and the company's residual value ever since (considering an annual growth rate in perpetuity of 0.5%), we have deducted these values at present value, using the annual real discount rate of 6.5%.

NON-OPERATING ASSETS

As shown in item 5, there are two assumptions for LABATT CANADA investment structure:

ASSUMPTION 1:

  a 30%-interest in the capital of the Mexican company FEMSA CERVEZA;
  a 70%-interest in the capital of LABATT USA ; and
  other investments.

ASSUMPTION 2:

  a 70%-interest in the capital of LABATT USA ;
  other investments.

Value of investments:

INVESTMENT	CALCULATION	MARKET VALUE

30% FEMSA ( MEXICO )	Market value per multiples	CAD$ 1,606 million

70% LABATT USA	Carrying value	CAD$ 379 million

OTHER INVESTMENTS	Carrying value	CAD$148 million

TOTAL		CAD$2,133 million

INDEBTEDNESS ANALYSIS

The company's financial indebtedness on the reference date is equivalent to:

ASSUMPTION 1:

•	CAD$1,300.0 million in LABATT CANADA
•	CAD$ 266.0 million in FEMSA CERVEZA
•	CAD$ 370.0 million in LABATT USA

•	Total CAD$ 1,936.00 million in total

ASSUMPTION 2:

•	CAD$ 1,300.0 million in LABATT CANADA
•	CAD$ 370.0 million in LABATT USA

•	CAD$ 1,670.0 million in total

LABATT CANADA MARKET VALUE

Summarizing the previously mentioned items, we have the following market value for LABATT CANADA as of December 31, 2003:

LABATT CANADA VALUE: ASSUMPTION 1	CAD $ million	R$ million	US$ million
COMPANY OPERATING VALUE	7,601	17,056	5,893
GENERAL INDEBTDENESS	(1,936)	(4,344)	(1,501)
NON-OPERATING ASSETS	2,133	4,786	1,654
COMPANY VALUE	7,798	17,498	6,046

LABATT CANADA VALUE: ASSUMPTION 2	CAD $ million	R$ million	US$ million
COMPANY OPERATING VALUE	7,601	17,056	5,893
GENERAL INDEBTDENESS	(1,670)	(3,748)	(1,295)
NON-OPERATING ASSETS	527	1,183	409
COMPANY VALUE	6,458	14,491	5,007

10. LABATT HOLDING VALUATION

For determining the market value of LABATT HOLDING, we have proceeded the valuation as per the Asset Approach. As LABATT HOLDING's assets and liabilities are measured according to traditional accounting principles and upon the realization of restructuring transactions contemplated and described in item 5 (detailed in Annex 3), we have adopted the accounting equity valuation model, in which the Net Equity (accounting assets deduced from accounting liabilities) of LABATT HOLDING is equivalent to the company value.

LABATT HOLDING's valued relevant assets are its investments in LABATT CANADA (capital expenditures account and capital expenditures premium account). Considering that contributions were made at their fair market value, such carrying values reflect at least their market value:

ASSUMPTION 1

ACCOUNT	DESCRIPTION	CAD$ million	R$ million	US$ million

1	ASSETS	7,798	17,498	6,046

1.1.	CURRENT ASSETS
1.2.	LONG-TERM ASSETS
1.3.	PERMANENT ASSETS	7,798	17,498	6,046
	capital expenditures(*)	1,191	2,673	923
	capital expenditures premium	6,607	14,826	5,122
2	LIABILITIES	7,798	17,498	6,046

2.1.	CURRENT LIABILITIES
2.2.	LONG-TERM LIABILITIES
2.4.	NET EQUITY	7,798	17,498	6,046

(*) Capital Expenditures = LABATT CANADA 'S Net Equity (Annex 4, Pro Forma Balance Sheet)

ASSUMPTION 2:

ACCOUNT	DESCRIPTION	CAD$ million	R$ million	US$ million

1	ASSETS	6.458	14.491	5.007

1.1.	CURRENT ASSETS
1.2.	LONG-TERM ASSETS
1.3.	PERMANENT ASSETS	6.458	14.491	5.007
	capital expenditures(*)	1.191	2.673	923
	capital expenditures premium	5.267	11.819	4.083
2	LIABILITIES	6.458	14.491	5.007

2.1.	CURRENT LIABILITIES
2.2.	LONG-TERM LIABILITIES
	NET EQUITY	6.458	14.491	5.007

(*) Capital Expenditures = LABATT CANADA 'S Net Equity (Annex 4, Pro Forma Balance Sheet)

11. CONCLUSION

The experts have verified, based on previously presented studies, that:

  in ASSUMPTION 1, LABATT HOLDING's net equity, upon the completion of actions mentioned in this report, is worth of, at least, CAD$ 7,798 million (seven billion, seven hundred ninety-eight million Canadian dollars), equivalent, on the reference date 12/31/2003, to R$ 17,498 million (seventeen billion, four hundred ninety-eight million reais); or
  in ASSUMPTION 2, LABATT HOLDING's net equity, upon the completion of actions mentioned in this report, is worth of, at least, CAD$ 6,458 million (six billion, four hundred fifty-eight Canadian dollars), equivalent, on the reference date 12/31/2003, to R$ 14,191 million (fourteen billion, one hundred ninety-one million reais).

Having concluded the Report RJ-030/04, comprised of 29 (twenty-nine) pages plus 6 (six) annexes and made in 10 (ten) original counterparts, APSIS Consultoria Empresarial S/C Ltda, CREA/RJ 82.2.00620-1 and CORECON/RJ RF/2.052- 4, a company specialized in assets valuation, legally represented by its directors mentioned below, is available for any further explanation and clarification.

Rio de Janeiro, March 12, 2004.

ANA CRISTINA FRANÇA DE SOUZA
Director / Partner

LUIZ PAULO CÉSAR SILVEIRA
Director

CÉSAR DE FREITAS SILVESTRE
Accountant

RICARDO DUARTE CARNEIRO MONTEIRO
Director / Partner

SÉRGIO FREITAS DE SOUZA
Director

12. LIST OF ATTACHMENTS

1. VALUING CALCULATIONS

2. MARKET STUDIES

3. LABATT HOLDING RESTRUCTURING PROJECT

4. SUPPORTING DOCUMENTATION

5. GLOSSARY

6. APSIS PROFILE

SÃO PAULO OFFICE Av. Vereador José Diniz, 3.300, Cj. 808 Work Center 4, CEP: 04604-006 Tel.: + 55 11 5543.7907/5543.3811	RIO DE JANEIRO OFFICE Rua São José, 90, grupo 1802 Centro, CEP: 20010-020 Tel.: + 55 21 2210.5073 Fax: + 55 21 2210.2959

GLOSSARY

ASSETS APPROACH – valuation methodology in which all assets and liabilities (including unregistered ones) have their value adjusted according to their market values.

BETA – measurement of a stock systematic risk, price trend of a certain stock to be related to changes in a certain index.

BUSINESS RISK – uncertainty level for realizing future returns expected for the business, which do not result from financial leverage.

CAPITAL STRUCTURE – breakdown of the capital invested in a company, including own capital (equity) and third-parties capital (indebtedness).

CAPITALIZATION – conversion of a simple period of economic benefits into value.

CAPITALIZATION RATE – any divisor used for converting economic benefits into value in a simple period.

CAPM – Capital Asset Pricing Model - model in which the cost of capital for any stock or group of stocks is equivalent to the risk-free rate added to a risk premium, provided by the systematic risk of the stock or group of stocks under analysis.

CASH FLOW – cash generated by an asset, group of assets or company during a certain period of time. Usually, such term is complemented by a qualification, depending on the context (operating, non-operating, etc).

COMPANY – commercial, industrial, service or investment entity performing an economic entity.

CONSTRUCTION EQUIVALENT AREA – constructed area on which the corresponding construction unit cost equivalence is applied, as provided by the principles of NB-140 of ABNT (Brazilian Association of Technical Rules).

CONTROL – power to direct the company strategic, politic and administrative management.

CONTROLLING PREMIUM – value or percentage of a controlling stocks pro rata value over the non-controlling stocks pro rata value, which reflect the controlling power.

COST OF CAPITAL – expected return rate required by the market for attracting funds for a determined investment.

CURRENT VALUE – It is the value for replacing an existing asset for a new one, depreciated according its physical conditions.

DISCOUNT FOR LACK OF CONTROL – value or percentage deducted from the 100%-pro rata value of a company value, which reflects the lack of part or whole control.

DISCOUNT FOR LACK OF LIQUIDITY – value or percentage deducted from the 100% pro rata value of a company value, which reflects the lack of liquidity.

DISCOUNT RATE – any divisor used for converting a future economic benefit flow into present value.

EBITDA - Earnings Before Interest, Taxes, Depreciation and Amortization.

ECONOMIC BENEFIT – benefits such as revenues, net income, net cash flow, etc.

ELECTRIC DAMAGE VALUE – It is an estimation of the cost for repairing or replacing the parts of an asset in case of electric damage. Values are scheduled in percentages of the Replacing Value and were calculated through equipment's manual analysis and the repairing maintenance expertise of APSIS' technicians.

FAIR MARKET VALUE – value for which a certain asset change its ownership between a potential seller and a potential buyer, when both parties are aware of relevant facts and none of them are under pressure to make the deal.

GOODWILL – intangible asset referring to name, reputation, client portfolio, loyalty, localization and other similar items that cannot be identified separately.

HOMOGENIZED AREA – usable, private or constructed area with mathematical treatments for valuation purposes, according to criteria set forth by APSIS, based on the real state market.

INCOME APPROACH – valuation methodology by converting to present value expected economic benefits.

INSURANCE MAXIMUM VALUE – It is the maximum value of an asset for which it is advisable to insure it. Such criterion establishes that the asset which depreciation is higher than 50%¨should have a Insurance Maximum Value equivalent to twice the Current Value; and, an asset which depreciation is lower than 50%, should have a Insurance Maximum Value equivalent to the Replacing Value.

INSURANCE VALUE – It is the value for which the Insurance Company assumes the risks, and it is not applied on land and foundations, expect in special cases.

INTANGIBLE ASSETS – non-physical assets such as brands, patents, rights, contracts, industrial secrets that provide the owner with rights and values.

INTERNAL RETURN RATE – discount rated in which the present value of the future cash flow is equivalent to the investment cost.

INVESTED CAPITAL – sum of own capital and third-parties capital invested in a company. Third-parties capital is usually related to debts with short and long term interests to be specified in the valuation context.

INVESTED CAPITAL CASH FLOW – cash flow generated by the company to be reverted to financers (interests and amortizations) and shareholders (dividends) after operating costs and expenses and capital expenditures.

INVESTMENT VALUE – value for a particular investor, based on particular interests for a certain asset such as synergy with other companies of a investor, different perceptions of risk and future performances, etc.

ISSUE DATE – date on which the valuation report is ended, when valuation conclusions are presented to the client.

LEVERAGED BETA – beta value reflecting the indebtedness in the capital structure.

LIQUIDATION VALUE – It is the value of a sale on sale in the market, out of its original productive process. In other words, it is the value that would be verified in case the asset was deactivated and put up for sale separately, considering costs of disassembly or demolition (in case of real estate), storage and transportation.

LIQUIDITY – capacity to rapidly convert a certain asset into cash or into a debt payment.

MARKET APPROACH – valuation methodology, which utilizes multiples that result from the sale price of similar assets.

MARKET NET EQUITY – see assets approach.

MULTIPLE – market value of a company, stock or invested capital, divided by a company's measurement (revenues, income, client volume, etc).

NON-OPERATING ASSETS – assets that are not directly related to the company operating activity (whether they generate revenue or not) and that may be sold without affecting its operation.

OPERATING ASSETS – assets that are necessary for the company operation.

PERPETUITY VALUE – value at the end of the projective period to be added to the cash flow.

PRESENT VALUE – value of a future economic benefit on a specific date, calculated by the application of a discount rate.

PRIVATE AREA – usable area including building elements (such as walls, columns, et c) and elevators hall (in some cases).

REFERENCE DATE – specific date (day, month and year) to apply the valuation.

RESIDUAL VALUE – It is the value of a new or old asset projected for a certain date, limited to the date on which such asset turns into scrap, considering that during such period of time, the asset will be operating.

REPLACING VALUE (FOR A NEW ASSET) – value based on the price (usually at market current prices) or replacing an asset for a new equal or similar one.

SCRAP VALUE – It is the asset value at the end of its useful life, considering its disassembly or demolition value (in case of real estate), storage and transportation.

SUPPORTING DOCUMENTATION – discount rate is a return rate used to convert into present value a payable or receivable amount.

TANGIBLE ASSETS – physical assets such as lands, constructions, machines and equipment, furniture and appliances, etc.

USEFUL AREA – usable area of a real estate, measures by the internal face of its walls.

USEFUL LIFE – period of time during which an asset may generate economic benefits.

VALUATION – act or process through which the value of a company, stock interest or other asset is determined.

VALUATION METHODOLOGY – the approaches used for preparing valuing calculations in order to indicate the value of a company, stock interest or other asset.

VALUE – price denominated in monetary quantity.

WACC (Weighted Average Cost of Capital) – model in which the cost of capital is determined by the weighted average of the value.

LABATT HOLDING: DATA	LAUDO RJ-030/04 data base: 31/december/2003

PROJECTIONS	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

hl = hectolitro
total market (hl thousand)	21,417	21,523	21,631	21,739	21,848	21,957	22,067	22,177	22,288	22,399
Beers	21,417	21,523	21,631	21,739	21,848	21,957	22,067	22,177	22,288	22,399
growth		0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%
market share
Beers	44.56%	44.53%	44.96%	44.96%	44.96%	44.96%	44.96%	44.96%	44.96%	44.96%
sale (hl thousand)	9,543	9,585	9,725	9,774	9,823	9,872	9,921	9,971	10,021	10,071
Beers	9,543	9,585	9,725	9,774	9,823	9,872	9,921	9,971	10,021	10,071
net sale price (CAD$/hl )
Beers	$210	$212	$214	$214	$214	$214	$214	$214	$214	$214
NOR growth		1.2%	0.9%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Apis Consultoria Empresarial	Attachment 1 - 1/12

LABATT HOLDING: DATA	LAUDO RJ-030/04 data base: 31/december/2003

PROJECTIONS	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

NET OPERATING REVENUE ( = ) CAD$ million	$2,000	$2,034	$2,082	$2,093	$2,104	$2,114	$2,125	$2,135	$2,146	$2,157
Beers	$2,000	$2,034	$2,082	$2,093	$2,104	$2,114	$2,125	$2,135	$2,146	$2,157

OPERATIONS COST ( - )
Variable Costs (CAD$/hl)	$78.07	$76.12	$75.43	$75.43	$75.43	$75.43	$75.43	$75.43	$75.43	$75.43
Fixed Costs (CAD$ Milhões)	$195.76	$178.96	$178.42	$178.42	$178.42	$178.42	$178.42	$178.42	$178.42	$178.42

OPERATING EXPENSES
Marketing Expenses (CAD$/hl)	$16.99	$16.40	$15.82	$15.82	$15.82	$15.82	$15.82	$15.82	$15.82	$15.82
Commercial Expenses (CAD$/hl)	$12.56	$10.76	$10.38	$10.38	$10.38	$10.38	$10.38	$10.38	$10.38	$10.38
Managing Expenses (CAD$ Million)	$141.35	$141.35	$141.35	$141.35	$141.35	$141.35	$141.35	$141.35	$141.35	$141.35

NON-OPERATING RESULT
Equity Additions	0%	$0	$0	$0	$0	$0	$0	$0	$0	$0
Equity Interest	0%	$0	$0	$0	$0	$0	$0	$0	$0	$0
Provision for Losses subsidiaries/controlled co.	0%	$0	$0	$0	$0	$0	$0	$0	$0	$0
Non-operating revenue	0%	$0	$0	$0	$0	$0	$0	$0	$0	$0
Non-operating expense	0%	$0	$0	$0	$0	$0	$0	$0	$0	$0

INTEREST	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
INCOME TAX / SOCIAL CONTRIBUTION ON INCOME	34.00%	33.00%	32.00%	32.00%	32.00%	32.00%	32.00%	32.00%	32.00%	32.00%

Apis Consultoria Empresarial	Attachment 1 - 2/12

LABATT HOLDING: FIXED ASSETS	LAUDO RJ-030/04 data base: 31/december/2003

AVERAGE RATE	5.3% a.a.

FIXED ASSETS (CAD$ THOUSAND)		YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
CAD$ Million	dez-03	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
CAPITAL EXPENDITURE (% NOR)		5.21%	4.36%	4.17%	4.58%	4.58%	4.58%	4.58%	4.58%	4.58%	4.58%
CAPITAL EXPENDITURE		$104.13	$88.76	$86.94	$95.88	$96.36	$96.85	$97.33	$97.83	$98.32	$98.81
FIXED ASSETS (COST)	$1,527.83	$1,631.96	$1,720.72	$1,807.66	$1,903.54	$1,999.90	$2,096.74	$2,194.08	$2,291.90	$2,390.22	$2,489.03
ACCUMULATED DEPRECIATION	$968.65	$1,050.24	$1,137.39	$1,229.27	$1,325.80	$1,427.45	$1,534.24	$1,646.21	$1,763.37	$1,885.76	$2,013.40
NET FIXED ASSETS	$559.18	$581.72	$583.34	$578.39	$577.73	$572.45	$562.50	$547.87	$528.53	$504.46	$475.63
DEPRECIATION		$81.59	$87.15	$91.89	$96.53	$101.65	$106.79	$111.97	$117.16	$122.39	$127.64

Apis Consultoria Empresarial	Attachment 1 - 3/12

LABATT HOLDING: WORKING CAPITAL	LAUDO RJ-030/04 data base: 31/december/2003

WORKING CAPITAL		YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
CAD$ MILLION	December 03	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

USES	$ 449.35	$ 495.54	$ 495.08	$ 502.59	$ 504.72	$ 506.86	$ 509.01	$ 511.17	$ 513.34	$ 515.52	$ 517.71

Receivables	$ 251.71	$ 288.96	$ 293.86	$ 300.80	$ 302.32	$ 303.84	$ 305.37	$ 306.91	$ 308.46	$ 310.01	$ 311.58
Advanced Expenses / Other Credits	$ 49.79	$ 49.79	$ 49.79	$ 49.79	$ 49.79	$ 49.79	$ 49.79	$ 49.79	$ 49.79	$ 49.79	$ 49.79
Inventories	$ 147.85	$ 156.79	$ 151.43	$ 152.00	$ 152.61	$ 153.23	$ 153.85	$ 154.47	$ 155.09	$ 155.72	$ 156.35

SOURCES	$ 456.46	$ 491.42	$ 481.59	$ 482.65	$ 483.77	$ 484.89	$ 486.03	$ 487.16	$ 488.31	$ 489.46	$ 490.61

Payables	$ 252.48	$ 287.44	$ 277.62	$ 278.67	$ 279.79	$ 280.92	$ 282.05	$ 283.19	$ 284.33	$ 285.48	$ 286.64
Other payables	$ 18.32	$ 18.32	$ 18.32	$ 18.32	$ 18.32	$ 18.32	$ 18.32	$ 18.32	$ 18.32	$ 18.32	$ 18.32
Income Tax and other taxes	$ 185.65	$ 185.65	$ 185.65	$ 185.65	$ 185.65	$ 185.65	$ 185.65	$ 185.65	$ 185.65	$ 185.65	$ 185.65

WORKING CAPITAL	$ (7.10)	$ 4.12	$ 13.49	$ 19.95	$ 20.95	$ 21.97	$ 22.98	$ 24.00	$ 25.03	$ 26.06	$ 27.10

WORKING CAPITAL VARIATION		$ 11.22	$ 9.37	$ 6.46	$ 1.01	$ 1.01	$ 1.02	$ 1.02	$ 1.03	$ 1.03	$ 1.04

Apis Consultoria Empresarial	Attachment 1 - 4/12

LABATT HOLDING: INCOME STAT. PROJECTION	LAUDO RJ-030/04 data base: 31/december/2003

INCOME STATEMENT	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
CAD$ Million	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

NOR growth		1.7%	2.4%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%	0.5%

NET OPERATING REVENUE ( = )	$ 2,000.50	$ 2,034.43	$ 2,082.46	$ 2,092.96	$ 2,103.52	$ 2,114.12	$ 2,124.78	$ 2,135.49	$ 2,146.25	$ 2,157.06

Beers	$ 2,000.50	$ 2,034.43	$ 2,082.46	$ 2,092.96	$ 2,103.52	$ 2,114.12	$ 2,124.78	$ 2,135.49	$ 2,146.25	$ 2,157.06

OPERATIONS COST ( - )	$ (940.72)	$ (908.57)	$ (912.01)	$ (915.68)	$ (919.37)	$ (923.07)	$ (926.80)	$ (930.54)	$ (934.30)	$ (938.08)

cogs (% NOR)	47%	45%	44%	44%	44%	44%	44%	44%	44%	43%
Variabel Costs	$ (744.97)	$ (729.61)	$ (733.59)	$ (737.26)	$ (740.94)	$ (744.65)	$ (748.37)	$ (752.11)	$ (755.88)	$ (759.65)
Fixed Costs	$ (195.76)	$ (178.96)	$ (178.42)	$ (178.42)	$ (178.42)	$ (178.42)	$ (178.42)	$ (178.42)	$ (178.42)	$ (178.42)

GROSS PROFIT	$ 1,059.78	$ 1,125.86	$ 1,170.45	$ 1,177.28	$ 1,184.15	$ 1,191.05	$ 1,197.98	$ 1,204.95	$ 1,211.95	$ 1,218.99

OPERATING EXPENSES	$ (423.36)	$ (401.67)	$ (396.19)	$ (397.47)	$ (398.75)	$ (400.04)	$ (401.33)	$ (402.63)	$ (403.94)	$ (405.25)

Marketing Expenses	$ (162.15)	$ (157.15)	$ (153.87)	$ (154.64)	$ (155.41)	$ (156.19)	$ (156.97)	$ (157.75)	$ (158.54)	$ (159.33)
Commerical Expenses	$ (119.86)	$ (103.17)	$ (100.98)	$ (101.48)	$ (101.99)	$ (102.50)	$ (103.01)	$ (103.53)	$ (104.05)	$ (104.57)
Administrative Expenses	$ (141.35)	$ (141.35)	$ (141.35)	$ (141.35)	$ (141.35)	$ (141.35)	$ (141.35)	$ (141.35)	$ (141.35)	$ (141.35)

EARNINGS BEFORE INCOME TAX, DEPRECIATION AND AMORTIZATION (EBITDA)	$ 636.42	$ 724.19	$ 774.25	$ 779.81	$ 785.40	$ 791.01	$ 796.65	$ 802.32	$ 808.02	$ 813.74

NON-OPERATING RESULT	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Equity Additions	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Equity Interest	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Provision for losses subsidiaries/controlled co.	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Non-operating revenue	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Non-operating expense	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

DEPRECIATION	$ (81.59)	$ (87.15)	$ (91.89)	$ (96.53)	$ (101.65)	$ (106.79)	$ (111.97)	$ (117.16)	$ (122.39)	$ (127.64)

EARNINGS BEFORE INCOME TAX (EBIT)	$ 554.83	$ 637.05	$ 682.37	$ 683.28	$ 683.75	$ 684.22	$ 684.69	$ 685.16	$ 685.63	$ 686.10

INCOME TAX / SOCIAL CONTRIBUTION	$ (188.64)	$ (210.23)	$ (218.36)	$ (218.65)	$ (218.80)	$ (218.95)	$ (219.10)	$ (219.25)	$ (219.40)	$ (219.55)

NET INCOME IN THE PERIOD	$ 366.19	$ 426.82	$ 464.01	$ 464.63	$ 464.95	$ 465.27	$ 465.59	$ 465.91	$ 466.23	$ 466.55

Apis Consultoria Empresarial	Attachment 1 - 5/12

LABATT HOLDING: INCOME STAT. PROJECTION	LAUDO RJ-030/04 data base: 31/december/2003

FREE CASH FLOW	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10
CAD$ Million	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013

INS	$ 447.77	$ 513.97	$ 555.90	$ 561.16	$ 566.60	$ 572.06	$ 577.55	$ 583.07	$ 588.61	$ 594.19

NET INCOME IN THE PERIOD	$ 366.19	$ 426.82	$ 464.01	$ 464.63	$ 464.95	$ 465.27	$ 465.59	$ 465.91	$ 466.23	$ 466.55
DEPRECIATION	$ 81.59	$ 87.15	$ 91.89	$ 96.53	$ 101.65	$ 106.79	$ 111.97	$ 117.16	$ 122.39	$ 127.64

OUTS	$ (104.13)	$ (88.76)	$ (86.94)	$ (95.88)	$ (96.36)	$ (96.85)	$ (97.33)	$ (97.83)	$ (98.32)	$ (98.81)

FIXED ASSETS CAPITAL EXPENDITURES	$ (104.13)	$ (88.76)	$ (86.94)	$ (95.88)	$ (96.36)	$ (96.85)	$ (97.33)	$ (97.83)	$ (98.32)	$ (98.81)
FINANCINGS AMORTIZATION	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

SIMPLE BALANCE	$ 343.65	$ 425.21	$ 468.96	$ 465.29	$ 470.24	$ 475.22	$ 480.22	$ 485.25	$ 490.30	$ 495.37

WORKING CAPITAL VARIATION	$ (11.22)	$ (9.37)	$ (6.46)	$ (1.01)	$ (1.01)	$ (1.02)	$ (1.02)	$ (1.03)	$ (1.03)	$ (1.04)

BALANCE IN THE PERIOD	$ 332.42	$ 415.84	$ 462.50	$ 464.28	$ 469.23	$ 474.20	$ 479.20	$ 484.22	$ 489.26	$ 494.33

Apis Consultoria Empresarial	Attachment 1 - 6/12

LABATT HOLDING: DISCOUNT RATE CALCULATION	LAUDO RJ-030/04 data base: 31/december/2003

DISCOUNT RATE CALCULATION
CAPITAL STRUCTURE
OWN	70%	-
THIRD PARTIES	30%	-
THIRD PARTIES + OWN	100%	-

NET EQUITY COST
RISK FREE RATE (Rf)		3.60%
BETA d		68.00%
BETA r		87.53%
RISK PREMIUM (Rm - Rf)		5.30%
CANADA RISK		0.00%
Re (=)		8.24%

DEBT COST
FREE RISK RATE (Rf*)		2.75%
SPECIFIC RISK (ALFA)		1.00%
CANADA RISK		0.00%
Rd (=)		3.75%
WACC
NET EQUITY COST		8.24%
DEBT COST		3.75%

DISCOUNT RATE (=)		6.53%

Apis Consultoria Empresarial	Attachment 1 - 7/12

LABATT HOLDING: NON-OPERATION ASSETS	LAUDO RJ-030/04 data base: 31/december/2003

FEMSA MARKET VALUE - MARKET MULTIPLES APPROACH

COMPARABLES	GRUPO MODELO	FEMSA
VOLUMES (hl million)	41.90	24.60
Revenues (US$ million)	3,602.80	1,952.50
EBITDA (US$ million)	1,110.90	575.10
MARKET SHARE	56%	42%
MAIN BRANDS	CORONA, MODELO	SOL, TECATE

FEMSA FEATURES

OPERATING VALUE - MODELO (US$ million)	USD 10,090
OPERATING VALUE / EBITDA	8.9	x
DISCOUNT OVER MULTIPLE	15%
MULTIPLE APPLICABLE TO FEMSA	7.6	x
FEMSA EBITDA IN 2003 (US$ million)	USD 575
FEMSA CERVESA OPERATING VALUE (US$ million)	USD 4,350
FEMSA NET DEBT IN 2003 (US$ million)	(USD 200)

VALUATION	100.00%	30.00%

FEMSA CERVEZA (US$ million)	USD 4,150	USD 1,245
FEMSA CERVEZA (CAD$ milion)	$5,353	$1,606

Apis Consultoria Empresarial	Attachment 1 - 8/12

LABATT HOLDING: NON-OPERATION ASSETS	LAUDO RJ-030/04 data base: 31/december/2003

CAPITAL EXPENDITURS ON DECEMBER/31/2003
ASSUMPTION 1

(CAD$ Million)	CARRYING VALUE	MARKET VALUE

FEMSA CERVEZA (30%)	$614	$1,606
LABATT USA (70%)	$379	$379
OTHER INVESTMENTS	$148	$148
TOTAL CAPITAL EXPENDITURES	$1,141	$2,133

ASSUMPTION 2

(CAD$ Million)	CARRYING VALUE	MARKET VALUE

FEMSA CERVESA (30%)	$0	$0
LABATT USA (70%)	$379	$379
OTHER INVESTMENTS	$148	$148
TOTAL CAPITAL EXPENDITURES	$527	$527

Apis Consultoria Empresarial	Attachment 1 - 9/12

LABATT HOLDING: LABATT CANADA VALUE ASSUMP 1	LAUDO RJ-030/04 data base: 31/december/2003

LABATT VALUE ON DECEMBER 31, 2003 - ASSUMPTION 1

growth in perpetuity	0.50%	0.50%	0.50%
discount rate (annual)	6.0%	6.5%	7.0%

OPERATING CASH FLOW	$3,313	$3,227	$3,154
DISCOUNTED RESIDUAL VALUE	$ 5,044	$ 4,374	$ 3,885

OPERATING VALUE	$ 8,357	$ 7,601	$ 7,039

LABATT INDEBTEDNESS	$ -1,300	$ -1,300	$ -1,300
MEXICO INDEBTEDNESS (Hold Co)	$ -266	$ -266	$ -266
LABATT USA INDEBTEDNESS	$ -370	$ -370	$ -370
NON-OPERATING ASSET	$ 2,133	$ 2,133	$ 2,133

LABATT VALUE (CAD$ Million)	$ 8,554	$ 7,798	$ 7,236

OPERATING VALUE	R$ 18,752	R$ 17,056	R$ 15,796

LABATT INDEBTEDNESS	R$ (2,917)	R$ (2,917)	R$ (2,917)
MEXICO INDEBTEDNESS (Hold Co)	R$ (596)	R$ (596)	R$ (596)
LABATT USA INDEBTEDNESS	R$ (831)	R$ (831)	R$ (831)
NON-OPERATING ASSET	R$ 4,786	R$ 4,786	R$ 4,786

LABATT VALUE (R$ Million)	R$ 19,194	R$ 17,498	R$ 16,238

exchange rate 1 CAD$ =	R$ 2.2439	(source: Brazilian Central Bank)

OPERATING VALUE	USD 6,479	USD 5,893	USD 5,457

LABATT INDEBTEDNESS	(USD 1,008)	(USD 1,008)	(USD 1,008)
MEXICO INDEBTEDNESS (Hold Co)	(USD 206)	(USD 206)	(USD 206)
LABATT USA INDEBTEDNESS	(USD 287)	(USD 287)	(USD 287)
NON-OPERATING ASSET	USD 1,654	USD 1,654	USD 1,654

LABATT VALUE (US$ Million)	USD 6,632	USD 6,046	USD 5,610

exchange rate 1 CAD$ =	USD 0.7753	(source: Brazilian Central Bank)

Apis Consultoria Empresarial	Attachment 1 - 10/12

LABATT HOLDING: LABATT CANADA VALUE ASSUMP 2	LAUDO RJ-030/04 data base: 31/december/2003

LABATT VALUE ON DECEMBER 31, 2003 - ASSUMPTION 2

growth in perpetuity	0.50%	0.50%	0.50%
discount rate (annual)	6.0%	6.5%	7.0%

OPERATING CASH FLOW	$ 3,313	$ 3,227	$ 3,154
DISCOUNTED RESIDUAL VALUE	$ 5,044	$ 4,374	$ 3,885

OPERATING VALUE	$ 8,357	$ 7,601	$ 7,039

LABATT INDEBTEDNESS	$ -1,300	$ -1,300	$ -1,300
MEXICO INDEBTEDNESS (Hold Co)	$ -	$ -	$ -
LABATT USA INDEBTEDNESS	$ -370	$ -370	$ -370
NON-OPERATING ASSET	$ 527	$ 527	$ 527

LABATT VALUE (CAD$ Million)	$ 7,214	$ 6,458	$ 5,896

OPERATING VALUE	R$ 18,752	R$ 17,056	R$ 15,796

LABATT INDEBTEDNESS	R$ (2,917)	R$ (2,917)	R$ (2,917)
MEXICO INDEBTEDNESS (Hold Co)	R$ -	R$ -	R$ -
LABATT USA INDEBTEDNESS	R$ (831)	R$ (831)	R$ (831)
NON-OPERATING ASSET	R$ 1,183	R$ 1,183	R$ 1,183

LABATT VALUE (R$ Million)	R$ 16,187	R$ 14,491	R$ 13,231

exchange rate 1 CAD$ =	R$ 2.2439	(source: Brazilian Central Bank)

OPERATING VALUE	USD 6,479	USD 5,893	USD 5,457

LABATT INDEBTEDNESS	(USD 1,008)	(USD 1,008)	(USD 1,008)
MEXICO INDEBTEDNESS (Hold Co)	USD 0	USD 0	USD 0
LABATT USA INDEBTEDNESS	(USD 287)	(USD 287)	(USD 287)
NON-OPERATING ASSET	USD 409	USD 409	USD 409

LABATT VALUE (US$ Million)	USD 5,593	USD 5,007	USD 4,571

exchange rate 1 CAD$ =	USD 0.7753	(source: Brazilian Central Bank)

Apis Consultoria Empresarial	Attachment 1 - 11/12

LABATT HOLDING: LABATT HOLDING VALUE	LAUDO RJ-030/04 data base: 31/december/2003

LABATT HOLDING VALUE ON DECEMBER/31/2003
discount rate (p.a.)

ASSUMPTION 1	CAD$ Million	R$ Million	US$ Million

PERMANENT ASSETS	$7,798	$17,498	$6,046

CAPITAL EXPENDITURES	$1,191	$2,673	$923
PREMIUM ON CAPITAL EXPENDITURES	$6,607	$14,826	$5,122

NET EQUITY	$7,798	$17,498	$6,046

ASSUMPTION 2 (*)	CAD$ Million	R$ Million	US$ Million

PERMANENT ASSETS	$6,458	$14,491	$5,007

CAPITAL EXPENDITURES	$1,191	$2,673	$923
PREMIUM ON CAPITAL EXPENDITURES	$5,267	$11,819	$4,083

NET EQUITY	$6,458	$14,491	$5,007

(*) investmetn in FEMSA CERVEZA not included

Apis Consultoria Empresarial	Attachment 1 - 12/12

Alcohol Category Summary

Canada

	hl ('000's)			$ 000's				Beer as a % of Total
	Beer	Spirits	Wine	Beer	Spirits	Wine	Total

1997	20,128	1,267	2,560	5,742,539	2,988,762	2,250,592	10,981,893	52.3%
1998	20,486	1,339	2,639	6,204,357	3,097,913	2,411,376	11,713,646	53.0%
1999	20,939	1,416	2,779	6,501,073	3,236,044	2,638,270	12,375,387	52.5%
2000	21,268	1 ,484	2,941	6,722,910	3,367,329	2,931,337	13,021,576	51.6%
2001	21,155	1,534	3,124	6,924,528	3,523,617	3,136,467	13,584,612	51.0%
2002	21,751	1,698	3,294	7,412,651	3,716,100	3,383,031	14,511,782	51.1%

	hl growth rate			$ growth rate
	Beer	Spirits	Wine	Beer	Spirits	Wine	Total

1998	1.8%	5.7%	3.1%	8.0%	3.7%	7.1%	6.7%
1999	2.2%	5.7%	5.3%	4.8%	4.5%	9.4%	5.6%
2000	1.6%	4.8%	5.8%	3.4%	4.1%	11.1%	5.2%
2001	-0.5%	3.4%	6.2%	3.0%	4.6%	7.0%	4.3%
2002	2.8%	10.6%	5.4%	7.0%	5.5%	7.9%	6.8%
5 year Avg	1.6%	6.0%	5.2%	5.2%	4.5%	8.5%	5.7%

Source:	Statistics Canada and Provincial Liquor Authorities $'s do not include provincial sales taxes or licensee mark-ups Fiscal years ending March 31

Beer, Wine & Spirits Category Size
Based on Litres Sold

Source: BAC Annual	(volume % chg vs YAG)
Statisticall Bulletin 2001

Beer dominates alcoholic beverage volume -- growth contributing heavily to overall category health.
Remaining segments also gaining versus last year, with particularly strong growth in cooler volume.

Beer Category Volume Trend
Total Canada

Beer category generally demonstrating positive trend from 1996

Beer Consumers*
Demographic Profile

Source:2001 Multifacts study - Total
Canada *Beer Consulted in past 4 weeks

  Males represent one-half of LDA population, yet account for 80% of beer volume consumed

  Beer consumption relative to representation is highest among LDA to 24, weakens after age 49

Share of Domestic and Imported
Beer Sales

Source: BAC Annual Statistical Bulletin 2001.

Imports gaining increased share of beer volume from Domestics

Share of Domestic Beer by Package Type

  Bottles remain the preferred package of domestic beer consumers nationally, however has lost share to cans over the past decade

Price Segment Share Trend -- National
(Package Beer)

Source: PSI Sales Data

  Domestic Specialty and Import Specialty are both gaining share of Package beer volume, primarily at expense of Premium (Regular Price)

  Light Premium is also gaining while Value is holding share ground versus year ago

Retail Price - Domestic Beer
24 x 341 ml Bottles (purchased for home consumption)

	24x341 ml bottles	Deposit	Total	Rank
NF	$38.50	$2.40	$40.90	1
PEI	$34.70	$2.40	$37.10	3
NS	$32.55	$2.40	$34.95	8
NB	$33.98	$2.40	$36.38	5
QUE	$35.70	$2.40	$38.10	2
ON	$33.25	$2.40	$35.65	7
MB	$32.00	$2.40	$34.40	9
SK	$31 .65	$2.40	$34.05	10
AB	$34.65	$2.40	$37.05	4
BC	$33.95	$2.40	$36.35	6

Source: BAG Annual Statistical Bulletin
(as at Decemb er 2002)

Labatt Corporate Footprint

VOLUME	CAPACITY UTILIZATION*
New West.	1,230,000	73%
Creston	1,050,000	88%*
Edmonton	1,300,000	77%
London	2,970,000	99%*
Toronto	2,200,000	96%
Montreal	3,900,000	71%
Halifax	1,270,000	86%
St. John’s	520,000	38%
TOTAL	14,440,000
* after capital stream

*- Limiting factor is liquid in all plants except Montreal
- Assumptions include Packaging (6 day/3 shifts) and Brewing (7 day/24 hour)

Highlights
Market Share	43.2%	Number of Brands	42
Volume	9.1 mil. hLs	Number of Facilities	8
Employees (FTE’s)	4,000

Breakdown of the Labatt Business Units

Corporate Market Share Trend
CANADA

Source: PSI - Total Pkg & Draught (Share of Reported Industry)

Brand Share Trend
CANADA (Primary Brands)

Source: PSI - Total Pkg & Draught (Share of Reported Industry)
“Primary” vs “Secondary” determined by accumulated brand share over period measured

The majority of value brands in Canada index above 80

Ontario 24 price index example
Heineken $43.95	129	Earlier this year in Ontario, both Molson and Labatt moved their Value brands into the Discount segment to stop the share erosion created by Sleeman (Old Mil) and Lakeport (Laker). All brands have since returned to price points at or above their price prior to the drop.
Stella Artois $42.95	127
Sleeman $37.95	112
Keith's $35.95	106
Blue $33.95	100
Canadian $33.95	100
LXD $31.95	94
Old Mil $29.95	88
Busch $27.50	81
Laker $24.00	71

EBITDA History - LBOC

Schedule 1.02 – Labatt Restructuring

Prior to the Closing, the following steps shall occur the detailed implementation of which shall be developed in consultation with AmBev having regard to the input of AmBev for those steps that may affect Labatt Holdco, Labatt (or a Labatt Subsidiary) or AmBev post Closing:

1. IIBV has previously formed Labatt Holdco.

2. Labatt will determine the fair market value of Issima and Cerveceria Bucanero S.A., a corporation organized under the laws of Cuba ("Cerveceria"). Labatt will obtain external valuation advice to assist in this determination.

3. Issima will sell all of its assets to IIBV (or to another direct or indirect subsidiary of Interbrew) for a purchase price equal to fair market value. Purchase price to be satisfied in cash or by issuance of a promissory note and assumption of any Issima liabilities.

4. Issima will be wound-up into Labatt and dissolved. On the winding-up, Issima will distribute all of its assets, which will consist of cash or notes (the "Issima Consideration"), to Labatt.

5. Labatt will sell Cerbuco (Cerveceria's holding company) to IIBV (or to another direct or indirect subsidiary of Interbrew) for a purchase price equal to fair market value. Purchase price to be satisfied in cash or by issuance of a promissory note (the "Cerveceria Consideration"). Prior to such sale, any debt owing by Cerbuco to Larry will be capitalized by the issuance of shares having a fair market value equal to the principal amount of the debt.

6. Larry will use the Issima Consideration and the Cerveceria Consideration first to pay Taxes and expenses (if any) incurred by Labatt as a result of steps 3 to 5, and then to repay inter-company debt owing to Brandbrew S.A. and/or to pay "make-whole" amounts under the inter-company debt owing to Brandbrew S.A. and/or to return paid-up capital to IIBV and/or to pay a dividend to IIBV. Canadian withholding Taxes (if any) arising as a result of these payments will be withheld and remitted in accordance with Canadian law. No Labatt shares would be cancelled on a return of capital. Any remaining inter company debt owing by Labatt to Brandbrew S.A. (after completion of step 8 and step 7(b)(iii) or 7(c)(iii) or 7(d)(iv) if applicable) will be capitalized by the issuance of shares having a fair market value equal to the principal amount of the debt, or alternatively, IIBV will subscribe in cash for additional Labatt shares and Labatt will use the cash to repay such debt.

7. a. If the FEMSA Cerveza Interest is not sold to FEMSA and a Labatt USA Restructuring does not occur before Closing:

- 3 -

NY12528:192607.14

(i) If appropriate, Stellamerica Holdings Limited, a corporation organized under the federal laws of Canada ("Stellamerica"), will amalgamate with Labatt or be wound up into Labatt.

b. If the FEMSA Cerveza Interest is sold to FEMSA and a Labatt USA Restructuring occurs before Closing:

(i) Stellamerica will amalgamate with Labatt or be wound up into Labatt before the sale.

(ii) The Labatt USA Restructuring will occur, and amounts may be received by Labatt or a subsidiary of Labatt in connection therewith. Labatt will sell the FEMSA Cerveza Interest to FEMSA for cash and will sell Labatt USA to Interbrew or an Interbrew affiliate for fair market value in cash or note (together with any net amounts received by Labatt or a subsidiary of Labatt in respect of the Labatt USA Restructuring, the "FEMSA Cerveza/Labatt USA Consideration"). Any net amounts received by a subsidiary of Labatt on the Labatt USA Restructuring (after paying any Taxes or expenses) may be distributed to Labatt. Prior to any such sale, any debt owing by Labatt USA to Labatt will be capitalized by the issuance of shares having a fair market value equal to the principal amount of the debt.

(iii) The FEMSA Cerveza/Labatt USA Consideration will be used by Labatt first to pay Taxes and expenses (if any) incurred by Labatt or a subsidiary of Labatt as a result of step 7(b)(ii) (or as a result of receiving or distributing amounts received on the Labatt USA Restructuring) and then to repay inter-company debt owing to Brandbrew S.A. and/or to pay "make-whole" amounts under the inter-company debt owing to Brandbrew S.A. and/or to return paid-up capital to IIBV and/or to pay a dividend to IIBV. Canadian withholding Taxes (if any) arising as a result of these payments will be withheld and remitted in accordance with Canadian law. No Labatt shares would be cancelled on a return of capital.

c. If the FEMSA Cerveza Interest is sold to FEMSA before Closing but a Labatt USA Restructuring does not occur before Closing:

(i) Stellamerica will amalgamate with Labatt or be wound up into Labatt before the sale.

(ii) Labatt will sell the FEMSA Cerveza Interest to FEMSA for cash (the "FEMSA Cerveza Consideration").

(iii) The FEMSA Cerveza Consideration will be used by Labatt first to pay Taxes and expenses (if any) incurred by Labatt as a result of step 7(c)(ii) and then to repay inter-company debt owing to Brandbrew S.A. and/or to pay "make-whole" amounts under the inter-company debt owing to Brandbrew S.A. and/or to return paid-up capital to IIBV and/or to pay a dividend to IIBV. Canadian

- 4 -

NY12528:192607.14

withholding Taxes (if any) arising as a result of these payments will be withheld and remitted in accordance with Canadian law. No Labatt shares would be cancelled on a return of capital.

d. If the FEMSA Cerveza Interest is not sold to FEMSA before Closing but a Labatt USA Restructuring does occur before Closing;

(i) If appropriate, Stellamerica will amalgamate with Labatt or be wound up into Labatt.

(ii) The Labatt USA Restructuring will occur, and amounts may be received by Labatt or a subsidiary of Labatt in connection therewith.

(iii) Any net amounts received by a subsidiary of Labatt on the Labatt USA Restructuring (after paying any Taxes or expenses) may be distributed to Labatt. Labatt will sell Labatt USA to Interbrew or an Interbrew affiliate for fair market value in cash or note (together with any net amounts received by Labatt or a subsidiary of Labatt in respect of the Labatt USA Restructuring, the "Labatt USA Consideration"). Prior to any such sale, any debt owing by Labatt USA to Labatt will be capitalized by the issuance of shares having a fair market value equal to the principal amount of the debt.

(iv) The Labatt USA Consideration will be used by Labatt first to pay Taxes and expenses (if any) incurred by Labatt (or a subsidiary of Labatt) as a result of step 7(d)(ii) or (iii) (or as a result of receiving or distributing amounts received on the Labatt USA Restructuring) and then to repay inter-company debt owing to Brandbrew S.A. and/or to pay "make-whole" amounts under the inter-company debt owing to Brandbrew S.A. and/or to return paid-up capital to IIBV and/or to pay a dividend to IIBV. Canadian withholding Taxes (if any) arising as a result of these payments will be withheld and remitted in accordance with Canadian law. No Labatt shares would be cancelled on a return of capital.

8. Labatt will arrange a loan facility with a third party bank and will borrow the amount (the "Loan Amount") necessary to achieve the net debt level specified in Section 5.13. Labatt will use the Loan Amount to repay inter-company debt owing to Brandbrew S.A. and/or to return paid-up capital to IIBV and/or to pay a dividend (provided that, in the case of payment of a dividend, Labatt shall have received a favourable advance income tax ruling confirming interest deductibility). No Labatt shares would be cancelled on a return of capital.

9. In a manner agreed to by Interbrew and AmBev, IIBV will contribute the Labatt shares to Labatt Holdco for fair market value consideration consisting of Labatt Holdco shares and a debt obligation issued by Labatt Holdco, as contemplated in the FEMSA Cerveza/Labatt USA agreement.

- 5 -

10. Shortly before the merger of Mergeco into AmBev is completed, IIBV will contribute all but one of the Labatt Holdco shares to Mergeco in exchange for fair market value consideration consisting of Mergeco shares.

- 6 -

Specified-Purpose Financial Statements of LABATT BREWING COMPANY LIMITED Year ended December 31,2003

AUDITORS' REPORT

To the Board of Directors of Labatt Brewing Company Limited

We have audited the specified-purpose balance sheet of Labatt Brewing Company Limited as at December 31, 2003 and the specified-purpose statements of earnings, deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these specified-purpose financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with the basis of accounting described in note 1 to the specified-purpose financial statements.

These financial statements, which have not been, and were not intended to be, prepared in accordance with Canadian generally accepted accounting principles, are solely for the information and use of the Directors of Labatt Brewing Company Limited and a potential purchaser, for the purpose of a potential acquisition of the Company. The financial statements are not intended to be and should not be used by anyone other than the specified users or for any other purpose.

Chartered Accountants

Toronto, Canada
February 6, 2004

LABATT BREWING COMPANY LIMITED
Specified-Purpose Balance Sheet (In thousands of dollars) December 31,2003, with comparative figures for 2002

		2003	2002

Assets
Current assets:
Cash and short-term investments (note 1 (e))		$105,240	$69,574
Accounts receivable (note 1 (f), 5(b))		278,013	237,297
Inventories (note 3)		171,485	160,899
Prepaid expenses		47,707	52,044
		602,445	519,814
Fixed assets, net (note 4)		619,600	656,133
Investment in Issima (note 2)		1,960,749	1,960,749
Investments and other assets (note 5)		817,544	984,313
Futu re tax assets		3,129	26,969
Goodwill		1,445,819	1,446,228

		$5,449,286	$5,594,206

Liabilities and Shareholder's Equity
Current liabilities:
Accounts payable and accrued charges		$340,210	$326,738
Income taxes payable		93,432	123,544
Other taxes payable		93,616	84,732
Current portion of long-term debt (note 6)		50,000	100,000
Current portion of loans payable to affiliates (note 8)		28,380	-

		605,638	635,014
Long-term debt (note 6)		496,619	505,659
Long-term liabilities (note 7)		298,787	348,174
Loans payable to affiliates (note 8)		-	34,720
Minority interest		36,773	47,270
Subordinated debt payable to affiliates (note 8)		2,881,659	2,881,659
Shareholder's equity:
Share capital (note 9)		1,807,639	1,807,639
Deficit		(439,236)	(607,588)
Cumulative translation adjustment (note 5(a))		(238,593)	(58,341)

		1,129,810	1,141,710
Commitments and contingencies (note 12)

		$5,449,286	$5,594,206

See accompanying notes to specified-purpose financial statements.
On behalf of the Board:
_________________________________________________	Director
_________________________________________________	Director

Year ended December 31,2003, with comparative figures for 2002

	2003	2002

Net sales:
Gross sales	$3,420,816	$3,379,190
Excise and sales taxes	700,372	709,510

	2,720,444	2,669,680
Costs and expenses:
Cost of sales, selling and administration	2,130,715	2,060,372
Depreciation and amortization	115,545	108,943

	2,246,260	2,169,315

Earnings from operations before the undernoted	474,184	500,365
Interest and other financial items, net (notes 6 and 8)	296,925	276,301

Earnings before income taxes	177,259	224,064
Income taxes (note 10):
Current	29,277	78,504
Future	23,301	3,947

	52,578	82,451

Earnings before the undernoted	124,681	141,613
Share of earnings of partly owned businesses (note 5(a))	48,103	107,769
Minority interest	(4,432)	(11,019)

Net earnings	$168,352	$238,363

See accompanying notes to specified-purpose financial statements.

Year ended December 31,2003, with comparative figures for 2002

	2003	2002

Deficit, beginning of year	$(607,588)	$(843,989)
Net earnings	168,352	238,363
Dividends paid (note 9)	-	(1,962)

Deficit, end of year	$(439,236)	$(607,588)

See accompanying notes to specified-purpose financial statements.

Year ended December 31,2003, with comparative figures for 2002

	2003	2002

Cash provided by (used in):
Operating activities:
Net earnings	$168,352	$238,363
Items not affecting cash:
Depreciation and amortization	116,436	109,063
Share of earnings of partly owned businesses	(48,103)	(107,769)
Employee future benefit expense	64,095	55,299
Gain on sale of other assets	354	(2,825)
Imputed interest (note 5(c))	4,923	5,630
Future income taxes	23,301	3,947
Minority interest	4,432	11,019
Other	4,613	1,708
Funding of long-term liabilities	(128,659)	(64,669)
Dividends received from partly owned businesses	85,296	27,475
Proceeds (reduction) on sale of accounts receivable (note 1 (f))	(2,700)	66,800

	292,340	344,041
Change in non-cash operating working capital (note 11)	(19,429)	10,585

	272,911	354,626
Financing activities:
Term debt advances	146,749	300,000
Term debt repayments	(150,000)	(461,379)
Repayment of loans from affiliates	-	(80,000)
Repayments under revolving credit facility, net	-	(110,000)
Decrease in bank advances	-	(2,875)
Dividends paid to minority interest	(5,811)	(2,821)
Dividends paid	-	(1,962)

	(9,062)	(359,037)
Investing activities:
Additions to fixed assets	(92,609)	(107,658)
Proceeds on disposal of investments and other assets	9,256	146,191
Increase in investments and other assets	(140,420)	(55,590)

	(223,773)	(17,057)

Exchange effect on cash held in foreign currency	(4,410)	(21)

Increase (decrease) in cash and short-term investments	35,666	(21,489)
Cash and short-term investments, beginning of year	69,574	91,063

Cash and short-term investments, end of year	$105,240	$69,574

See accompanying notes to specified-purpose financial statements.

1. Significant accounting policies:

(a) Principles of consolidation:

As required by the terms of a potential agreement for the purchase of the Company, these specified-purpose financial statements have been prepared in accordance with the significant accounting policies set out below. These financial statements differ materially from Canadian generally accepted accounting principles because the Company's subsidiary Issima Luxembourg International Societe a responsabilite limitee unipersonelle (Sar) ("Issima") has not been consolidated. Effective January 1, 2002, this investment has been accounted for by the cost method whereby net earnings of the subsidiary are reflected in the determination of the net earnings of the Company only to the extent of dividends received. Previously, the Company's investment in Issima was accounted for on an equity basis as a result of uncertainty caused by the pending review by the U.K. competition authorities.

All other subsidiaries have been consolidated, including the Company's partially owned subsidiaries in the U.S. and Latin America.

(b) Employee future benefits:

The cost of pensions and other retirement benefits earned by employees is determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, future cost trends and retirement ages of employees. The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date on high-quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs are amortized over the average remaining service life of active employees. Any excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized commencing in the following year over the average remaining service life of active employees.

(c) Foreign currency translation:

The Company records foreign currency denominated transactions at the domestic equivalent at the date of the transaction and translates foreign currency denominated monetary assets and liabilities at year end exchange rates. Exchange gains and losses are included in earnings.

Assets and liabilities of foreign subsidiaries and equity accounted investees, which are considered to be self-sustaining, are translated into Canadian dollars at the exchange rates in effect at the specified-purpose balance sheet date. Income and expenses are translated at weighted average exchange rates prevailing during the year.

Adjustments arising on translation of the accounts of such subsidiaries and investees are deferred and reported as the cumulative translation adjustment, a separate component of shareholder's equity, until there is a reduction in the net investment at which time a pro rata reduction of the cumulative translation account is taken to earnings.

(d) Income taxes:

The Company follows the asset and liability method of accounting for income taxes.

(e) Cash and short-term investments:

Cash and short-term investments include highly liquid investments with a maturity of less than three months at the date of acquisition. Short-term investments are recorded at cost, which approximates market value. Included in short-term investments is an interest bearing advance of $726 (2002 - nil) to an affiliate of the Company. Outstanding cheques as at December 31, 2003 of $31,766 (2002 - $47,769) are classified as accounts payable.

(f) Accounts receivable:

At December 31, 2003, two customers from the Company's distribution system represent 21.2% (2002 - 26.3%) of the accounts receivable balance. Management believes the credit risk with respect to these receivables is limited due to the Company's ownership interest in these customers.

Effective December 19, 2002, the Company entered into a revolving agreement to sell an undivided interest in eligible accounts receivable, with limited recourse, to a third party up to a maximum of $90,000. The Company retains servicing responsibilities for the accounts receivable sold. As at December 31, 2003, the Company had sold $72,143 (2002 - $74,801) of receivables for $64,100 (2002 - $66,800) net cash proceeds, a retained interest with an estimated fair value of $7,877 (2002 - $7,821) and a resulting loss on sale of $166 (2002 - $180).

(g) Inventories:

Inventories, other than returnable containers, are valued at the lower of cost and net realizable value, with cost being determined on a first-in, first-out basis. Returnable containers are valued at redemption price or at amortized cost not exceeding replacement cost.

(h) Fixed assets:

Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, generally at annual rates of 5% for buildings and 10% for machinery and equipment.

(i) Investments and other assets:

Investments in companies over which the Company has significant influence ("partly owned businesses") are accounted for using the equity method.

Costs incurred in connection with the senior credit facility have been deferred and are being amortized on a straight-line basis over the term of the debt.

Other intangible assets are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment by assessing the recoverability of the carrying value.

(j) Goodwill:

Effective January 1, 2002, in accordance with The Canadian Institute of Chartered Accountants' Handbook Section 3062, "Goodwill and Other Intangible Assets", goodwill is no longer amortized. However, goodwill is tested for impairment at least annually by comparing carrying value to the respective fair value.

In accordance with the new standard, the Company has reviewed the valuation of the goodwill and determined that there is no impairment.

(k) Derivative financial instruments:

Derivative financial instruments are used by the Company in the management of its foreign currency and interest note exposures.

The Company's interest rate swap agreements, forward note agreements and interest rate dollars are designated as hedges of the underlying debt. Interest expense is adjusted to include the payments made or received under these instruments.

The Company's forward exchange contracts are designated as hedges of anticipated transactions. Gains and losses on these instruments are recorded as an adjustment of the hedged transaction.

2. Investment in Issima:

On October 25, 2000, Interbrew International BY ("IIBV"), a wholly owned subsidiary of the Company's parent, Interbrew SA ("Interbrew"), transferred 1 00% of the common shares of Interbrew U.K. Holdings Ltd. ("U.K. Holdings") to the Company for consideration consisting of a note payable by the Company to IIBV of $1,800,000 and 581,030 common shares of the Company. U.K. Holdings was incorporated as a wholly owned subsidiary of IIBV in May 2000. On May 25, 2000, Interbrew UK Ltd., a wholly owned subsidiary of U.K. Holdings, acquired substantially all of the brewing assets and activities of Whitbread PLC. On August 24, 2000, U.K. Holdings acquired substantially all of the brewing activities of Bass PLC. The acquisition of Bass and the planned merger with hitbread were subject to regulatory review in the U.K.

Carling Brewers ("Carling"), a unit of Bass PLC, was sold in February 2002, to the Adolph Coors Company ("Coors") under the agreement reached with the U.K. competition authorities. In order to facilitate the sale of Carling, Labatt restructured its holding of certain of the Excluded Net Assets (note 8(a)). In May 2001, prior to the sale of Carling, Interbrew incorporated Issima, a 100% owned subsidiary domiciled in Luxembourg. Through a share for share exchange with Interbrew, Labatt then transferred the ownership of Interbrew U.K. Holdings Ltd. (the holder of the U.K. brewing assets and a number of subsidiaries), to Issima in exchange for 100% of Issima. Also in May 2001, the shares of Interbrew U.K. Holdings Ltd. were contributed to Melio Luxembourg International Societe a responsabilite limitee unipersonelle (Sari) ("Melio") in exchange for shares in Melio, such that Melio became a wholly owned subsidiary of Issima. Carling was then sold to Coors and a portion of the sale proceeds was used to repay local U.K. debt. The balance of the sale proceeds was used by Issima to purchase Interbrew Asia Holding BV ("ITW Asia"). Through its 1 00% ownership in Interbrew Asia Holding PTE Ltd., ITW Asia owns 50.929% of the Oriental Brewery Company Limited, a brewing operation in South Korea. The shares of U.K. Holdings were subsequently transferred from Melio to Nimbuspath Ltd., a wholly owned subsidiary of Issima. In November 2002 Issima acquired 100% of the shares of Interbrew France SA and Interbrew Singapore Investments Pte. Also in November 2002 Issima sold its interest in Melio to Brandbrew, an Interbrew company not owned by Issima or Labatt.

In April 2003 Issima acquired a 70% interest in Ningbo Breweries located in China.

3. Inventories:

	2003	2002

Finished goods and work in process	$54,507	$37,207
Materials and supplies	66,018	63,532
Returnable containers	50,960	60,160

	$171,485	$160,899

4. Fixed assets:

			2003	2002

	Cost	Accumulated depreciation	Net book value	Net book value

Land	$32,825	$ -	$32,825	$34,478
Buildings	230,110	108,815	121,295	138,418
Machinery and equipment	1,264,897	799,417	465,480	483,237

	$1,527,832	$908,232	$619,600	$656,133

5. Investments and other assets:

	2003	2002

Investment in Femsa Cerveza (a)	$613,632	$816,567
Bass Ale Distribution Rights (d)	131,932	15,598
Access fee (c)	46,953	58,028
Investment in Toronto Blue Jays Baseball Club, subject to put/call arrangement (b)	-	42,882
Other intangible assets (d)	9,137	10,319
Cross currency swap (note 6(c))	-	19,544
Other assets	13,343	17,990
Deferred financing costs	2,547	3,385

	$817,544	$984,313

(a) Effective January 1, 2003 Logistica CCM merged into Femsa Cerveza, SA de C.V. ("Femsa Cerveza"). The Company's 30% equity interest in the income of Femsa Cerveza for the year ended December 31, 2003 was $47,484 (2002 - $107,159). The equity carrying value of the investment includes goodwill of $131,972 (2002 - $173,182). During 2003, the Company received $84,718 (2002 - $26,302) from Femsa Cerveza as a dividend. The Company received technical fees from Femsa Cerveza during the year of $16,275 (2002 - $18,708).

The cumulative translation adjustment related to the investments in Femsa Cerveza at December 31, 2003, resulting from the devaluation of the Mexican peso was $330,049 (2002 - $164,348). During the year, a special dividend of $63,233 was received resulting in a pro rata reduction of the cumulative translation adjustment of $26,238, which has been deducted in arriving at the equity interest in income above.

Femsa Cerveza is the owner of the 30% minority interest in the Company's U.S. brewing operation.

(b) Effective August 31, 2000, the Company sold an 80% interest in the Toronto Blue Jays Baseball Club ("TBJ") to Rogers Communications Inc. ("RCI") for net cash proceeds of $151,900.

The sale agreement provided that the Company could put the remaining 20% interest in TBJ to RCI at the end of three years, or earlier under certain circumstances, for U.S. $28,000, subject to certain adjustments. Over this three-year period, RCI also had the right to purchase the remaining 20% interest in TBJ on similar terms. On November 12, 2003 the Company received notice that RCI intended to exercise its call option. The Company has reflected the final sales value of $38,344 as per the agreement. All amounts related to the put option, including accrued interest, were collected on January 3, 2004 and accordingly have been included in accounts receivable. The Company used the proceeds to repay the loans payable to affiliates of U.S. $22,000 (note 8 (a)).

(c) Effective February 27, 2002, the Company amended and restated its association agreement with Corporation Alimentaria SA The agreement provides the Company exclusive rights to brew, sell, import and distribute beer in the Cuban market for periods ranging from 15 to 30 years with the possibility of renewal for a further term. In exchange, the Company has advanced an initial access fee. Further payments will be based on volume incentives over the years 2013 - 2022. The Company has provided a guarantee for a final payment in 2023, even if volume incentives have not been reached. The present value of this obligation of $42,442 (2002 - $46,940) is included in long-term liabilities. The Company has capitalized certain other fees amounting to $4,412 (2002 - $3,798). The asset is being amortized over the projected incremental volume over the next 15 years.

(d) On September 3, 2002, the Company entered into an agreement to purchase from Diageo pic, all of Guinness Bass Import Company's rights, title and interest pursuant to or arising under the 1998 Distribution Agreement and the License Agreement to import and distribute Bass Ale in the United States of America for U.S. $95,000 commencing July 1, 2003. In addition, the Company committed to certain working capital adjustments amounting to U.S. $10,000. As of December 31, 2003, the Company has paid U.S. $103,665. The Company has capitalized certain other related fees amounting to U.S. $3,072. The asset is being amortized over the life of the contract commencing July 1, 2003 and ending June 30, 2016.

On June 1, 2002, the Company acquired the Beck's sales and distribution rights in Canada from Sleeman Breweries Ltd for $5,816. The asset is being amortized over the life of the contract ending December 31,2006.

6. Long-term debt:

	2003	2002

Senior credit facility (a):
Canadian dollar term loans	$150,000	$300,000
U.S. dollar revolving loan (U.S. - $107,669)	138,392	-
Senior Notes (b):
Series A	208,227	255,659
Series B	50,000	50,000

	546,619	605,659
Less current portion	50,000	100,000

	$496,619	$505,659

(a) Effective December 12, 2002, the Company entered into a $600,000 senior credit facility with a consortium of banks. The senior credit facility, which is utilized to finance the Company's Canadian and United States brewing operations (the "Restricted Businesses"), provides for both term and revolving facilities. The term facility is repayable in scheduled semi-annual installments and has a final maturity date of December 12, 2005. The revolving facility provides for maximum borrowings of $300,000 and has a maturity date of December 12, 2005. The June 2004 installment was prepaid on December 12, 2003.

Borrowings under both facilities bear interest at the bankers' acceptance rate (Canadian dollars) or U.S. LlBOR rate (U.S. dollars) plus the applicable margin, which is subject to a maximum of 0.95% for the revolving facility and 0.90% for the term facility. As at December 31, 2003, the average bankers' acceptance rate on the debt was 2.8% (2002 - 2.87%) and the applicable margin was 0.45%. The average U.S. LlBOR rate was 1.16% and the applicable margin was 0.50.

(b) Effective July 23, 1998, the Company entered into an agreement to borrow U.S. $162,000 Series A Senior Notes and Cdn. $50,000 Series B Senior Notes (the "Notes") from a group of institutional investors. The Notes have fixed interest rates of 6.56% on the U.S. dollar portion and 6.07% on the Canadian dollar portion and are repayable on July 23, 2008.

(c) Effective July 23, 1998, the Company entered into cross currency swap agreements which effectively convert the U.S. $162,000 denominated fixed rate Notes into Cdn. $236,115 floating rate debt, which bears interest at the three-month bankers' acceptance rate plus 0.56%. These agreements expire on July 23, 2008. The fair value of the cross currency swaps as at December 31, 2003 is ($2,157) (2002 - $58,420), representing a financial (obligation) benefit for the Company. The cross currency swap has been recorded as an (liability) asset of ($27,888) (2002 - $19,544) (notes 5 and 7), representing the value of the foreign exchange component of the cross currency swap.

As at December 31, 2003, the Company had entered into interest rate swap agreements which effectively convert Cdn $210,000 and U.S. $92,000 of floating rate debt to fixed rate debt at interest rates ranging from 3.88% to 5.53% for Cdn. dollar denominated amounts and 1.18% to 1.24% for U.S. dollar denominated amounts. These agreements have expiry dates ranging from June 30, 2004 to July 23, 2008. The fair value of these interest rate swaps as at December 31, 2003 is ($8,901) (2002 - ($10,275)), representing a financial obligation for the Company.

As at December 31,2003, the Company had entered into agreements which have the effect of limiting the interest rates on $75,000 floating rate debt to a range between 4.40% and 6.00%. These agreements have expiry dates ranging from January 30,2004 to January 31, 2006. The fair value of these agreements on December 31, 2003 was ($867) (2002 - ($1,904)), representing a financial obligation for the Company.

The above fair values are based on investment dealer quotes or quotes from the Company's banker. The fair value of these instruments generally reflects the estimated amounts that the Company would receive on settlement of favourable contracts or be required to pay to terminate unfavourable contracts at the reporting date, and thereby takes into account the current unrealizable gains or losses on open contracts.

The above agreements expose the Company to credit risk since there is a risk of counterparty default. Credit risk is monitored and minimized by dealing only with a diverse group of highly rated counterparties. In addition, the Company enters into master netting agreements with its counterparties to enable it to settle derivative financial assets and liabilities with the counterparty on a net basis in the event that the counterparty defaults.

(d) Included in interest expense is interest on long-term debt, including the impact of related hedging instruments, of $28,300 (2002 - $33,974) and the amortization of deferred financing costs of $891 (2002 - $120).

(e) Principal repayments on the long-term debt facility due within the next five years ending December 31 are as follows:

2004	$50,000
2005	238,392
2006	-
2007	-
2008	258,227

$546,619

7. Long-term liabilities:

			2003	2002

	Pension plans	Other post - retirement plans	Total	Total

Projected benefit obligation	$975,379	$126,388	$1,101,767	$982,443
Plan assets	(706,475)	-	(706,475)	(578,484)

Plan deficit	268,904	126,388	395,292	403,959
Unamortized actuarial adjustments	(230,734)	(33,945)	(264,679)	(203,895)

Net liability	$38 1 70	$92 443	130,613	200,064
Other benefit plans			3,684	5,020

Company plans (a)			134,297	205,084
Distribution affiliates' plans (b)			80,897	82,092

Total net pension liability			215,194	287,176
Association agreement guarantee (note 5(d))			42,442	46,940
Other financing			13,263	14,058
Cross currency swap (note 6(c))			27,888	-

			$298,787	$348,174

(a) The Company has retirement programs which provide pension and other post-retirement benefits based on employee years of service and, in some instances, employee earnings.

Included in the above projected benefit obligations are the following amounts in respect of pension plans that are not fully funded:

	2003	2002

Projected benefit obligation	$959,459	$879,888
Fair value of plan assets	696,979	578,484

	$262,480	$301,404

The net expense for the Company's benefit plans is as follows:

	2003		2002

	Pension plans	Other post- retirement plans	Pension plans	Other post- retirement plans

Defined benefit plans	$ 42,938	$ 9,164	$ 33,005	$ 8,446
Defined contribution plans	2,996	-	2,694	-

The Company uses actuarial reports prepared by independent actuaries for funding and accounting purposes. The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligations are as follows:

	2003		2002

	Pension plans	Other post- retirement plans	Pension plans	Other post- retirement plans

Weighted average assumptions:
Discount rate	6.00%	6.00%	6.52%	6.54%
Expected long-term rate of return on plan assets	8.02%	-	8.04%	-
Rate of compensation increase	3.12%	4.00%	3.22%	4.75%

For measurement purposes, a weighted average rate of 9.86% of increase in the per capita cost of covered health care benefits for the year was assumed for 2003. The rate was assumed to decrease gradually to a weighted average rate of 5% in 2013.

Other information about the Company's defined benefit plans are as follows:

	2003		2002

	Pension plans	Other post- retirement plans	Pension plans	Other post- retirement plans

Employer contributions	$110,237	$4,756	$50,430	$4,522
Employees' contributions	1,220	-	989	-
Benefits paid	66,383	4,576	48,737	4,312

(b) The obligation under the distribution affiliates' plans represents the Company's pro rata share of obligations under such plans that will be funded by the Company through future service charge allocations from these affiliates.

8. Loans and subordinated debt payable to affiliates:

	2003	2002

Loans to finance Excluded Net Assets (a):
U.S. LlBOR plus 1.34%
(U.S. $22,000; 2002 - U.S. $22,000)	$28,380	$34,720

Subordinated debt:
Excluded Net Assets funding (a):
Canadian LlBOR rate plus 1.60% (c)	$328,559	$328,559
9% ((d) and note 2)	1,800,000	1,800,000
8.5% (b)	753,100	753,100

	$2,881,659	$2,881,659

(a)

The Company has loans payable to certain subsidiaries of Interbrew related to the funding of the Company's 30% investment in Femsa Cerveza, it's 100% investment in Issima and certain other non-brewing assets and liabilities (the "Excluded Net Assets"). Certain Excluded Net Assets are pledged as collateral under these loans.

With the exception of the subordinated debt, these loans are payable on demand from the proceeds of the Excluded Net Assets. Under the terms of the senior credit facility, the Company can only make payments of interest and principal on these loans out of cash flows derived from the Excluded Net Assets or if the payment meets the definition of a Permitted Distribution. As a result of the final sale of TBJ (note 5(b)) the U.S. $22,000 was repaid in January 2004. All of the other loans payable to affiliates have been presented was long-term liabilities.

(b)

In March 2001, the Company borrowed $753,100 from IIBV, bearing interest at 8.5% and repayable on March 23, 2011. On February 5, 2002, IIBV assigned the debt to one of its wholly owned subsidiaries, Brandbrew SA ("Brandbrew"). The terms and conditions remain unchanged.

(c)

In September 1999, the Company issued a subordinated debenture in favour of IIBV in the amount of $328,559, maturing on May 20, 2005. The note bears interest at Canadian LlBOR plus 1.60%. On February 5, 2002, this debenture was assigned to Brandbrew. The terms and conditions remain unchanged.

(d)

The Company has borrowed $1,800,000, bearing interest at 9% and maturing on October 24, 2010, as consideration for the 100% transfer of the common shares of U.K. Holdings (note 2). These borrowings were assigned to Brandbrew on February 5, 2002. The terms and conditions remain unchanged.

The Company has negotiated a revolving credit facility with Brandbrew. The total credit available under this facility is $130,000.

Included in interest expense is interest on loans payable to affiliates of $242,163 (2002 - $244,352).

Accounts payable and accrued charges include $52,061 (2002 - $2,327) of accrued interest payable to affiliates.

9. Share capital:

(a) The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

	2003		2002

	Number	Amount	Number	Amount

Issued and outstanding:
Common shares	1,481	$1,807,639	1,481	$1,807,639

(b) During the year, the Company paid dividends of nil (2002 - $1,962) to its parent company in order to realize a recovery of refundable taxes paid on income received from the Company's investment in securities.

10. Income taxes:

The Company's effective income tax rate is derived as follows:

	2003	2002

Combined statutory rate (after manufacturing and processing deduction)	34.8%	36.2%
Adjustment of prior year taxes	(9.0)%	-
Expenses not deductible for taxes and revenue not taxable	3.9%	1.1%
Tax-free dividends	-	(0.5)%

	29.7%	36.8%

11. Specified-purpose statement of cash flows:

The change in non-cash operating working capital consists of the following:

	2003	2002

Decrease (increase) in current assets:
Accounts receivable	$(4,841)	$(12,845)
Inventories	(12,988)	(16,681)
Prepaid expenses	4,337	(17,950)
Increase (decrease) in current liabilities:
Accounts payable and accrued charges	8,884	(10,731)
Income taxes payable	(28,292)	69,533
Other taxes payable	13,471	(741)

	$(19,429)	$10,585

Interest paid in cash was $256,519 (2002 - $316,440). Income taxes paid in cash were $70,497 (2002 - $19,243).

During 2002, the Company acquired intangible assets of $47,981 in exchange for a long-term liability (note 5(c)).

12. Commitments and contingencies:

The Company has entered into operating leases, substantially all of which will be discharged within 10 years. Future annual fixed rental payments for the next five years and thereafter are as follows:

2004	$13,660
2005	11,949
2006	6,934
2007	3,918
2008	2,568
Thereafter	5,911

$44,940

Various claims and legal proceedings have been asserted or instituted against the Company, some of which demand large monetary damages or other relief which could result in significant expenditures. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable.

It is possible that the final resolution of some of these matters may require the Company to make expenditures in excess of established provisions, over an extended period of time and in a range of amounts that cannot be reasonably estimated.

The Company has entered into a shareholder support agreement in connection with the financing of one of the provincial distribution companies. In the event that the distribution company determines it will be unable to meet its payment obligations on the debt, the Company may be required to accelerate the payment of service fees for future services, or to defer payment for amounts owed with respect to previous sales. In the event of a payment default, the Company may be required to repurchase any inventory held by the distribution company that was purchased from the Company.

The Company has provided letters of credit to satisfy certain obligations related to suppliers and executive mortgages amounting to $5,903 (2002 - $2,203).

13. Financial Instruments:

In addition to the cross currency swap, interest rate swap and forward rate agreements described in note 6(c), the Company uses forward foreign exchange contracts to hedge the foreign exchange risk of foreign purchases and receipts. The related purchase or receipt is recorded at the forward exchange rate. As at December 31, 2003, the Company had contracts outstanding to sell Mexican pesos 55,395 for U.S. $4,972 at various dates from January 12, 2004 to June 10, 2004. The fair value of these forward foreign exchange contracts is $126, representing a financial benefit to the Company. The Company has also entered into forward foreign exchange contracts with Brandbrew to purchase 20,000 euro for Cdn. $31,830; 960 GBP for Cdn. $2,161 at various dates from January 20, 2004 to January 20, 2005. The fair value of these contracts is ($733) representing a financial obligation to the Company.

The fair value of cash and short term investments, accounts receivable and accounts payable and accrued charges approximates carrying value due to the short term to maturity of these instruments. The fair value of the senior credit facility and the LlBOR-based loans payable to affiliates approximates carrying value as the loans bear market rates of interest. The fair values of other financial liabilities are as follows:

Series A Senior Notes	$235,300
Series B Senior Notes	53,470
8.5% loan payable to affiliate	790,951
9% loan payable to affiliate	1,926,108

The fair value of these long-term liabilities has been estimated as the present value of contractual payments discounted using current market rates of interest available to the Company for similar debt instruments.

14. Related party transactions:

In addition to transactions disclosed elsewhere in the financial statements, the Company enters into transactions with affiliates and partly owned businesses on competitive, commercial terms similar to those with unrelated parties in the normal course of business. Included in cost of sales, selling and administration expenses are purchases and fees of $85,911 (2002 - $46,403) from affiliates and $170,257 (2002 - $158,893) from partly owned distribution businesses.

15. Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

Schedule 4.06( d) - Base Plan Excerpt.

Schedule 4.06(d)

Base Plan Presented in NY

	Actuals		Strategic Plan			Projections							CAGR		
	2002A	2003A	2004E	2005E	2006E	2007E	2008E	2009E	2010E	2011E	2012E	2013E	02-'03	03-'06	06-'13
Total market volume	21,244	21,374	21,422	21,523	21,631	22,092	22,379	22,625	22,851	23,080	23,311	23,544			
Total volume (hl)	9,498	9,696	9,543	9,585	9,725	9,871	10,000	10,110	10,211	10,313	10,416	10,520	2.1%	0.1%	1.1%
Growth %		*2.1%*	*(1.6%)*	*0.4%*	*1.5%*	*1.5%*	*1.3%*	*1.1%*	*1.0%*	*1.0%*	*1.0%*	*1.0%*			
Market share	43.0%	43.4%	43.3%	44.3%	44.7%	44.7%	44.7%	44.7%	44.7%	44.7%	44.7%	44.7%			
Net Revenue/hl	191	193	206	215	222	228	235	242	249	257	265	273	1.4%	4.7%	3.0%
Growth %		1.4%	6.6%	4.4%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%			
Net Revenues	1,812	1,875	1,967	2,063	2,156	2,254	2,352	2,449	2,548	2,650	2,757	2,868	3.5%	4.8%	4.2%
Growth %		*3.5%*	*4.9%*	*4.9%*	*4.5%*	*4.6%*	*4.3%*	*4.1%*	*4.0%*	*4.0%*	*4.0%*	*4.0%*			
COGS	(709)	(725)	(725)	(776)	(809)	(836)	(872)	(908)	(945)	(983)	(1,023)	(1,064)	2.4%	3.3%	4.2%
GROSS PROFIT	1,103	1,149	1,242	1,287	1,356	1,418	1,479	1,540	1,603	1,667	1,734	1,804	4.2%	5.7%	4.2%
Gross margin %	*60.9%*	*61.3%*	*63.1%*	*62.4%*	*62.9%*	*62.9%*	*62.9%*	*62.9%*	*62.9%*	*62.9%*	*62.9%*	*62.9%*			
Operating Expenses	(223)	(271)	(292)	(257)	(275)	(288)	(300)	(313)	(325)	(338)	(352)	(366)	21.5%	0.6%	4.2%
OPERATING PROFIT	880	879	950	1,030	1,081	1,130	1,179	1,228	1,277	1,329	1,382	1,438	(0.2%)	7.1%	4.2%
Operating profit margin %	*48.6%*	*46.9%*	*48.3%*	*50.0%*	*50.1%*	*50.1%*	*50.1%*	*50.1%*	*50.1%*	*50.1%*	*50.1%*	*50.1%*			
EBITDA	598	599	676	754	805	841	878	914	951	989	1,029	1,071	0.2%	10.4%	4.2%
EBITDA Margin %	*33.0%*	*31.9%*	*34.4%*	*36.6%*	*37.3%*	*37.3%*	*37.3%*	*37.3%*	*37.3%*	*37.3%*	*37.3%*	*37.3%*			
Depreciation and amortisation	(97)	(103)	(108)	(104)	(103)	(106)	(107)	(109)	(110)	(112)	(113)	(115)	5.7%	0.2%	1.5%
EBIT	500	496	568	651	701	736	771	805	841	878	916	956	(0.9%)	12.3%	4.5%
EBIT margin %	*27.6%*	*26.5%*	*28.9%*	*31.6%*	*32.5%*	*32.7%*	*32.8%*	*32.9%*	*33.0%*	*33.1%*	*33.2%*	*33.3%*			

Interbrew

Labatt
Good things brewing.

23

Schedule 4.06(f)(i) - Pro Forma Balance Sheet.

KPMG

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2

Telephone (416) 777-8500
Telefax (416) 777-8818
www.kpmg.ca

To Management of Labatt Brewing Company Limited

As requested by Labatt Brewing Company Limited, we have performed the following procedures and we report the following findings in relation to the Labatt Brewing Company Limited ("LBCL") Pro Forma Unaudited Balance Sheet as at December 31, 2003.

PRO FORMA UNAUDITED BALANCE SHEET:

1. Procedure:

We obtained a copy of the LBCL Pro Forma Unaudited Balance Sheet as at December 31, 2003.

Finding:

A copy of the LBCL Pro Forma Unaudited Balance Sheet is included as Appendix One.

2. In relation to the Pro Forma Unaudited Balance Sheet:

a. Procedure:

We compared the starting point of the Pro Forma Unaudited Balance Sheet with the audited Specified-Purpose Balance Sheet of Labatt Brewing Company Limited;

Finding:

The starting point agreed to the audited Specified-purpose Balance Sheet without exception. The audited financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles, except that the Company's investment in its wholly owned subsidiary Issima has been accounted for using the cost method, as required by the Company's various lending agreements.

b. Procedure:

We compared the balance sheets that were deducted from the information in 2(a) to the balance sheet for the respective company in the consolidating working papers contained in the audit files of KPMG LLP for the following entities:

- Bucanero; and
- Cerbuco.

KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss association.

KPMG

Page 2

Finding:

The information agreed to the consolidating working papers without exception.

c. Procedure:

We compared consolidation entry adjustments, relating to the elimination of Cerbuco's investment in Bucanero and the elimination of intercompany transactions between Cerbuco and Bucanero, to consolidating working papers contained in the audit files of KPMG LLP.

Finding:

The information agreed to the consolidating working papers without exception.

d. Procedure:

We compared the following adjustments in the Unaudited Pro Forma Balance Sheet to the assumptions provided by management, included as Appendix Two:

- Sale of Cerbuco;
- Wind-up of Issima;
- Repayment of loans;
- Fees/Penalties; and
- Refinancing.

Finding:

The adjustments agreed to the list of assumptions provided by management and included as Appendix Two.

e. Procedure:

We verified the mathematical accuracy of the supporting schedules.

Finding:

The recalculations were performed without exception.

Our audit of the Labatt Brewing Company Limited's financial statements for the year ended December 31, 2003 was not directed to expressing an opinion on the information included in the LBCL Pro Forma Unaudited Balance Sheet. We have not performed an audit of and accordingly do not express an opinion on the LBCL Pro Forma Unaudited Balance Sheet.

Labatt Brewing Company Limited ("LBCL")
Balance Sheet – Carve-out to Cindy
(in thousands)
As at December 31, 2003

		Per audited Financial Statements	De-consolidate Cerbuco	Sale of Cerbuco	Wind-up of Isaima	Repayment of Loans	Fees/ Penalties	Refinancing	Cindy	
ASSETS										
Current										
Cash and short-term investments		105,240	(12,926)			(69,900)	(3,000)	(19,414)	-	
Due from Interbrew			-	93,824	2,655,000	(3,182,200)		433,376	-	
Accounts receivable	278,013	272,816	(21,102)						251,714	
Intercompany		5,197	(2,128)	2,128					5,197	Intercompany - see detail
Intercompany interest receivable			-						-	
Inventories		171,485	(23,635)						147,850	
Prepaid expenses		47,707	(3,115)						44,592	
Total current assets		802,445	(62,906)	95,952	2,655,000	(3,252,100)	(3,000)	413,962	449,353	
Fixed assets, net		619,600	(60,421)						559,179	
Investment in Interbrew U.K. Holdings Ltd.		1,960,749	-		(1,960,749)				-	
Investment and other assets		817,544	(53,211)				(2,547)		761,786	
Investment in consolidated subsidiaries			(3,096)	3,096					-	
Intercompany loans receivable			-						-	
Future tax assets		3,129	(2,630)				1,900		2,399	
Goodwill		1,445,819	(1,800)						1,444,019	
		5,449,286	(184,064)	99,048	694,251	(3,252,100)	(3,647)	413,962	3,216,736	
LIABILITIES AND SHAREHOLDER'S EQUITY										
Current										
Accounts payable and accrued charges	340,210	269,825	(17,345)						252,480	3rd party
Intercompany pay		18,324	(99,048)	99,048					18,324	Intercompany - see detail
Intercompany interest pay		52,061	-					(52,061)	-	
Income taxes payable		93,432	(1,310)			-			92,122	
Other taxes payable		93,616	(87)						93,529	
Current portion of long-term debt		50,000	-					(50,000)	-	
Current portion of loans payable to affiliates		28,380	-					(28,380)	-	
Total current liabilities		605,838	(117,790)	99,048	-	-	-	(130,441)	456,455	
Long-term debt		496,619						803,381	1,300,000	
Long-term liabilities		298,787	(51,693)						247,094	
Intercompany loans payable			-							
Minority interest		36,773	(14,581)						22,192	
		1,437,817	(184,064)	99,048	-	-	-	672,940	2,025,741	
Subordinated debt payable to Interbrew		2,881,659	-		-	(2,553,100)		(328,559)	-	
Shareholder's equity										
Share capital		1,807,639	-					69,581	1,677,220	
Contributed surplus			-	(2,051)	791,221	(699,000)			90,170	
Deficit		(439,236)	-	-			(3,647)		(442,883)	
Cumulative translation adjustment		(238,593)	-	2,051	(96,970)				(333,512)	
		1,129,810	-	-	694,251	(699,000)	(3,647)	69,581	1,190,995	
		5,449,286	(184,064)	99,048	694,251	(3,252,100)	(3,647)	413,962	3,216,736	
		-	-	-	-	-	-	-	-

APPENDIX TWO

Basis of preparation for the pro-forma balance sheet (All amounts are in thousands of Canadian dollars)

The starting point of the pro-forma balance sheet is the Specified-Purpose Financial Statements of Labatt Brewing Company Limited ("LBCL") for the year ended December 31, 2003.

We have reflected the various steps of the "Larry Restructuring Plan" described in Exhibit 1.02 of the agreement of purchase and sale as if they had occurred on December 31, 2003 as follows:

1. ***Winding up of Issima***

    - LBCL's investment in Issima will be wound up. The proceeds for LBCL have been estimated at $2,655,000.
    - Accordingly, LBCL will report a profit on disposal of $791,221 including realization of foreign exchange gains previously deferred in the cumulative translation account.
    - As a related party transaction the profit has been credited to contributed surplus.
    - No tax benefit of the capital loss on wind up has been recognized.

2. ***Disposal of Cerbuco***

    - LBCL's investment in Cerbuco and the loan granted by LBCL to Cerbuco will be sold to an Interbrew entity at their carrying value of $93,824.
    - As the sale has been assumed to occur at carrying value, there is no gain or loss on the sale, except for realization of foreign exchange losses previously deferred in the cumulative translation account.
    - As a related party transaction the profit has been charged to contributed surplus.

3. ***Repayment of Fixed Rate Intercompany Loans***

    - LBCL will repay its fixed rate loans and subordinated debentures payable to Interbrew
    - LBCL will pay Interbrew a make-whole amount for the early termination of the fixed rate inter-company loans. The payment is estimated at $699,000.
    - The payment will be charged to contributed surplus because of the related party nature of this transaction.
    - Withholding taxes of 10% will need to be paid upon payment of the make-whole amount
    - The benefit of the tax deduction on this payment has not been accrued.

4. ***Releveraging***

    - LBCL will obtain financing to increase its third party net debt to $1,300,000.

APPENDIX ONE

Interbrew

Pro Forma Unaudited Income Statements

LABCAN millions cad / '000 hl			
Total volume	9,605.4	9,497.9	9,661.0
Domestic volume	9,141.4	9,127.5	9,236.2
ITW Product	9,141.4	9,127.5	9,236.2
Total Domestic ITW Products Beer	9,141.4	9,127.5	9,200.9
Domestic ITW prod. Non-Beer			35.3
Domestic Subcontracting			
Domestic Commercial products			
Total Export	464.0	370.4	424.8
Total Licenses			
GROSS TURNOVER	2,364.95	2,497.17	2,518.56
Excise duty	-579.91	-576.92	-576.96
Discounts	-37.49	-46.64	-64.29
NET TURNOVER	1,747.55	1,811.61	1,877.31
Variable industr. cost	-383.62	-400.52	-427.45
Var logistics costs	-290.12	-308.03	-300.44
MACO	1,073.81	1,103.06	1,149.43
Marketing Costs	-190.09	-179.94	-173.66
BRACO	883.71	923.12	975.76
Commercial Costs	-106.25	-102.69	-106.26
CORES	777.46	820.43	869.50
Fixed industrial costs	-106.33	-114.99	-128.59
Fixed logistics costs	-31.21	-39.16	-64.15
Supply Chain Central Overheads	-8.84	-8.63	-6.19
Fixed administrative costs	-129.46	-119.69	-118.89
Group fees & royalties			
Other operating income/expense	-4.04	2.59	3.16
Interco profit/loss	*43.21*	*44.01*	*26.69*
EBITDA	540.77	584.55	583.53
Deprec. & Impairm. Tangible F/A	-94.16	-95.58	-101.20
EBITA	446.61	488.98	482.33
Amort. & Impairm. Intang. F/A	-0.70	-1.52	-1.68
Amort. & Impairment goodwill			
EBIT	445.91	487.46	480.65
Interest Income/Expense - 3rd party	-43.81	-29.79	-26.54
Interest Income/Expense - intra group			
Other financial results - 3rd party	-3.50	-3.21	-6.42
Other financial results - intra group			
Hyper-inflation gains/losses			
Income from associated companies	0.61	0.61	0.62
EBT from ordinary activities	399.20	455.06	446.30
Current taxes	-139.21	-163.79	-125.06
Deferred taxes	-15.09	-4.79	-22.10
NAT from ordinary activities	244.90	286.48	301.14
Minority interests in result			
NAT share of the group from ordinary activities	244.90	286.48	301.14
Extraordinary income / expenses (net after tax)			
NAT Share of the Group	244.90	286.48	301.14
..EBITDA Performance	497.56	540.54	554.84
..EBIT Performance	402.70	443.44	451.96

March, 2004

Citigroup
[Address]

To Whom it May Concern:

                     I am writing to you on behalf of Interbrew S.A. pursuant to your request for certain information regarding the investment by Labatt Brewing Company Limited ("LBCL") in Labatt Holdings, Inc. ("LHI"). LBCL and LHI are indirect, wholly owned subsidiaries of Interbrew S.A.

                     At the time of the acquisition on July 26, 1995 by 3150216 Canada Inc., a wholly owned subsidiary of Interbrew S.A., of John Labatt Limited, a predecessor company to LBCL ("JLL"), and the subsequent wind-up of JLL into 3150216 Canada Inc., the investment in LHI was determined to have a fair value of C$241 ,000,000. This fair value was allocated on the financial records of LBCL to goodwill, rather than investment, because the financial statements of LBCL were prepared on a consolidated basis.

                     In 2002, LHI acquired the U.S. distribution rights to the Bass brands, in connection with which LHI received a loan of US$ 107,000,000 from LBCL. As part of the Restructuring provided for under the Incorporação Agreement, dated as of March 3, 2004, among Allan, Indy, Mergeco and Larry, this loan will be capitalized and US$107,000,000 will be added to the book value of LHI.

                     Finally, I wish to advise you that I have no reason to believe that the fair market value of LHI as of today is less than an aggregate amount equal to the value of the investment in LHI in 1995 as noted above and US$107,000,000.

                     For purposes of this letter, we have relied on certain procedures performed by KPMG, Chartered Accountants to LBCL since 2001, with respect to the accounting treatment of LBCL's investment in LHI on the books and records of LBCL, and our review of the books and record of LBCL and LHI. This information is being provided to you on behalf of Interbrew S.A. solely for your consideration of certain matters in connection with the Incorporação Agreement.

Very truly yours,

INTERBREW S.A.

Stefan Descheemaeker
[Title]

Contacts: Juan F. Fonseca (52) 818-328-6245 juan.fonseca@femsa.com.mx Alan Alanis (52) 818-328-6211 alan.alanis@femsa.com.mx Emily Klingbeil (52) 818-328-6189 emily.klingbeil@femsa.com.mx

FEMSA Reports Solid Results:
Income from Operations up 41.4%
to Ps. 3.599 billion during 4Q03

Monterrey, Mexico, February 26, 2004 -- Fomento Economico Mexicano, S.A. de C.V. ("FEMSA") (NYSE: FMX; BMV: FEMSA UBD, FEMSA UB), the Leader in Latin Beverages, today reported its operational and financial results for the fourth quarter and full year of 2003.

Business Highlights

  FEMSA total revenues increased 37.0% reaching Ps. 75.891 billion during 2003 with a consolidated operating margin of 16.0%.

  Coca-Cola FEMSA continues its smooth integration of the Panamco territories. Total revenues increased 91.4% reaching Ps. 35.729 billion during 2003 to contribute nearly half of FEMSA total revenues. Comparable volume for Mexico was up 2.2% in 2003, including CSD volume growth of 2.9%.

  FEMSA Cerveza's domestic and export beer sales volume increased 5.2% to 5.820 million hectoliters and 2.9% to 0.419 million hectoliters respectively during 4Q03, in large part due to successful promotions with our Sol brand in Mexico and our Dos Equis and Tecate brands in the U.S.

  Oxxo opened 582 net new stores during 2003, totaling 2,798 locations nationwide. Total revenues increased by 27.6% reaching Ps. 4.511 billion during 4Q03 with an operating margin up 70 basis points from 4Q02.

CONSOLIDATED INCOME STATEMENT
For the three months and twelve months ended December 31,:

(Expressed in Millions of Pesos of December 31, 2003)

	For the twelve months of:			For the IV quarter of:

	2003	2002	%Var	2003	2002	%Var

Net sales	21,728	14,196	53.1	75,597	55,176	37.0
Other operating revenues	122	68	79.4	294	219	34.2

Total revenues	21,850	14,264	53.2	75,891	55,395	37.0
Cost of sales	11,337	7,250	56.4	39,371	27,640	42.4

Gross profit	10,513	7,014	49.9	36,520	27,7 55	31.6

Administrative expenses	1,603	1,220	31.4	5,740	4,870	17.9
Selling expenses	5,325	3,308	61.0	18,696	13,093	42.8

Operating expenses	6,928	4,528	53.0	24,436	17,963	36.0
Participation in affiliated companies	14	60	(76.7)	30	87	(65.5)

Income from operations	3,599	2,546	41.4	12,114	9,879	22.6

Interest expense	(560)	(276)	102.9	(2,540)	(943)	169.4
Interest income	99	148	(33.1)	695	465	49.5

Interest expense, net	(461)	(128)	260.2	(1,845)	(478)	286.0
Foreign exchange (loss) gain	(452)	(35)	N.S.	(2,532)	(293)	N.S.
Gain (loss) on monetary position	468	(31)	N.S.	954	398	139.7

Integral result of financing	(445)	(194)	129.4	(3,423)	(373)	N.S.
Other (expenses) income	56	(185)	N.S.	(656)	(951)	(31.0)

Income before taxes	3,210	2,167	48.1	8,035	8,555	(6.1)
Taxes	(1,446)	(894)	61.7	(3,378)	(3,764)	(10.3)

Net Income	1,764	1,273	38.6	4,657	4,791	(2.8)

Net majority income	1,023	758	35.0	3,093	2,947	5.0
Net minority income	741	515	43.9	1,564	1,844	(15.2)

	% Total Revenues

	2003	2002	Var. p.p.	2003	2002	Var. p.p.

Net sales	99.4	99.5	(0.1)	99.6	99.6	-
Other operating revenues	0.6	0.5	0.1	0.4	0.4	-

Total revenues	100.0	100.0	-	100.0	100.0	-
Cost of sales(1)	52.2	51.1	1.1	52.1	50.1	2.0

Gross profit(1)	48.4	49.4	(1.0)	48.3	50.3	(2.0)

Administrative expenses	7.3	8.6	(1.3)	7.6	8.8	(1.2)
Selling expenses	24.4	23.2	1.2	24.6	23.6	1.0

Operating expenses	31.7	31.7	-	32.2	32.4	(0.2)
Participation in affiliated companies	0.1	0.4	(0.3)	-	0.2	(0.2)

Income from operations	16.5	17.8	(1.3)	16.0	17.8	(1.8)

(1) % to Net sales.

CONSOLIDATED BALANCHE SHEET
As of December 31,:

(Expressed in Millions of Pesos of December 31, 2003)

ASSETS	2003	2002	%Var

Cash and cash equivalents	7,733	15,148	(49.0)
Accounts receivable	4,285	3,237	32.4
Inventories	6,872	5,083	35.2
Prepaid expenses	1,269	984	29.0

Total Current Assets	20,159	24,452	(17.6)
Property, plant and equipment, net	42,179	31,140	35.4
Deferred charges and other assets	8,154	6,799	19.9
Bottling and distribution rights(2)	33,842	269	N.S.

TOTAL ASSETS	104,334	62,660	66.5

LIABILITIES & STOCKHOLDERS' EQUITY

Bank loans	2,428	3,251	(25.3)
Current maturities long term debt	2,588	911	184.1
Interest payable	404	158	155.7
Operating liabilities	11 ,296	7,994	41.3

Total Current Liabilities	16,716	12,314	35.7
Bank loans	33,345	10,192	227.2
Deferred income taxes	3,841	4,175	(8.0)
Other liabilities	4,333	1,681	157.8

Total Liabilities	58,235	28,362	105.3
Total Stockholders' equity	46,099	34,298	34.4

LIABILITIES & STOCKHOLDERS' EQUITY	104,334	62,660	66.5

FINANCIAL RATIOS	2003	2002	Var. p.p.

Liquidity	1.21	1.99	(0.78)
Interest coverage(3)	9.40	29.66	(20.27)
Leverage	1.26	0.83	0.43
Capitalization	46.76%	31.62%	15.15

(2) Consist mainly in the intangible assets generated by Panamco acquisition.
(3) Income from operations + depreciation + other non-cash charges / interest expense, net.

Results from operations For the twelve months of: (Expressed in Millions of Pesos as of December 31, 2003)

	Coca-Cola FEMSA			FEMSA Cerveza			FEMSA Comercio			FEMSA Empaques

	2003	2002	%Var	2003	2002	%Var	2003	2002	%Var	2003	2002	%Var

Net sales	35,486.4	18,518.7	91.6	21,763.2	21,453.1	1.4	16,600.6	13,246.6	25.3	7,327.6	6,843.2	7.1
Other revenues	242.6	148.8	63.0	160.5	190.0	(15.5)				24.2	18.7	29.5

Total revenues	35,729.0	18,667.5	91.4	21,923.7	21,643.1	1.3	16,600.6	13,246.6	25.3	7,351.7	6,861.8	7.1
Cost of good sold	17,979.9	8,680.7	107.1	9,424.5	9,281.7	1.5	12,198.5	9,739.3	25.3	5,639.3	5,193.1	8.6

Gross margin	17,749.1	9,986.8	77.7	12,499.2	12,361.4	1.1	4,402.1	3,507.2	25.5	1,712.5	1,668.7	2.6

Administrative expenses	2,333.9	1,515.4	54.0	2,332.8	2,261.6	3.1	284.9	254.2	12.1	177.3	193.2	(8.2)
Sales expenses	8,704.8	3,844.5	126.4	6,189.5	6,092.9	1.6	3,336.2	2,647.3	26.0	436.8	431.0	1.4

Operating expenses	11,038.7	5,359.9	105.9	8,522.3	8,354.5	2.0	3,621.0	2,901.5	24.8	614.1	624.2	(1.6)
Participation in affiliated companies				29.8	87.4	(65.9)

Income from operations before management fee	6,710.4	4,626.9	45.0	4,006.7	4,094.3	(2.1)	781.1	605.7	28.9	1,098.3	1,044.6	5.1
Management fee				420.2	407.3	3.2	87.4	99.5	(12.2)	110.8	103.2	7.3

Income from operations	6,710.4	4,626.9	45.0	3,586.5	3,687.0	(2.7)	693.7	506.2	37.0	987.5	941.3	4.9

% to Total Revenues

Income from operations before management fee	18.8	24.8	(6.0)	18.3	18.9	(0.6)	4.7	4.6	0.1	14.9	15.2	(0.3)

OTHER INFORMATION

Income from operations	6,710.4	4,626.9	45.0	3,586.5	3,687.0	(2.7)	693.7	506.2	37.0	987.5	941.3	4.9
Depreciation	967.5	572.3	69.1	1,174.6	1,158.0	1.4	130.9	93.5	40.0	301.4	272.7	10.5
Other non-cash charges	660.9	488.4	35.3	1,696.5	1,451.6	16.9	133.7	98.4	35.8	93.7	83.4	12.3

EBITDA	8,338.8	5,687.6	46.6	6,457.6	6,296.6	2.6	958.3	698.2	37.3	1,382.6	1,297.4	6.6
Capex	1,910.4	1,409.7	35.5	3,246.3	3,292.0	(1.4)	1,210.3	856.8	41.3	376.3	254.8	N.S.

Results from Operations For the fourth quarter of: (Expressed in Millions of Pesos as December 31, 2003)

	Coca-Cola FEMSA			FEMSA Cerveza			FEMSA Comercio			FEMSA Empaques

	2003	2002	%Var	2003	2002	%Var	2003	2002	%Var	2003	2002	%Var

Net sales	11,331.0	4,759.6	138.1	5,490.6	5,307.0	3.5	4,510.8	3,535.9	27.6	1,930.4	1,775.4	8.7
Other revenues	104.2	34.2	204.7	49.1	69.5	(29.4)				6.2	5.3	16.2

Total revenues	11,435.2	4,793.8	138.5	5,539.7	5,376.5	3.0	4,510.8	3,535.9	27.6	1,936.6	1,780.7	8.8
Cost of good sold	5,761.0	2,281.8	152.5	2,387.4	2,338.6	2.1	3,287.0	2,543.5	29.2	1,514.9	1,365.8	10.9

Gross margin	5,674.2	2,512.0	125.9	3,152.3	3,037.9	3.8	1,223.7	992.4	23.3	421.7	414.9	1.6

Administrative expenses	699.8	392.8	78.2	596.2	543.4	9.7	89.6	79.8	12.3	41.7	56.0	(25.4)
Sales expenses	2,813.5	893.9	214.7	1,527.4	1,532.5	(0.3)	901.6	754.2	19.5	97.0	119.8	(19.1)

Operating expenses	3,513.3	1,286.7	173.0	2,123.6	2,075.9	2.3	991.2	834.1	18.8	138.7	175.8	(21.1)
Participation in affiliated companies				13.8	60.4	(77.2)

Income from operations before management fee	2,160.9	1,225.3	76.4	1,042.5	1,022.4	2.0	232.5	158.3	46.9	283.0	239.1	18.3
Management fee				104.4	100.3	4.1	27.7	27.2	2.0	28.7	27.0	6.0

Income from operations	2,160.9	1,225.3	76.4	938.1	922.1	1.7	204.8	131.1	56.2	254.3	212.1	19.9

% to Total Revenues

Income from operations before management fee	18.9	25.6	(6.7)	18.8	19.0	(0.2)	5.2	4.5	0.7	14.6	13.4	1.2

OTHER INFORMATION

Income from operations	2,160.9	1,225.3	76.4	938.1	922.1	1.7	204.8	131.1	56.2	254.3	212.1	19.9
Depreciation	265.7	129.9	104.5	303.0	275.7	9.9	35.6	27.5	29.5	97.1	87.2	11.3
Other non-cash charges	38.0	102.4	(62.9)	467.6	410.0	14.0	36.5	23.0	58.3	34.8	30.1	15.7

EBITDA	2,464.6	1,457.6	69.1	1,708.7	1,607.8	6.3	276.9	181.7	52.4	386.2	329.4	17.3
Capex	188.7	584.2	(67.7)	1,052.0	929.4	13.2	432.7	340.2	27.2	76.6	109.8	(30.2)

OPERATING DATA For the three months and twelve months ended December 31, 2003:

FEMSA CeNeza Sales Volumes (Thousand hectoliters)	For the IV quarter of:			For the twelve months of:

	2003	2002	%Var	2003	2002	%Var

Domestic	5,820.0	5,533.0	5.2	22,582.0	21,855.0	3.3
Exports	418.5	406.6	2.9	1,982.3	1,954.6	1.4

Total Volume	6,238.5	5,939.6	5.0	24,564.3	23,809.6	3.2

Presentation Mix (%)	For the IV quarter of:			For the twelve months of:

	2003	2002	Var p.p.	2003	2002	Var p.p.

Returnable	70.7	72.1	(1.4)	69.0	70.3	(1.3)
Non Returnable	6.1	5.6	0.5	8.0	7.2	0.8
Cans	23.2	22.3	0.9	23.0	22.5	0.5

Total volume	100.0	100.0	-	100.0	100.0	-

Exports revenues: Millions Ps.	315.4	282.7	11.6	1,467.1	1,326.7	10.6
US Millions	27.9	26.4	5.7	133.3	127.4	4.6

FEMSA Emoaaues Total Sales Volume (Millions of pieces)	For the IV quarter of:			For the twelve months of:

	2003	2002	%Var	2003	2002	%Var

Cans	796.5	784.3	1.6	3,230.7	3,000.1	7.7
Crown Caps	3,743.2	3,307.4	13.2	14,346.8	14,286.5	0.4
Glass Bottles	288.5	298.3	(3.3)	1,034.0	1,053.3	(1.8)

Export volumes: Cans	125.3	147.4	(15.0)	581.7	432.1	34.6
Crown Caps	2,382.2	1,792.5	32.9	8,399.5	7,866.2	6.8

Exports revenues: Millions Ps.	212.7	216.0	(1.5)	879.8	749.0	17.5
US Millions	18.8	20.2	(6.9)	79.6	71.7	11.0

Percentage of sales revenue by client category:
	For the IV quarter of:			For the twelve months of:

	2003	2002	Var p.p.	2003	2002	Var p.p.

Intercompany sales	56.0	54.2	1.8	57.5	58.3	(0.8)

FEMSA Cerveza	40.7	37.3	3.4	39.7	40.9	(1.2)
Coca-Cola FEMSA	15.3	16.9	(1.6)	17.8	17.4	0.4

Third-party sales	44.0	45.8	(1.8)	42.5	41.7	0.8

Domestic	32.5	33.3	(0.8)	30.4	30.6	(0.2)
Export	11.5	12.5	(1.0)	12.1	11.1	1.0

Total	100.0	100.0	-	100.0	100.0	-

Coca-Cola FEMSA (1) Sales Volumes (Millions of Unit Cases	For the IV quarter of:			For the twelve months of:

	2003	2002	%Var	2003	2002	%Var

Mexico	243.9	243.3	0.2	1,001.6	980.5	2.2
Central America	29.3	27.4	6.9	107.3	100.1	7.2
Colombia	45.1	51.4	(12.3)	171.8	185.0	(7.1)
Venezuela	45.8	34.0	34.7	151.6	162.9	(6.9)
Brazil	77.3	102.0	(24.2)	265.1	322.6	(17.8)
Amentina	39.4	35.9	9.7	126.6	115.6	9.5

Total KOF	480.8	494.0	(2.7)	1,824.0	1,866.7	(2.3)

(1) For comparison purposes the 2002 sales volumes of the acquired Panamco territories, were included.

FEMSA Comercio
	For the IV quarter of:			For the twelve months of:

	2003	2002	%Var	2003	2002	%Var

Total stores				2,798	2,216	26.3
New oxxo stores	257	216	19.0	582	437	33.2
Same stores data: (2)
Sales (Ths. Pesos)	561.3	505.6	11.0	568.1	525.0	8.2
Traffic	22.2	20.8	6.7	23.1	21.7	6.5
Ticket	25.3	24.3	4.1	24.6	24.2	1.7

Same Stores data % Var vs 2002
	For the IV quarter of:			For the twelve months of:

	Sales	Traffic	Ticket	Sales	Traffic	Ticket

I Quarter / March	5.7%	6.4%	-0.4%	5.7%	6.4%	-0.4%
II Quarter / June	9.1%	9.3%	0.0%	7.5%	7.4%	-0.4%
III Quarter / September	6.7%	4.3%	2.1%	7.2%	6.3%	0.4%
IV Quarter / December	11.0%	6.7%	4.1%	8.2%	6.5%	1.7%

(2) Monthly average infom\8tion per store, considering same stores with 13 months of operations.

OTHER FINANCIAL INFORMATION For the three months and twelve months ended December 31, 2003

EBITDA & CAPEX

(Millions of Pesos)	For the IV quarter of:			For the twelve months of:

	2003	2002	%Var	2003	2002	%Var

Operating Income	3,599.0	2,546.0	41.4	12,114.0	9,879.0	22.6
Depreciation	711.7	529.6	34.4	2,613.6	2,136.8	22.3
Amortization & other	586.7	582.0	0.8	2,610.9	2,163.9	20.7

EBITDA	4,897.4	3,657.6	33.9	17,338.6	14,179.7	22.3
CAPEX	1,766.7	1,957.2	(9.7)	6,789.5	5,779.5	17.5

Macroeconomic Information
	Inflation		Exchange Rate

	LTM	4Q'03	Per USD	Per Peso

Mexico	3.980%	1.630%	11.2350	1.0000
Colombia	6.490%	1.020%	2,778.2100	0.0040
Venezuela	27.070%	5.370%	1,853.0000	0.0061
Brazil	10.340%	1.270%	2.8892	3.8886
Argentina	4.050%	1.700%	2.9350	3.8279

Net Debt 2003
(Millions of Pesos)

	December	September	June

FEMSA Corporate	(484.8)	(519.9)	79.7
Coca-Cola FEMSA	26,131.8	26,251.5	26,630.8
FEMSA Cerveza	2,244.4	2,753.1	3,546.9
FEMSA Comercio	1,024.8	978.7	747.3
FEMSA Empaque	1,710.6	1,925.0	2,046.1

Total Consolidated	30,626.8	31,388.4	33,050.8

Short-Term	2,427.6	2,163.4	3,245.9
Long-Term	35,932.6	39,234.2	37,723.5

Total Debt	38,360.2	41,397.6	40,969.4
Cash & Cash Equivalents	7,733.4	10,009.2	7,918.6

Net Debt	30,626.8	31,388.4	33,050.8

EXHIBIT B

FORM OF PROMISSORY NOTE

US$287,000,000	Dated: [Contribution Date]

                     FOR VALUE RECEIVED, the undersigned, Labatt Holding B.V., a corporation organized under the laws of the Netherlands (the "Labatt Holdco "), HEREBY PROMISES TO PAY Interbrew International B.V., a Netherlands corporation ("IIBV") an amount in cash equal to US$287,000,000 (as may be subject to adjustment, the "Principal Amount"). Labatt Holdco promises to pay interest on the Principal Amount from and after the Closing at the rate of 3% per annum. The entire unpaid Principal Amotmt of this note (the "Note") and all accrued and unpaid interest thereon is due and payable on the date that is 18 months following the Closing Date or, if such date is not a Business Day, the next immediately succeeding Business Day, unless the payment of principal and interest on the Note shall be accelerated. Capitalized terms used herein and not otherwise defined have the meanings set forth in the letter agreement, dated as of March 3, 2004, by and between IIBV and Labatt Holdco (the "Letter Agreement ").

                     Both principal and interest are payable in lawful money of the United States of America to IIBV at such account as may be designated in writing from time to time by IIBV to Labatt Holdco, in immediately available funds. This Note may not be prepaid; provided, however, that this Note may be prepaid without penalty at any time up to and including the Closing.

                     This Note is the Labatt USA Note referred to in, and is subject to the terms of, the Letter Agreement, which to the extent applicable are incorporated herein by reference and made part of this Note. Payment of principal and interest under this Note shall be accelerated and become due and payable in the event of the consummation of a Carlos Transaction or an ELH Sale as provided in the Letter Agreement. The Principal Amount of the Note shall be adjusted as set forth in the Letter Agreement.

                     If the Principal Amount of the Note is decreased or increased as may be provided for by the Letter Agreement, accrued interest shall be recalculated under this Note from the date of issue through the date of such decrease or interest so as to give effect, on a retroactive basis, to such increase or decrease. The terms of the Note, including the maturity date hereof, shall not be affected from and after, or as a result of, such increase or decrease in the Principal Amount.

                     If any payment required to be made under this Note is not paid when due and payable hereunder, whether at maturity or by acceleration, Labatt Holdco promises to pay all costs of collection, including reasonable attorneys' fees, incurred by IIBV, whether or not suit is filed hereon. Such costs of collection shall include, but not be limited to, all costs and expenses, including reasonable attorneys' fees, incurred in connection with the protection of or realization upon the collateral securing this Promissory Note.

* * *

LABATT HOLDING B.V.
By:___________________________
Name:
Title:

By:___________________________
Name:
Title:

EXHIBIT A

FORM OF PROMISSORY NOTE

US$206,000,000	Dated: [Contribution Date]

                     FOR VALUE RECEIVED, the undersigned, Labatt Holdco B. V., a corporation organized under the laws of the Netherlands (the "Labatt Holdco"), HEREBY PROMISES TO PAY Interbrew International B.V., a Netherlands corporation (the "IIBV"), an amount in cash equal to US$206,000,000 (the "Principal Amount"). Labatt Holcdco promises to pay interest on the Principal Amount from and after the Closing at the rate of 3 % per annum. The entire unpaid Principal Amount of this note (the "Note") and all accrued and unpaid interest thereon is due and payable on the date that is 18 months following the Closing Date or, if such date is not a Business Day, the next immediately succeeding Business Day, unless the payment of principal and interest on the Note shall be accelerated. Capitalized terms used herein and not otherwise defined have the meanings set forth in the letter agreement, dated as of March 3, 2004, by and between IIBV and Iabatt Holdco (the "Letter Agreement").

                     Both principal and interest are payable in lawful money of the United States of America to IIBV at such account as may be designated in writing from time to time by IIBV to Iabatt Holdco, in immediately available funds. This Note may not be prepaid; provided, however, that this Note may be prepaid without penalty at any time up to and including the Closing.

                     This Note is the FEMSA Cerveza Promissory Note referred to in, and is subject to the terms of, the Letter Agreement, which to the extent applicable are incorporated herein by reference and made part of this Note. Payment of principal and interest under this Note shall be accelerated and become due and payable in the event of the consummation of a FEMSA Cerveza Transaction or an ELH Sale as provided in the Letter Agreement.

                     The Principal Amount of this Note is not subject to adjustment.

                     If any payment required to be made under this Note is not paid when due and payable hereunder, whether at maturity or by acceleration, Labatt Holdco promises to pay all costs of collection, including reasonable attorneys' fees, incurred by IIBV, whether or not suit is filed hereon. Such costs of collection shall include, but not be limited to, all costs and expenses, including reasonable attorneys' fees, incurred in connection with the protection of or realization upon the collateral securing this Promissory Note.

* * *

LABATT HOLDING B.V.
By:___________________________
Name:
Title:

By:___________________________
Name:
Title:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.